UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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05070147

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Lake Shore Bancorp, Inc.
Exact name of registrant as specified in charter

0001341318
Registrant CIK Number

Form S-1
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-129439
SEC file number, if available

____
Name of Person Filing the Document
(If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dunkirk, State of New York October 31, 2005.

(Registrant)

By: David C. Mancuso, President and Chief Executive Officer
(Name and Title) Lake Shore Bancorp, Inc.

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 20 ____, that the information set forth in this statement is true and complete.

By: ________
(Name)

____
(Title)



Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS PRO FORMA VALUATION REPORT IS BEING FILED PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

PRO FORMA VALUATION REPORT
MUTUAL HOLDING COMPANY
STOCK OFFERING

LAKE SHORE SAVINGS AND LOAN ASSOCIATION
Dunkirk, New York

Dated As Of:
September 30, 2005

Prepared By:

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP® FINANCIAL, LC.
Financial Services Industry Consultants


SEC MAIL PROCESSING
RECEIVED
NOV 0 2 2005
WASH, D.C.
190
SECTION

September 30, 2005

Board of Directors
Lake Shore Savings and Loan Association
125 East Fourth Street
Dunkirk, New York 14048

Members of the Board of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock which is to be offered in connection with the mutual-to-stock conversion transaction described below.

This Appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision ("OTS"). Specifically, this Appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" as set forth by the OTS, and applicable regulatory interpretations thereof.

Description of Plan of Reorganization

The Board of Directors of Lake Shore Savings and Loan Association ("Lake Shore Savings" or the "Association") adopted a plan of reorganization and related minority stock issuance on August 9, 2005, pursuant to which Lake Shore Savings will reorganize into a mutual holding company structure. As part of the plan of reorganization, Lake Shore Savings will convert from a New York-chartered mutual savings and loan association to a federally-chartered stock savings bank and will become a wholly-owned subsidiary of Lake Shore Bancorp, Inc. ("Lake Shore Bancorp" or the "Company"), a federally-chartered mid-tier holding corporation, and Lake Shore Bancorp will issue a majority of its common stock to Lake Shore, MHC (the "MHC"), a federally-chartered mutual holding company, and sell a minority of its common stock to the public. It is anticipated that the public shares will be offered in a subscription offering to the Association's Eligible Account Holders, Tax-Qualified Employee Benefit Plans including the employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Other Members, as such terms are defined for purposes of applicable federal regulatory requirements governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a community offering. In addition, as part of the reorganization, the Association will form The Lake Shore Charitable Foundation (the "Foundation") to further the Association's commitment to the local community. The Foundation will be funded with stock equal to 2.0% of the stock issued in the reorganization. The total shares offered for sale to the public and issued to the Foundation will constitute a minority of the Company's stock (49.0% or less).

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

The aggregate amount of stock sold by the Company cannot exceed the appraised value of the Association. Immediately following the offering, the primary assets of the Company will be the capital stock of the Association and the net offering proceeds remaining after contributing proceeds to the Association in exchange for 100% of the capital stock of the Association. The Company will contribute at least 50% of the net offering proceeds in exchange for the Association's capital stock. The remaining net offering proceeds, retained at the Company, will be used to fund a loan to the ESOP and as general working capital.

RP® Financial, LC.

RP® Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of the Association and the other parties engaged by Lake Shore Savings to assist in the corporate reorganization and minority stock issuance process.

Valuation Methodology

In preparing our appraisal, we have reviewed the Association's, the Company's and MHC's regulatory applications, including the prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the Association that has included due diligence related discussions with Lake Shore Savings' management; Beard Miller Company LLP, the Association's independent auditor; Thacher Proffitt & Wood LLP, Lake Shore Savings' conversion counsel; and Ryan Beck & Co., Inc., which has been retained as the financial and marketing advisor in connection with the Association's stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Lake Shore Savings operates and have assessed the Association's relative strengths and weaknesses. We have monitored all material regulatory and legislative actions affecting financial institutions generally and analyzed the potential impact of such developments on Lake Shore Savings and the industry as a whole to the extent we were aware of such matters. We have analyzed the potential effects of the stock conversion on the Association's operating characteristics and financial performance as they relate to the pro forma market value of Lake Shore Bancorp. We have reviewed the economy and demographic characteristics of the primary market area in which the Association currently operates. We have compared Lake Shore Savings' financial performance and condition with publicly-traded thrift institutions evaluated and selected in accordance with the

Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed conditions in the securities markets in general and the market for thrifts and thrift holding companies, and mutual holding company offerings.

The Appraisal is based on Lake Shore Savings' representation that the information contained in the regulatory applications and additional information furnished to us by the Association and its independent auditors, legal counsel, investment bankers and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Association, or its independent auditors, legal counsel, investment bankers and other authorized agents nor did we independently value the assets or liabilities of the Association. The valuation considers Lake Shore Savings only as a going concern and should not be considered as an indication of the Association's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for the Association, the MHC and the Company and for all thrifts and their holding companies. Changes in the local and national economy, the federal and state legislative and regulatory environments for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability, and may materially impact the value of thrift stocks as a whole or the Association's value alone. It is our understanding that there are no current plans for pursuing a second-step conversion or for selling control of the Company or the Association following the offering. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which the Company's stock, immediately upon completion of the offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of September 30, 2005, the estimated aggregate pro forma market value of the shares to be issued immediately following the offering, both shares issued publicly as well as to the MHC, was $50,000,000 at the midpoint, equal to 5,000,000 shares issued at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $42,500,000 and a maximum value of $57,500,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 4,250,000 shares at the minimum of the valuation range and 5,750,000 total shares outstanding at the maximum of the valuation range. In the event that the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $66,125,000 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 6,612,500. The Board of Directors has established a public offering range such that the public ownership of the Company will constitute a 45.0% ownership interest of the Company prior to the issuance of the shares to the Foundation. Accordingly, the offering range to the public of the minority stock will be $19,125,000 at the minimum, $22,500,000 at the midpoint, $25,875,000 at the maximum and $29,756,250 at the supermaximum. Based on the public offering range, and inclusive of the shares issued to the Foundation, the public ownership of the shares will represent 47.0% of the shares issued, with the MHC owning the majority of the shares.

Limiting Factors and Considerations

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable OTS regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Lake Shore Bancorp immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the public stock offering.

The valuation prepared by RP Financial in accordance with applicable OTS regulatory guidelines was based on the financial condition and operations of Lake Shore Savings as of June 30, 2005, the date of the financial data included in the prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its financial institution clients.

The valuation will be updated as provided for in the OTS conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Lake Shore Savings, management policies, and current conditions in the equity markets for thrift stocks, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the federal and state legislative and regulatory environments for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Respectfully submitted,
RP® FINANCIAL, LC.

William E. Pommerening
Chief Executive Officer and
Managing Director

Gregory E. Dunn
Senior Vice President

TABLE OF CONTENTS
LAKE SHORE SAVINGS AND LOAN ASSOCIATION
Dunkirk, New York

TABLE OF CONTENTS
LAKE SHORE SAVINGS AND LOAN ASSOCIATION
Dunkirk, New York
(continued)

LIST OF TABLES
LAKE SHORE SAVINGS AND LOAN ASSOCIATION
Dunkirk, New York

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Lake Shore Savings and Loan Association ("Lake Shore Savings" or the "Association"), chartered in 1891, is a New York-chartered savings and loan association headquartered in Dunkirk, New York. The Association serves upstate western New York through its administrative facilities and main office in Dunkirk and six branch offices. The administrative facilities, main office and four branches are located n Chautauqua County, which is south of Buffalo, and two branches are located in the Buffalo metropolitan area in Erie County. The Association is planning to open a third branch office in Erie County in December 2005. A map of the Association's branch offices is provided in Exhibit I-1. Lake Shore Savings, is a member of the Federal Home Loan Bank ("FHLB") system, and its deposits are insured up to the regulatory maximums by the Federal Deposit Insurance Corporation ("FDIC"). At June 30, 2005, Lake Shore Savings had $332.0 million in assets, $247.4 million in deposits and total equity of $27.8 million equal to 8.4% of total assets. Lake Shore Savings' audited financial statements are included by reference as Exhibit I-2.

Plan of Reorganization

On August 9, 2005, the Board of Directors of Lake Shore Savings adopted a plan to reorganize from the mutual form of organization to the mutual holding company form of organization. As part of the reorganization, Lake Shore Savings will convert from a New York-chartered mutual savings and loan association to a federal stock savings bank and change its name to Lake Shore Savings Bank. Pursuant to the reorganization, Lake Shore Savings will become a wholly-owned subsidiary of Lake Shore Bancorp, Inc. ("Lake Shore Bancorp" or the "Company"), a federally-chartered mid-tier holding corporation, and Lake Shore Bancorp will issue a majority of its common stock to Lake Shore, MHC (the "MHC"), a federally-chartered mutual holding company, and sell a minority of its common stock to the public. Concurrent with the reorganization, the Company will retain up to 50% of the net stock proceeds. Immediately after consummation of the reorganization, it is not anticipated that the MHC or the Company will engage in any business activity other than ownership of their respective subsidiaries and investment of stock proceeds that are retained by the Company.

The MHC will own a controlling interest in the Company of at least 51%, and the Company will be the sole subsidiary of the MHC. The Company will own 100% of the Association's outstanding stock. The Company's initial activities will be ownership of its subsidiary, Lake Shore Savings, investment of the net cash proceeds retained at the holding company level (initially in short-term investment securities) and extending a loan to the Association's newly-formed employee stock ownership plan ("ESOP"). Subsequent activities of the Company may include payment of regular or special dividends, acquisitions of other financial institutions, acquisitions of other financial service providers and/or stock repurchases.

The plan of reorganization provides for a stock contribution to be made to The Lake Shore Charitable Foundation (the "Foundation"), which be a newly formed non-stock Delaware corporation. The Foundation will be funded with common stock contributed by the Company in an amount equal to 2.0% the gross proceeds of shares issued in the reorganization. The Foundation will be dedicated to assist the communities within Lake Shore Savings' market area beyond community development and lending and will enhance the Association's current activities under the Community Reinvestment Act.

Strategic Overview

Lake Shore Savings maintains a local community banking emphasis, with a primary strategic objective of meeting the borrowing and savings needs of its local customer base. Historically, Lake Shore Savings' operating strategy has been fairly reflective of a traditional thrift operating strategy in which 1-4 family residential mortgage loans and retail deposits have constituted the principal components of the Association's assets and liabilities, respectively. Beyond 1-4 family permanent mortgage loans, the Association's lending activities include diversification into commercial real estate, consumer, home equity, commercial business and construction loans. Pursuant to the Association's current strategic plan, Lake Shore Savings will continue to emphasize 1-4 family lending and will also continue to pursue lending diversification in which growth of commercial real estate loans will be emphasized.

Investments serve as a supplement to the Association's lending activities and the investment portfolio is considered to be indicative of a low risk investment philosophy. The investment portfolio is comprised primarily of mortgage-backed securities, with the balance of the portfolio consisting of asset-backed securities, municipal bonds, U.S. Government and agency securities, corporate bonds and FHLB stock.

Retail deposits have consistently served as the primary interest-bearing funding source for the Association. The deposit base is concentrated in time deposits and time deposits have been the primary source of the Association's deposit growth in recent years. Growth of transaction accounts and, in particular, growth of checking account deposits has been targeted as an area of emphasis in the Association's business plan. The Association utilizes borrowings as a supplemental funding source to facilitate management of funding costs and interest rate risk. Borrowings utilized by the Association have generally been limited to FHLB advances, which have fixed rate terms with laddered maturities.

Lake Shore Savings' earnings base is largely dependent upon net interest income and operating expense levels. Overall, the Association's operating strategy has provided for a relatively strong net interest margin; although, Lake Shore Savings' net interest margin has declined from peak levels in recent periods, which can be largely attributable to interest rate spread compression resulting from the flattening yield curve. To facilitate and implement growth strategies higher operating expenses have been incurred by the Association, which includes the costs associated with expanding the branch network into Erie County as well as adding to staff to support and manage contemplated growth of Lake Shore Savings' community banking franchise. The additional operating expenses have been more than offset by asset growth, as indicated by a decline in the Association's operating expense to average assets ratio since 2001.

Reflective of a traditional thrift operating strategy, non-interest operating income has not been a significant contributor to the Association's earnings. Growth of non-interest operating income is contemplated in the Association's business plan, through such strategies as developing more of a sales culture in the branches and through growing fee-based transaction accounts.

The post-offering business plan of the Association is expected to continue to focus on operating and growing a profitable institutions serving retail customers and small businesses in local markets. Accordingly, Lake Shore Savings will continue to be an independent community-oriented financial institution with a commitment to local real estate financing with operations funded by retail deposits, borrowings, equity capital and internal cash flows. In addition, the Association will seek to implement strategies that will increase its residential and commercial real estate lending presence in Erie County, as well as emphasize expansion and diversification of other products and services particularly with respect to building the core deposit base.

The Association's Board of Directors has elected to complete a public stock offering to improve the competitive position of Lake Shore Savings. The capital realized from the minority stock offering will increase the operating flexibility and overall financial strength of Lake Shore Savings. The additional capital realized from stock proceeds will increase liquidity to support funding of future loan growth and other interest-earning assets. Lake Shore Savings' higher capital position resulting from the infusion of stock proceeds will also serve to reduce interest rate risk, particularly through enhancing the Association's interest-earning-assets-to-interest-bearing-liabilities ("IEA/IBL") ratio. The additional funds realized from the stock offering will provide an alternative funding source to deposits and borrowings in meeting the Association's future funding needs, which may facilitate a reduction in Lake Shore Savings' funding costs. Additionally, Lake Shore Savings' higher equity-to-assets ratio will also better position the Association to take advantage of expansion opportunities as they arise. Such expansion would most likely occur through the establishment or acquisition of additional banking offices or customer facilities that would provide for further penetration in the markets currently served by the Association or nearby surrounding markets. The Association will also be bettered position to pursue growth through acquisition of other financial service providers following the stock offering, given its strengthened capital position. At this time, the Association has no specific plans for expansion other than through establishing additional branches. The projected uses of proceeds are highlighted below.

- MHC. The Association intends to capitalize the MHC with $100,000 of cash. The primary activity of the MHC will be ownership of the majority interest in the Company. The MHC funds will be held in low risk liquid instruments.

- o Lake Shore Bancorp The Company is expected to retain up to 50% of the net offering proceeds. At present, funds at the mid-tier holding company level, net of the loan to the ESOP, are expected to be primarily invested initially into short-term investment grade securities. Over time, the funds may be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Association, repurchases of common stock, and the payment of regular and/or special cash dividends.

- o Lake Shore Savings. Approximately 50% of the net stock proceeds will be infused into the Association in exchange for all of the Association's newly issued stock. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Association are anticipated to become part of general operating funds, and are expected to be primarily utilized to fund loan growth.

Overall, it is the Association's objective to pursue growth that will serve to increase returns, while, at the same time, growth will not be pursued that could potentially compromise the overall risk associated with Lake Shore Savings' operations.

Balance Sheet Trends

Table 1.1 shows the Association's historical balance sheet data for the past five and one-half years. From December 31, 2000 through June 30, 2005, Lake Shore Savings' assets increased at an 11.7% annual rate. Asset growth was mostly realized through growth of interest-earning assets, which consisted mostly of loan growth. Asset growth has been funded with a combination of deposits and borrowings, as well as retained earnings. A summary of Lake Shore Savings' key operating ratios for the past five and one-half years is presented in Exhibit I-3.

Lake Shore Savings' loans receivable portfolio increased at a 10.2% annual rate from year end 2000 through June 30, 2005, with the portfolio exhibiting positive growth throughout the period. The Association's lower loan growth rate compared to its asset growth rate served to reduce the loans-to-assets ratio from 63.9% at year end 2000 to 60.2% at June 30, 2005. Lake Shore Savings' historical emphasis on 1-4 family lending is reflected in its loan portfolio composition, as 71.8% of total loans receivable consisted of 1-4 family permanent mortgage loans at June 30, 2005. Trends in the Association's loan portfolio composition over the past five and one-half years show that 1-4 family permanent mortgage loans have been maintained at a fairly stable level of total loans, with such loans ranging from a low of 68.0% of total loans at year end 2002 to a high of 72.1% of total loans at year end 2003. Over the past five and one-half

Table 1.1
Lake Shore Savings and Loan Association
Historical Balance Sheets
(Amount and Percent of Assets)(1)

	At Year End December 31,										At June 30,		Annual Growth Rate
	2000		2001		2002		2003		2004		2005		
	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Pct (%)
Total Amount of:													
Assets	$201,759	100.0%	$214,086	100.0%	$238,056	100.0%	$303,511	100.0%	$329,841	100.0%	$332,039	100.0%	11.71%
Cash and cash equivalents	13,415	6.6%	14,269	6.7%	16,238	6.8%	16,753	5.5%	11,577	3.5%	16,017	4.8%	4.02%
Securities	48,324	24.0%	43,052	20.1%	52,990	22.3%	83,398	27.5%	101,529	30.8%	98,716	29.7%	17.20%
Loans receivable, net	128,991	63.9%	144,600	67.5%	156,740	65.8%	187,138	61.7%	199,525	60.5%	200,008	60.2%	10.24%
FHLB stock	1,034	0.5%	1,162	0.5%	1,420	0.6%	2,167	0.7%	2,709	0.8%	2,569	0.8%	22.41%
Deposits	172,062	85.3%	182,066	85.0%	195,092	82.0%	230,495	75.9%	243,554	73.8%	247,425	74.5%	8.41%
Borrowings	7,140	3.5%	6,655	3.1%	15,540	6.5%	43,335	14.3%	53,985	16.4%	51,385	15.5%	55.05%
Equity	19,405	9.6%	21,705	10.1%	23,942	10.1%	24,947	8.2%	26,915	8.2%	27,802	8.4%	8.32%
Full service offices	5		5		5		7		7		7		

(1) Ratios are as a percent of ending assets.

Sources: Lake Shore Savings' prospectus, audited financial statements and RP Financial calculations.

years lending diversification by the Association has been mostly in the areas of home equity lines of credit, which equaled 14.6% of total loans at June 30, 2005, and commercial real estate loans, which equaled 7.3% of total loans at June 30, 2005. The relative concentrations of home equity lines of credit and commercial real estate loans comprising total loans have also been fairly consistent over the past five and one-half years. Construction loans have been a limited area of lending diversification for the Association, with such loans equaling 1.1% of total loans at June 30, 2005. Commercial business loans represent the primary area of non-mortgage lending by the Association, with such loans ranging from a low of 3.2% of total loans at year end 2003 to a high of 5.1% of total loans at year end 2001. Commercial business loans equaled 4.0% of the Association's total loan portfolio at June 30, 2005. Consumer lending, other than home equity lines of credit which are included in the mortgage portfolio, has not been an area of lending emphasis for the Association, with such loans ranging from a high of 3.0% of total loans at year end 2000 to a low of 1.3% of total loans at June 30, 2005.

The intent of the Association's investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting Lake Shore Savings' overall credit and interest rate risk objectives. It is anticipated that proceeds retained at the holding company level will primarily be invested into investments with short-term maturities. Over the past five and one-half years, the Association's level of cash and investment securities (inclusive of FHLB stock) ranged from a low of 27.3% of assets at fiscal year end 2001 to a high of 35.3% of assets at June 30, 2005. Mortgage-backed securities comprise the most significant component of the Association's investment portfolio, with the portfolio consisting of securities guaranteed or insured by a federal agency except for approximately $2.9 million of private issue collateralized mortgage obligations ("CMOs"). Mortgage-backed securities are generally purchased as a means to deploy excess liquidity at more favorable yields than other investment alternatives that are consistent with Lake Shore Savings' investment philosophy. As of June 30, 2005, the mortgage-backed securities portfolio consisted of $48.2 million of CMOs and $25.8 million of pass-through securities. With the exception of $259,000 of pass-through certificates, the entire mortgage-backed securities portfolio was classified as available for sale. As of June 30, 2005, the net unrealized loss on the available for sale mortgage-backed securities portfolio equaled $850,000.

Beyond the Association's investment in mortgage-backed securities, investment securities held by the Association at June 30, 2005 consisted of asset-backed securities that are substantially secured by home equity loans ($17.5 million), U.S. Government and agency securities ($4.4 million), municipal bonds ($1.5 million) and equity securities ($1.5 million). The Association also held $2.6 million of FHLB stock at June 30, 2005. Available for sale investments and held to maturity investments totaled $21.3 million and $2.1 million, respectively, at June 30, 2005. Investments maintained as held to maturity consisted of U.S. Government securities. As of June 30, 2005, the net unrealized gain on the available for sale investment portfolio equaled $1.6 million. The Association also maintained cash and cash equivalents of $16.0 million at June 30, 2005, which equaled 4.8% of assets. Exhibit I-4 provides historical detail of the Association's investment portfolio.

The Association also maintains an investment in bank-owned life insurance ("BOLI") policies, which cover the lives of some of the Association's senior officers and directors. The purpose of the investment is to provide funding for the benefit plans of the covered individuals. The life insurance policies earn tax-exempt income through cash value accumulation and death proceeds. As of June 30, 2005, the cash surrender value of the Association's BOLI equaled $5.6 million.

Over the past five and one-half years, Lake Shore Savings' funding needs have been substantially met through retail deposits, internal cash flows, borrowings and retained earnings. From year end 2000 through June 30, 2005, the Association's deposits increased at an annual rate of 8.4%. Positive deposit growth was sustained throughout the period covered in Table 1.1, with the most significant growth occurring in 2003. The stronger deposit growth recorded in 2003 was supported by the opening of two branches in Erie County. Deposit growth did not keep pace with the Association's asset growth, as the ratio of deposits funding assets declined from 85.3% at year end 2000 to 74.5% at June 30, 2005. Transaction and savings accounts equaled 45.0% of the Association's total deposits at June 30, 2005, versus a comparable ratio of 48.5% at year end 2002. Time deposits have been the primary source of the Association's deposit growth over the past three and one-half years, increasing from $100.5 million or 51.5% of total deposits at year end 2002 to $136.0 million or 55.0% of total deposits at June 30, 2005.

Borrowings serve as an alternative funding source for the Association to address funding needs for growth and to support control of deposit costs. Borrowings have become a more prominent funding source for the Association in recent years, with total borrowings increasing from 3.5% of assets at year end 2000 to a peak ratio of 16.4% at year end 2005. The Association maintained total borrowings of $51.4 million at June 30, 2005 or 15.5% of assets. Borrowings held by the Association consist of fixed rate FHLB advances with laddered terms.

Since year end 2000, retention of earnings and the adjustment for accumulated other comprehensive income translated into an annual capital growth rate of 8.3% for the Association. Asset growth was slightly stronger than the Association's equity growth rate, as Lake Shore Savings' equity-to-assets ratio declined from 9.6% at year end 2000 to 8.4% at June 30, 2005. All of the Association's capital is tangible capital, and the Association maintained capital surpluses relative to all of its regulatory capital requirements at June 30, 2005. The addition of stock proceeds will serve to strengthen the Association's capital position, as well as support growth opportunities. At the same time, as the result of the significant increase that will be realized in the Association's pro forma capital position, Lake Shore Savings' ROE can be expected to decline from current returns

Income and Expense Trends

Table 1.2 shows the Association's historical income statements for the past five years and for the twelve months ended June 30, 2005. The Association reported positive earnings over the past five and one-half years, ranging from a low of 0.58% of average assets during 2003 to a high of 1.00% of average assets during 2002. For the twelve months ended June 30, 2005, the Association's reported net income of $2.3 million or 0.72% of average assets. The lower earnings reported in 2003 was mostly attributable to a decline in net interest income, as the result of interest rate spread compression. The positive trend in the Association's return on average assets ratio since 2003 has primarily been realized through leveraging of the operating expense ratio, while the net interest margin has stabilized. Non-interest operating income has been a fairly stable, but somewhat limited contributor to the Association's earnings. Loan loss provisions have had a varied impact on the Association's earnings over the past five and one-half years, but typically have been a fairly limited. Likewise, gains and losses realized from the sale

Table 1.2
Lake Shore Savings and Loan Association
Historical Income Statements
(Amount and Percent of Avg. Assets)(1)

	For the Year Ended December 31,										For the 12 months Ended 6/30/05	
	2000		2001		2002		2003		2004			
	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)
Interest Income	$13,862	7.11%	$14,215	6.85%	$13,182	5.90%	$12,780	4.92%	$14,744	4.60%	$15,413	4.75%
Interest Expense	(6,860)	-3.52%	(7,053)	-3.40%	(4,946)	-2.21%	(4,694)	-1.81%	(5,332)	-1.66%	(5,771)	-1.78%
Net Interest Income	$7,002	3.59%	$7,162	3.45%	$8,236	3.68%	$8,086	3.11%	$9,412	2.94%	$9,642	2.97%
Provision for Loan Losses	(201)	-0.10%	(325)	-0.16%	(360)	-0.16%	(345)	-0.13%	(267)	-0.08%	(117)	-0.04%
Net Interest Income after Provisions	$6,801	3.49%	$6,837	3.30%	$7,876	3.52%	$7,741	2.98%	$9,145	2.85%	$9,525	2.94%
Other operating income	$1,339	0.69%	$1,603	0.77%	$1,468	0.66%	$1,608	0.62%	$1,840	0.57%	$1,851	0.57%
Operating Expense	(5,449)	-2.80%	(5,576)	-2.69%	(6,201)	-2.77%	(7,218)	-2.78%	(7,939)	-2.48%	(8,055)	-2.48%
Net Operating Income	$2,691	1.38%	$2,864	1.38%	$3,143	1.41%	$2,131	0.82%	$3,046	0.95%	$3,321	1.02%
Non-Operating Income												
Net gain(loss) on sale of loans	$0	0.00%	$0	0.00%	$2	0.00%	$129	0.05%	$2	0.00%	$2	0.00%
Net gain(loss) on sale of investments	0	0.00%	$217	0.10%	$176	0.08%	($9)	0.00%	$33	0.01%	$0	0.00%
Net Non-Operating Income	$0	0.00%	$217	0.10%	$178	0.08%	$120	0.05%	$35	0.01%	$2	0.00%
Net Income Before Tax	$2,691	1.38%	$3,081	1.49%	$3,321	1.49%	$2,251	0.87%	$3,081	0.96%	$3,323	1.03%
Income Taxes(2)	(898)	-0.46%	(1,018)	-0.49%	(1,085)	-0.49%	(744)	-0.29%	(902)	-0.28%	(996)	-0.31%
Net Income (Loss)	$1,793	0.92%	$2,063	0.99%	$2,236	1.00%	$1,507	0.58%	$2,179	0.68%	$2,327	0.72%
Adjusted Earnings												
Net Income Before Ext. Items	$1,793	0.92%	$2,063	0.99%	$2,236	1.00%	$1,507	0.58%	$2,179	0.68%	$2,327	0.72%
Addback: Non-Operating Losses	0	0.00%	0	0.00%	0	0.00%	9	0.00%	0	0.00%	0	0.00%
Deduct: Non-Operating Gains	0	0.00%	(217)	-0.10%	(178)	-0.08%	(129)	-0.05%	(35)	-0.01%	(2)	0.00%
Tax Effect Non-Op. Items(2)	0	0.00%	84	0.04%	69	0.03%	46	0.02%	13	0.00%	1	0.00%
Adjusted Net Income	$1,793	0.92%	$1,930	0.93%	$2,127	0.95%	$1,433	0.55%	$2,157	0.67%	$2,326	0.72%

(1) Ratios are as a percent of average assets.
(2) Assumes tax rate of 38.5%.

Sources: Lake Shore Savings' prospectus, audited financial statements and RP Financial calculations.

of investments and loans have not been a significant factor in the Association's earnings over the past five and one-half years.

Over the past five and one-half years, the Association's net interest income to average assets ratio ranged from a low high of 3.68% during 2002 to a low of 2.94% during 2004. For the twelve months ended June 30, 2005, the Association's net interest income to average assets ratio equaled 2.97%. The decline in the net interest income ratio since 2002 reflects a narrowing of the Association's interest rate spread, which has resulted from a steeper decline in the overall yield earned on interest-earning assets relative to the overall rate paid on funding liabilities. Factors that have contributed to the Association's interest rate spread compression include the declining interest rate environment that facilitated accelerated repayments in the loan and MBS portfolios due to borrowers refinancing into lower rate loans and more recently the adverse impact of a flattening yield curve on a balance sheet that is liability sensitive in the short-term. Overall, the Association's interest rate spread declined from 3.68% during 2002 to 2.98% during the six months ended June 30, 2005. The Association's historical net interest rate spreads and yields and costs are set forth in Exhibits I-3 and I-5.

Non-interest operating income has been maintained at a fairly stable level over the past five and one-half years, ranging from a high of 0.77% of average assets during 2001 to a low of 0.57% of average assets during 2004 and for the twelve months ended June 30, 2005. The decline in the non-interest operating income ratio since 2002 can in part be attributed to changes in the Association's balance sheet composition. In particular, trends in the Association's balance sheet composition reflect increasing concentrations of investments and borrowings, which, unlike loans and deposits, do not represent sources of fee income. Fees and service charges constitute that major component of the Association's non-interest operating income.

Operating expenses represent the other major component of the Association's earnings, ranging from a high of 2.80% of average assets during 2000 to a low of 2.48% of average assets during 2004 and for the twelve months ended June 30, 2005. Similar to the decline in the non-interest operating income ratio, the leveraging of the operating expense ratio was in part facilitated by changes in the Association's balance sheet composition towards higher concentrations of investments and borrowings which are less costly to generate and service than loans and deposits. Upward pressure will be placed on the Association's expense ratio following the stock offering, due to expenses associated with operating as a publicly-traded company, including expenses related to the stock benefit plans. At the same, the increase in capital realized from the stock offering will increase the Association's capacity to leverage operating expenses through pursuing a more aggressive growth strategy.

Overall, the general trends in the Association's net interest margin and operating expense ratio since 2000 reflect a slight decline in core earnings, as indicated by the Association's expense coverage ratio (net interest income divided by operating expenses). Lake Shore Savings' expense coverage ratio equaled 1.28 times during 2000, versus a comparable ratio of 1.20 times during the twelve months ended June 30, 2005. The decline in the expense coverage ratio was the result of a decline in the net interest income ratio, which was partially negated by a decline in the operating expense ratio as well. Similarly, Lake Shore Savings' efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 65.4% during 2000 was slightly more favorable than the 70.1% efficiency ratio maintained for the twelve months ended June 30, 2005.

Maintenance of generally favorable credit quality measures has served to limit the amount of loss provisions established by the Association over the past five and one-half years. Loan loss provisions established by the Association ranged from a high of 0.16% of average assets during 2001 and 2002 to a low of 0.04% of average assets during the twelve months ended June 30, 2005. As of June 30, 2005, the Association maintained valuation allowances of $1.3 million, equal to 0.64% of net loans receivable and 121.5% of non-accruing loans and accruing loans past due 90 days or more. Exhibit I-6 sets forth the Association's loan loss allowance activity during the past five and one-half years.

Gains realized from the sale of loans and investments generally have been a minor factor in the Association's earnings, with the largest gains amounting to 0.10% of average assets during 2001. Loan sale gains reflect the sale of fixed rate loan originations to the secondary market for purposes of interest rate risk management during certain interest rate environments, as well as the sale of student loans. The Association's current philosophy has been to generally retain all loan originations for investment. Student loans are generally sold when the loan goes into repayment. Gains and losses from the sale of investment securities were recorded by the

Association throughout past five and one-half years, reflecting ongoing management of the investment portfolio for purposes of enhancing returns and managing interest rate risk. The gains and losses realized from the sale of investment securities are viewed as a non-recurring source of income, in light of the unpredictable and volatile characteristics of those gains.

For the twelve months ended June 30, 2005, the Association's effective tax rate equaled 30.0%, which was less than the effective statutory rate. The Association maintains a lower effective tax rate than its marginal tax rate of 38.5%, primarily as the result of tax exempt income earned on some of the Association's investments.

Interest Rate Risk Management

The Association's balance sheet is liability-sensitive in the short-term (less than one year) and, thus, the net interest margin will typically be adversely affected during periods of rising and higher interest rates, as well as during periods when the yield curve becomes flatter due to short-term interest rates rising faster than long-term interest rates. As of June 30, 2005, the Net Portfolio Value ("NPV") analysis provided by the OTS indicated that a 2.0% instantaneous and sustained increase in interest rates would result in a 26% decline in the Association's NPV (see Exhibit I-7).

The Association pursues a number of strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate sensitive assets and liabilities. The Association manages interest rate risk from the asset side of the balance sheet through underwriting residential mortgages that will allow for their sale to the secondary market when such a strategy is appropriate, maintaining investments as available for sale, investing in securities with varied terms or repricing periods, and diversifying into other types of lending beyond 1-4 family permanent mortgage loans which consists primarily of shorter term and adjustable rate loans. As of December 31, 2004, of the Association's total loans due after December 31, 2005, ARM loans comprised 21.8% of those loans (see Exhibit I-8). On the liability side of the balance sheet, management of interest rate risk has been pursued through utilizing fixed rate FHLB advances with laddered maturities to fund fixed rate residential mortgage loans and through emphasizing growth of lower cost and less interest rate sensitive transaction and savings accounts. Transaction and savings accounts comprised 45.0% of the Association's deposits at June 30, 2005.

The infusion of stock proceeds will serve to further limit the Association's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Association's capital will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

Lake Shore Savings' lending activities have traditionally emphasized 1-4 family permanent mortgage loans and such loans continue to comprise the largest component of the Association's loan portfolio. Beyond 1-4 family loans, lending diversification by the Association has emphasized home equity, commercial real estate and commercial business loans. To a lesser extent, the Association's lending activities include consumer loans and construction loans. Going forward, the Association's lending strategy is expected to remain fairly consistent with recent historical trends, with the origination of 1-4 family permanent mortgage loans remaining as the primary source of loan originations and areas of lending diversification continuing to emphasize originations of home equity and commercial real estate loans. Exhibit I-9 provides historical detail of Lake Shore Savings' loan portfolio composition over the past five and one-half years and Exhibit I-10 provides the contractual maturity of the Association's loan portfolio by loan type as of June 30, 2005.

Lake Shore Savings originates both fixed rate and adjustable rate 1-4 family permanent mortgage loans. The Association's current practice is to retain all 1-4 family originations for investment. In the past, the Association has sold loans to the State of New York Mortgage Agency and Freddie Mac and may do so again for purposes of interest rate risk management. The Association retains the servicing on loans that are sold. ARM loans offered by the Association include loans with initial repricing terms of one, five or seven years, which convert to a one year ARM loan after the initial repricing period. ARM loans are indexed to the weekly average yield on U.S. Treasury securities adjusted to a constant maturity of one year as made available by the Federal Reserve Board. Fixed rate 1-4 family mortgage loans offered by the

Association have terms of 15, 20 or 30 years. The Association also offers a two-step residential mortgage loan, which has a 30 year term and adjusts one time after an initial fixed rate period of seven years. The substantial portion of the Association's 1-4 family permanent mortgage loans are underwritten to secondary market standards specified by Freddie Mac. As of June 30, 2005, the Association's outstanding balance of 1-4 family permanent mortgage loans equaled $143.7 million or 71.8% of total loans outstanding.

Home equity loans constitute the second largest component of the Association's loan portfolio, with such loans consisting of fixed-rate amortizing loans as well as variable rate home equity lines of credit ("HELOCs"). Home equity loans are offered up to a LTV ratio of 90.0%, inclusive of other liens on the property, when the Association also holds the first mortgage or up to a LTV ratio of 80% if the Association does not hold the first mortgage. Fixed rate amortizing home equity loans are offered for terms of 5 to 15 years, while HELOCS generally have 15 year terms. HELOCs are tied to the prime rate as reported in *The Wall Street Journal.* As of June 30, 2005, the Association's outstanding balance of home equity loans equaled $29.3 million or 14.6% of total loans outstanding.

The other major area of lending diversification for the Association consists of commercial real estate loans, which are collateralized by properties in the Association's market area. Lake Shore Savings' originates commercial real estate loans up to a maximum LTV ratio of 80.0% and requires a minimum debt-coverage ratio of 1.2 times. Commercial real estate loans are generally offered for terms of 15 to 20 years, either as adjustable rate loans that reprice every five years or as fixed rate loans. Commercial real estate loans are generally priced off of the prime rate as reported in *The Wall Street Journal.* Properties securing the commercial real estate loan portfolio include retail properties, small office buildings and restaurants. Growth of the commercial real estate loan portfolio is currently an area of lending emphasis for the Association. As of June 30, 2005, the Association's outstanding balance of commercial real estate loans equaled $14.6 million or 7.3% of the total loan portfolio.

Construction loans originated by the Association are loans to finance the construction of 1-4 family residences and commercial real estate properties. Construction loans extended for 1-4 family properties are for the construction of pre-sold homes. Construction loans are offered up to a LTV ratio of 80% and require payment of interest only during the construction period.

Commercial real estate construction loans are originated as construction/permanent loans and are subject to the same underwriting criteria as required for permanent mortgage loans, as well as submission of completed plans, specifications and cost estimates related to the proposed construction. Loans for the construction of commercial real estate are extended up to a LTV ratio of 80.0% based on the lesser of the appraised value of the property or cost of construction. As of June 30, 2005, Lake Shore Savings' outstanding balance of construction loans equaled $2.2 million or 1.1% of total loans outstanding.

Lake Shore Savings' diversification into non-mortgage loans consists primarily of commercial business loans and, to a lesser extent, consumer loans. The commercial business loan portfolio is generated through extending loans to small- and medium-sized companies operating in the local market area. Commercial business loans offered by the Association consist primarily of floating rate loans indexed to the prime rate as reported in *The Wall Street Journal.* Secured loans constitute the major portion of the commercial business loan portfolio, while the portfolio also includes a minor amount of unsecured loans. As of June 30, 2005, Lake Shore Savings' outstanding balance of commercial business loans equaled $8.0 million or 4.0% of total loans outstanding.

Consumer lending has been a relatively minor area of lending diversification for the Association. The consumer loan portfolio includes loans secured by deposits, new and used automobile loans, recreational vehicle loans, guaranteed student loans, property improvement loans and unsecured personal loans. Consumer loans are generally extended as fixed rate loans with varied terms of up to 10 years depending on the collateral. Student loans are generally sold to Sallie Mae when the loan goes into repayment. As of June 30, 2005, the Association's outstanding balance of consumer loans equaled $2.5 million or 1.3% of total loans outstanding.

Exhibit I-11 provides a summary of the Association's lending activities over the past five and one-half years. The Association's lending volume peaked in 2003, which was primarily supported by increased originations of residential mortgage loans. A large portion of the Association's 1-4 family loan volume during 2003 were loans to refinance existing mortgages, as borrowers took advantage of historically low mortgage rates to refinance into lower rate loans. Loan originations in 2003 totaled $91.7 million, versus $39.7 million in 2000, $51.6 million in 2001 and $56.4 million in 2002. Loan originations declined to $49.6 million in 2004 and to

$17.5 million for the six months of 2005 compared to $24.3 million for the first six months of 2004. The Association was also more active in selling loans during 2003, in which $4.0 million of newly originated 1-4 family fixed rate loans were sold for purposes of interest rate risk management. Since 2003, loan sales by the Association have been substantially limited to relatively modest amounts of guaranteed student loans. The Association has sustained positive loan growth since 2001, although only nominal loan growth was recorded for the first six months of 2005. The Association's most significant loan growth occurred during 2003. While the Association experienced a decline in lending volume during 2004 and the first six months of 2005, the pace of loan repayments declined as well.

Asset Quality

The Association's 1-4 family lending emphasis has generally supported favorable credit quality measures. Over the past five and one-half years, Lake Shore Savings' ratio of non-performing assets, inclusive of accruing loans past due 90 days or more, ranged from a low of 0.28% of assets at year end 2004 to a high of 0.71% of assets at year end 2001. The Association held $1.3 million of non-performing assets at June 30, 2005, equal to 0.38% of assets. As shown in Exhibit I-12, the Association's balance of non-performing assets at June 30, 2005 consisted of $429,000 of non-accruing loans, $619,000 of accruing loans past due 90 days or more and $211,000 of other real estate owned.

To track the Association's asset quality and the adequacy of valuation allowances, Lake Shore Savings has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Detailed asset classifications are reviewed quarterly by senior management and the Board. Pursuant to these procedures, when needed, the Association establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. As of June 30, 2005, the Association maintained valuation allowances of $1.3 million, equal to 0.64% of net loans receivable and 121.5% percent of the combined balance of non-accruing loans and accruing loans past due 90 days or more.

Funding Composition and Strategy

Deposits have consistently accounted for the major portion of the Association's interest-bearing funding composition and at June 30, 2005 deposits equaled 82.7% of Lake Shore Savings' interest-bearing funding composition. Exhibit I-13 sets forth the Association's deposit composition for the past three and one-half years and Exhibit I-14 provides the interest rate and maturity composition of the CD portfolio at June 30, 2005. CDs represent the largest component of the Association's deposit composition, with Lake Shore Savings' current CD composition reflecting a higher concentration of short-term CDs (maturities of one year or less). As of June 30, 2005, the CD portfolio totaled $136.0 million or 55.0% of total deposits and 57.0% of the CDs were scheduled to mature in one year or less. As of June 30, 2005, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $30.2 million or 22.2% of total CDs. Lake Shore Savings does not maintain any brokered CDs.

Lower cost savings and transaction accounts comprise the balance of the Association's deposit composition, with such deposits amounting to $111.4 million or 45.0% of total deposits at June 30, 2005. Comparatively, at year end 2002, the ratio of transaction and savings accounts comprising total deposits equaled 48.5%. The lower ratio of transaction and savings accounts maintained at June 30, 2005 compared to year end 2002 was the result of transaction and savings account deposits increasing at a slower rate than time deposits.

Borrowings serve as an alternative funding source for the Association to facilitate management of funding costs and interest rate risk. The Association's utilization of borrowings has typically been limited to FHLB advances. Lake Shore Savings maintained $51.4 million of FHLB advances at June 30, 2005, which were utilized to fund fixed rate residential loans. The FHLB advances have fixed rate terms with laddered maturities. To the extent borrowings are added by the Association, FHLB advances would likely continue to be the primary source of borrowings utilized.

Subsidiaries and Other Activities

Lake Shore Savings does not maintain any subsidiaries. In November 2002, the Association established and funded a 50% interest in the Lake Shore Title & Abstract LLC with a third party title agency for the purpose of offering abstracting and title services in connection with real estate transactions engaged in by Lake Shore Savings. There was no income or loss attributed to this venture in 2002. In subsequent periods, the income generated by and the expense attributable to this joint venture have been minimal.

Legal Proceedings

The Association is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business which, in the aggregate, are believed by management to be immaterial to the financial condition of the Association.

II. MARKET AREA

Introduction

Lake Shore Savings serves upstate western New York through its main office in Dunkirk and six branch offices located in the towns of Fredonia, Westfield, Jamestown (two locations), East Amherst and Orchard Park. Dunkirk, Fredonia, Westfield and Jamestown are part of Chautauqua County, which is south of Buffalo. East Amherst and Orchard Park are located in the Buffalo metropolitan area in Erie County. The Association's activities are largely conducted within the markets served by the retail branches and surrounding contiguous markets. Exhibit II-1 provides information on the Association's office facilities.

The primary market area served by the Association is a mixture of urban, suburban and rural markets, with the Buffalo metropolitan area representing the most populous and largest source of economic activity in upstate western New York. The Association's competitive environment includes a large number of thrifts, commercial banks and other financial service providers, some of which have a regional or national presence. Due to its small size, the Association has more limited resources and a smaller market presence than many of its competitors. The primary market area economy is fairly diversified, with services, wholesale/retail trade, manufacturing and government constituting the basis of the primary market area economy.

Future business and growth opportunities will be partially influenced by economic and demographic characteristics of the markets served by the Association, particularly the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment for financial institutions. These factors have been examined to help determine the growth potential that exists for the Association and the relative economic health of the Association's market area.

Market Area Demographics

Key demographic and economic indicators in the Association's market area include population, number of households and household/per capita income levels. Demographic data for Chautauqua and Erie Counties, as well as comparative data for New York and the U.S., is provided in Table 2.1. The market area is characterized by two distinctly different types of markets. Erie County is a more densely populated urban and suburban market, while Chautauqua County has a smaller population base and is largely suburban and rural in nature. Notably, both primary market area counties have been experiencing declining populations and very modest growth in households. The declining population base has largely been the product of a weak regional economy, where overall job growth has been limited by the lack of new economic activity entering into the market area and a shrinking base of manufacturing jobs. Population and household growth for the primary market area counties are projected to remain well below the comparable projected growth rates for the U.S. and New York over the next five years.

Median household and per capita income were lower in Chautauqua County compared to Erie County, while the income measures for both counties were below the comparable measures for the U.S. and New York. The lower income measures indicated for Chautauqua County can be attributed to the more rural nature of that market area, while the comparatively higher household and per capita income measures indicated for Erie County reflect the influence of economic activity in the Buffalo metropolitan area. The cost of living in Erie County is higher than Chautauqua County and Erie County maintains a larger base of professional and white collar jobs compared to Chautauqua County. Over the next five years, the median household income growth rates for Chautauqua County and Erie County are projected to remain below the comparable growth rates projected for New York and the U.S. The less affluent nature of Chautauqua County is further implied by household income distribution measures, which show that, in comparison to Erie County, Chautauqua County maintains a higher percentage of households with incomes of less than $25,000 and a lower percentage of households with incomes in the upper income brackets.

In summary, the demographic characteristics of the primary market area counties are not considered to be highly conducive for loan or deposit growth, and, thus, the Association's growth will continue to be somewhat contingent upon gaining market share or through geographic expansion into markets with more favorable demographic characteristics.

Table 2.1
Lake Shore Savings and Loan Association
Summary Demographic Data

	Year 2000	Year 2005	Year 2010	Growth Rate 2000-05	Growth Rate 2005-2010
Population(000)					
United States	281,422	298,728	317,431	1.2%	1.2%
New York	18,976	19,412	19,872	0.5%	0.5%
Chautauqua County	140	139	138	-0.1%	-0.1%
Erie County	950	948	947	0.0%	0.0%
Households(000)					
United States	105,480	112,449	119,777	1.3%	1.3%
New York	7,057	7,245	7,440	0.5%	0.5%
Chautauqua County	55	55	55	0.1%	0.0%
Erie County	381	385	388	0.2%	0.1%
Median Household Income($)					
United States	$42,164	$49,747	$58,384	3.4%	3.3%
New York	43,582	51,187	60,431	3.3%	3.4%
Chautauqua County	33,366	37,705	42,047	2.5%	2.2%
Erie County	38,582	44,778	51,085	3.0%	2.7%
Per Capita Income($)					
United States	$21,586	$26,228	$32,206	4.0%	4.2%
New York	23,389	28,677	35,403	4.2%	4.3%
Chautauqua County	16,840	20,058	23,265	3.6%	3.0%
Erie County	20,357	24,506	29,231	3.8%	3.6%

2005 HH Income Dist.(%)	Less Than $25,000	$25,000 to 50,000	$50,000 to $100,000	$100,000 to $150,000	Over $150,000
United States	23.8%	26.4%	31.2%	11.5%	7.0%
New York	25.1%	23.8%	29.5%	12.4%	9.2%
Chautauqua County	32.3%	32.0%	26.9%	6.3%	2.5%
Erie County	28.3%	27.0%	30.3%	9.7%	4.7%

Sources: SNL Financial, LC. and ESRI Business Information Solutions

National Economic Factors

The future success of the Association's operations is partially dependent upon various national and local economic trends. In assessing national economic trends over the past year, higher oil prices showed signs of constraining the economy at the beginning of the fourth quarter of 2004, as U.S. manufacturing activity fell to a thirteen month low in October 2004. Consumer confidence also fell in October reflecting concerns over sluggish job growth. However, job growth was strong in October as 337,000 jobs were added, although the national unemployment rate for October ticked up to 5.5% as more people started to look for jobs. Helped by the strong job growth and lower oil prices, consumer confidence rose in November. Notwithstanding the employment gains, the leading economic indicators fell for a fifth straight month in October. Low mortgage rates continued to support strong home sales for October. U.S. job growth for November slowed sharply, although the U.S. unemployment rate for November declined to 5.4%. Economic data at the close of the year generally reflected signs of an improving economy, which included a jump in durable-goods orders in November, the largest increase in December retail sales in five years, December consumer confidence increasing to its best level since the summer and solid job growth reflected in the December employment data with the December national unemployment holding steady at 5.4%. Housing starts were also up strongly in December and the leading economic indicators rose in December for the second straight month. However, fourth quarter GDP growth was slower than expected, increasing at a 3.8% annual rate for the quarter.

Economic data for the beginning of the first quarter of 2005 was mixed. The manufacturing sector continued to expand in January 2005 and retail sales continued to be a healthy contributor to the economy in January. While the January 2005 unemployment rate declined to 5.2%, its lowest rate since 2001, its was mostly attributable to a decline in the number of people looking for jobs as job growth fell below expectations in January. After gaining 0.3% in December, the index of leading economic indicators slipped 0.3% in January. Retail sales were better-than-expected in February and job growth jumped in February, although the national unemployment rate rose in February to 5.4%. February economic data also showed a rise in durable-goods orders and a surge in new home sales, providing further indications that the economy's steady growth was continuing. However, despite a decline in the March U.S.

unemployment rate to 5.2%, job growth was sluggish in March with the 110,000 jobs added in March marking the smallest gain since last July. While new home sales were unexpectedly strong in March, the economy showed signs of slowing down at the end of the first quarter as indicated by slowing job growth, a drop in consumer confidence and disappointing retail sales.

A sharp drop in initial jobless claims and a report showing a pick-up in manufacturing activity in the mid-Atlantic region suggested that the economy gained momentum at the start of the second quarter of 2005. Job growth was stronger than expected in April, with the April national unemployment rate holding steady at 5.2%. Record new and existing home sales in April, as well as strong increases in April retail sales and durable goods orders, provided further evidence that the economy had recovered from the slowdown in March. First quarter GDP growth was revised upward from 3.1% to 3.5%, while an accompanying inflation measure remained unrevised. Job growth slowed dramatically in May after surging in April, but the May unemployment rate dipped to 5.1%. Weak auto sales led to a drop in retail sales during May, while manufacturing activity rebounded in May. Sales of new and existing homes remained strong during May, as low interest rates continued to drive the housing market. Orders for durable goods were up strongly in May, as the result of a big jump in demand for commercial aircraft. However, excluding the transportation sector, orders for durable goods declined slightly in May. Economic data at the end of the second quarter showed signs that the expansion was on firm footing, as indicated by a pick-up in manufacturing activity in June, consumer confidence hitting a three year high in June and upward revisions in first quarter GDP growth to a 3.8% annual rate compared to the original estimate of 3.5%. June employment data showed modest job growth, but the national unemployment rate dropped to 5.0%. Consumer spending rose sharply in June, which fueled a surge in retail sales and increased sales of durable goods orders.

Employment data for July 2005 indicated that the U.S. economy was continuing to strengthen, as the July unemployment rate held steady at 5.0% and 207,000 jobs were added in July. Other economic data generally reflected an upbeat picture of economic growth during July and August, although durable-goods orders unexpectedly dropped sharply in July. Sales of new homes remained strong in July and a mid-August reading of the index of leading indicators implied a continuation of moderate growth in the months ahead. Retail sales fell sharply in August due to a decline in demand for cars, while August industrial output was up nominally.

The unemployment rate for August dropped to a four year low of 4.9%, as 169,000 jobs were added during the month. August data reflected a decline in new home construction as well as new home sales, although existing home sales increased during August.

The outlook for future economic growth became considerably less favorable following the devastation caused by Hurricane Katrina, with employment and output expected to take a sizable hit from the loss of economic activity in the Gulf region. As expected, initial jobless claims rose sharply in the aftermath of Katrina, while consumer confidence slid to a two year low in September 2005 as energy prices soared. However, despite Katrina and higher energy prices, manufacturing activity picked up in September. Comparatively, business activity in the service sector dropped sharply in September.

In terms of interest rate trends over the past year, long-term Treasury yields declined at the beginning of the fourth quarter of 2004 reflecting weaker than expected employment data for September 2004 and higher oil prices. In late-October, the yield on the 10-year Treasury note edged back below 4.0%. Treasury yields increased during early-November, on news of stronger than expected job growth for October and a decline in oil prices to a three week low. The Federal Reserve raised its target interest rate a quarter-point to 2.00% as expected at its November meeting, which combined with mixed economic data served to stabilize long-term bond yields in mid-November. Lower oil prices and concerns about the weak dollar pushed bonds prices lower in late-November. In early-December, bonds rallied on the weaker than expected employment data for November. The positive trend in U.S. Treasury prices continued through mid-December, as the Federal Reserve raised its key interest rate target by a quarter-point to 2.25% and indicated that it would continue to raise interest rates at a measured pace based on expectations of moderate economic growth and well contained inflation. Treasury yields moved higher at the close of 2004 on news of a surge in consumer confidence during December.

Treasury yields increased sharply at the beginning of 2005 on signs that economic growth was picking up momentum and indications from the Federal Reserve that it was likely to keep raising rates because of wariness about inflation. Despite generally favorable economic data, Treasury yields eased lower during mid- and late-January as investors dumped stocks in favor of bonds. The Federal Reserve raised its target interest rate by another quarter-point in early-February and signaled no change in its plan for more increases. The as expected rate increase and January employment data showing lower than expected job growth sparked a rally in long-term Treasury bonds, with the yield on the 10-year Treasury falling below 4.0% in early-February. Bond yields moved higher in mid- and late-February on inflation concerns and indications of higher interest rates from the Federal Reserve. The generally strong economic data for February and signals from the Federal Reserve that it was becoming more concerned about inflation sustained the upward trend in interest rates through most of March. As expected, the Federal Reserve concluded its March meeting by raising its target rate to 2.75% from 2.5%. Treasury yields eased lower at the end of March and into early-April, as a key inflation gauge held steady in February and March job growth fell well short of expectations.

The downward trend in long-term Treasury yields generally prevailed through most of April 2005 on signs that the U.S. economy lost steam towards the end of the first quarter. A drop in consumer confidence in April and a weak first quarter GDP report fueled a decline in the 10-year Treasury yield below 4.20% at the end of April and, thus, further narrowed the gap between short- and long-term yields. The Federal Reserved raised the federal funds rate a quarter-point to 3.0% in early-May and indicated a plan of continued rate increases at a measured pace. The increase in short-term interest rates provided for further flattening of the yield curve, particularly as long-term interest rates declined in mid-May. The downward trend in long-term Treasury yields continued through early June, reflecting increased expectations that the Federal Reserve would stop raising interest rates sooner than expected on news of weaker than expected job growth in the May employment report. The yield on 10-year Treasury notes declined to a 14-month low of 3.89% at the beginning of June. Interest rates edged higher in mid-June, as the Federal Reserve indicated that the rate increases would continue. Higher oil prices, a decline in producer prices in May, as well as indications of slower economic growth suggested by a decline in the index of leading indicators for May, served to ease inflation concerns and pushed the yield on the 10-year Treasury note back below 4.0% in late-June. As expected the Federal Reserve raised its target for the federal funds rate by a quarter point to 3.25 % at its late-June meeting and indicated that it would continue with a policy of gradual interest rate hikes.

Economic data showing that the economy was gaining momentum pushed Treasury yields higher at the start of the third quarter of 2005. The decline in Treasury prices became more pronounced in late-July on news that China revalued its currency. Treasury yields continued to climb in early-August, following a strong employment report for July that suggested the economy was continuing to strengthen. As expected, the Federal Reserve concluded its August meeting by increasing its target rate by another quarter-point to 3.5% and indicated plans to continue to raise rates at a measured pace. The yield curve flattened during the second half of August and early-September, as long-term Treasury yields eased lower on expectations that rising oil prices would slow consumer spending. An upbeat assessment of the economy by the Federal Reserve and growing expectations that the Federal Reserve would continue to raise rates at its mid-September meeting reversed the downward trend in long-term Treasury yields in mid-September. The Federal Reserve concluded the September meeting by raising its target interest rate another quarter point to 3.75%, concluding that Katrina's impact on inflation was more worrisome than its effect on growth. The rate increase by the Federal Reserve combined with signs of inflation becoming more prominent pushed Treasury yields higher at the end of the third quarter. As of September 30, 2005, one- and 10-year U.S. government bonds were yielding 4.01% and 4.34%, respectively, versus comparable year ago yields of 2.21% and 4.14%. Exhibit II-2 provides historical interest rate trends from 1995 through September 30, 2005.

Regional Economy

The Association's primary market area has a fairly diversified local economy, with employment in services, wholesale/retail trade, manufacturing and government serving as the basis of the regional economy. Service jobs represent the largest employment sector in both of the primary market area counties. Jobs in the wholesale/retail trade constituted the second largest employment sector in Erie County, while manufacturing jobs provided the second largest source of jobs in Chautauqua County. Once the backbone of the regional economy, the manufacturing sector has experienced job erosion since the 1970s. The loss of manufacturing jobs has been a major contributing factor to the decline that has been experienced in the regional population. Similar to national trends, service jobs have accounted for most of the recent job growth in the regional economy. However, in general, job growth in the primary market area counties has been limited by the lack of new economic activity entering the market and a declining population. Table 2.2 provides an overview of employment by sector, for both of the primary market area counties and the state of New York.

Table 2.2
Primary Market Area Employment Sectors
(Percent of Labor Force)(1)

Employment Sectors	New York	Chautauqua	Erie	Primary Market Average
Services	44.3%	36.6%	41.6%	39.1%
Government	14.4	14.4	14.4	14.4
Wholesale/Retail	13.5	14.8	15.4	15.1
Fin., Ins. & Real Estate	10.1	4.7	8.7	6.7
Manufacturing	6.2	16.9	10.5	13.7
Construction	4.3	3.9	3.9	3.9
Transport.& Warehousing	3.0	2.3	2.8	2.6
Information	2.9.	1.5	1.8	1.6
Other	1.3	4.9	0.9	2.9
	100.0%	100.0%	100.0%	100.0%

(1) As of 2003.

Source: Regional Economic Information System Bureau of Economic Analysis.

Comparative unemployment rates for the primary market area counties, as well as for the U.S. and New York, are shown in Table 2.3. July 2005 unemployment rates for Chautauqua County and Erie County equaled 4.6% and 5.6%, respectively, versus a comparable unemployment rate of 5.2% for both New York and the U.S. Similar to the U.S. and New York, the July 2005 unemployment rates for the counties of Chautauqua and Erie were lower compared to a year ago. The reduction in unemployment rates for the primary market area counties suggest that the regional economy participated in the national economic recovery over the past year, notwithstanding the unfavorable demographic trends that have been occurring in the regional market area.

Table 2.3
Unemployment Trends(1)

Region	July 2004 Unemployment	July 2005 Unemployment
United States	5.7%	5.2%
New York	5.9	5.2
Chautauqua County	5.0	4.6
Erie County	5.8	5.6

(1) Unemployment rates have not been seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics and Trends

The Association's retail deposit base is closely tied to the economic fortunes of upstate western New York and, in particular, the markets that are nearby to one of Lake Shore Savings' seven offices. Table 2.4 displays deposit market trends from June 30, 2001 through June 30, 2004 for the branches that were maintained by the Association during that period. Additional data is also presented for the state of New York. The data indicates that Erie County's larger population base translated into a higher balance of total bank and thrift deposits compared to Chautauqua County, as well as a stronger deposit growth rate during the three year period covered in Table 2.4. Consistent with the state of New York, commercial banks maintained a larger market share of deposits than savings institutions in both primary market area counties. For the three year period covered in Table 2.4, savings institutions experienced a decline in deposit market share in both of the Association's primary market area counties.

Lake Shore Savings maintains its largest balance and largest market share of deposits in Chautauqua County. The Association's $200.8 million of deposits at the Chautauqua County branches represented a 16.0% market share of thrift and bank deposits at June 30, 2004. Comparatively, the two branches that were opened in Erie County during 2003 had total deposits of $39.7 million at June 30, 2004, which represented only a 0.2% market share of the Erie County bank and thrift deposits. As part of the Buffalo metropolitan area, the Erie County market is a highly competitive banking market where the Association competes against significantly larger competitors as well as a number of locally-based institutions that operate

Table 2.4
Lake Shore Savings and Loan Association
Deposit Summary

	As of June 30, 2001			2004			
	Deposits	Market Share	# of Branches	Deposits	Market Share	# of Branches	Deposit Growth Rate 2001-2004
	(Dollars in Thousands)						(%)
State of New York	$ 464,339,732	100.0%	4,515	$ 637,592,451	100.0%	4,826	11.1%
Commercial Banks	378,083,162	81.4%	3,470	541,936,734	85.0%	3,671	12.8%
Savings Institutions	86,256,570	18.6%	1,045	95,655,717	15.0%	1,155	3.5%
Chautauqua County	$ 1,171,830	100.0%	49	$ 1,257,201	100.0%	49	2.4%
Commercial Banks	891,951	76.1%	41	876,918	69.8%	39	-0.6%
Savings Institutions	279,879	23.9%	8	380,283	30.2%	10	10.8%
Lake Shore Savings	178,584	15.2%	5	200,810	16.0%	5	4.0%
Erie County	$ 16,028,496	100.0%	198	$ 21,754,649	100.0%	261	10.7%
Commercial Banks	14,395,875	89.8%	194	20,481,525	94.1%	234	12.5%
Savings Institutions	1,632,621	10.2%	4	1,273,124	5.9%	27	-8.0%
Lake Shore Savings	-	0.0%	-	39,728	0.2%	2	NM

Sources: FDIC and SNL Financial.

primarily in the Buffalo MSA. During the three year period covered in Table 2.4, a 4.0% annual deposit growth rate in Chautauqua County served to increase the Association's deposit market share from 15.2% at June 30, 2001 to 16.0% at June 30, 2004.

Competition

The Association faces notable competition in both deposit gathering and lending activities, including direct competition with several financial institutions and credit unions that primarily have a local or regional presence. Securities firms and mutual funds also represent major sources of competition in raising deposits. In many cases, these competitors are also seeking to provide some or all of the community-oriented services as Lake Shore Savings. With regard to lending competition, the Association encounters the most significant competition from the same institutions providing deposit services. In addition, the Association competes with mortgage companies, independent mortgage brokers, and credit unions in originating mortgage loans. Table 2.5 lists the Association's largest competitors in the two counties currently served by its branches, based on deposit market share as noted parenthetically. The Association's market share and market rank are also provided in Table 2.5.

Table 2.5
Lake Shore Savings and Loan Association
Market Area Deposit Competitors

Location	Name
Chautauqua County	HSBC Bank USA (18.9%) Manufacturers & Traders Trust (16.7%) Community Bank NA (15.5%) Lake Shore Sav. (16.0%) - Rank of 3
Erie County	HSBC Bank USA (37.9%) Manufacturers& Traders Trust (29.0%) KeyBank NA (7.9%) Lake Shore Sav. (0.2%) - Rank of 16

Sources: SNL Financial and FDIC.

III. PEER GROUP ANALYSIS

This chapter presents an analysis of Lake Shore Savings' operations versus a group of comparable companies (the "Peer Group") selected from the universe of all publicly-traded savings institutions. The primary basis of the pro forma market valuation of Lake Shore Savings is provided by these public companies. Factors affecting the Association's pro forma market value such as financial condition, credit risk, interest rate risk, and recent operating results can be readily assessed in relation to the Peer Group. Current market pricing of the Peer Group, subject to appropriate adjustments to account for differences between Lake Shore Savings and the Peer Group, will then be used as a basis for the valuation of Lake Shore Savings' to-be-issued common stock.

Peer Group Selection

The mutual holding company form of ownership has been in existence in its present form since 1991. As of the date of this appraisal, there were approximately 32 publicly-traded institutions operating as subsidiaries of MHCs. We believe there are a number of characteristics of MHC shares that make them different from the shares of fully-converted companies. These factors include: (1) lower aftermarket liquidity in the MHC shares since less than 50% of the shares are available for trading; (2) guaranteed minority ownership interest, with no opportunity of exercising voting control of the institution in the MHC form of organization; (3) the potential impact of "second-step" conversions on the pricing of public MHC institutions; (4) the regulatory policies regarding the dividend waiver by MHC institutions; and (5) most MHCs have formed mid-tier holding companies, facilitating the ability for stock repurchases, thus improving the liquidity of the stock on an interim basis. We believe that each of these factors has an impact on the pricing of the shares of MHC institutions, and that such factors are not reflected in the pricing of fully-converted public companies.

Given the unique characteristics of the MHC form of ownership, RP Financial concluded that the appropriate Peer Group for Lake Shore Savings' valuation should be comprised of subsidiary institutions of mutual holding companies. The selection of publicly-traded mutual holding companies for the Association's Peer Group is consistent with the regulatory guidelines and other recently completed MHC transactions. Further, the Peer Group should be comprised of only those MHC institutions whose common stock is either listed on a national exchange or is NASDAQ listed, since the market for companies trading in this fashion is regular and reported. We believe non-listed MHC institutions are inappropriate for the Peer Group, since the trading activity for thinly-traded stocks is typically highly irregular in terms of frequency and price and may not be a reliable indicator of market value. We have excluded from the Peer Group those public MHC institutions that are currently pursuing a "second-step" conversion and/or companies whose market prices appear to be distorted by speculative factors or unusual operating conditions. MHCs which have recently completed a minority stock offering have been excluded as well, due to the lack of a seasoned trading history and insufficient quarterly financial data that includes the impact of the offering proceeds. The universe of all publicly-traded institutions is included as Exhibit III-1.

Basis of Comparison

This appraisal includes two sets of financial data and ratios for the Peer Group institutions. The first set of financial data reflects the actual book value, earnings, assets and operating results reported by the Peer Group institutions in its public filings inclusive of the minority ownership interest outstanding to the public. The second set of financial data, discussed at length in the following chapter, places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a "fully-converted" basis through assuming the sale of the majority shares held by the MHCs in public offerings based on their current trading prices and standard assumptions for a thrift conversion offering. Throughout the appraisal, the adjusted figures will be specifically identified as being on a "fully-converted" basis. Unless so noted, the figures referred to in the appraisal will be actual financial data reported by the Peer Group institutions.

Both sets of financial data have their specific use and applicability to the appraisal. The actual financial data, as reported by the Peer Group companies and reflective of the minority interest outstanding, will be used in Chapter III to make financial comparisons between the Peer Group and the Company. The differences between the Peer Group's reported financial data and the financial data of Lake Shore Savings are not significant enough to distort the conclusions of the comparison (in fact, such differences are greater in a standard conversion appraisal). The adjusted financial data (fully-converted basis) will be more fully described and quantified in the pricing analysis discussed in Chapter IV. The fully-converted pricing ratios are considered critical to the valuation analysis in Chapter IV, because they place each Peer Group institution on a fully-converted basis (making their pricing ratios comparable to the pro forma valuation conclusion reached herein), eliminate distortion in pricing ratios between Peer Group institutions that have sold different percentage ownership interests to the public, and reflect the implied pricing ratios being placed on the Peer Group institutions in the market today to reflect the unique trading characteristics of publicly-traded MHC institutions.

Lake Shore Savings' Peer Group

Under ideal circumstances, the Peer Group would be comprised of ten publicly-traded New York-based MHC institutions with capital, earnings, credit quality and interest rate risk comparable to Lake Shore Savings. However, given the limited number of publicly-traded institutions in the MHC form of ownership, the selection criteria was necessarily broad-based and not confined to a particular geographic market area. In light of the relatively small asset size of the Association, the selection criteria used for the Peer Group was the ten smallest publicly-traded MHCs in terms of asset size. The asset sizes of the Peer Group companies ranged from $118 million to $439 million. The universe of all publicly-traded MHC institutions, exclusive of institutions that have announced second-step conversions, is included as Exhibit III-2 and Exhibit III-3 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies.

Unlike the universe of fully-converted publicly-traded thrifts, which includes approximately 140 companies, the universe of public MHC institutions is small, thereby reducing the prospects of a highly comparable Peer Group. Nonetheless, because the trading characteristics of public MHC institution shares are significantly different from those of fully-converted companies, public MHC institutions were the most appropriate group to consider as Peer Group candidates for this valuation. Relying solely on full stock public companies for the

Peer Group would not capture the difference in current market pricing for public MHC institutions and thus could lead to distorted valuation conclusions. The federal regulatory agencies have previously concurred with this selection procedure of the Peer Group for MHC valuations. To account for differences between Lake Shore Savings and the MHC Peer Group in reaching a valuation conclusion, it will be necessary to make certain valuation adjustments. The following discussion addresses financial similarities and differences between Lake Shore Savings and the Peer Group.

Table 3.1 on the following page lists key general characteristics of the Peer Group companies. Although there are differences among several of the Peer Group members, by and large they are well-capitalized and profitable institutions and their decision to reorganize in MHC form suggests a commonality of operating philosophy. Importantly, the trading prices of the Peer Group companies reflect the unique operating and other characteristics of public MHC institutions. While the Peer Group is not exactly comparable to Lake Shore Savings, we believe such companies form a good basis for the valuation of Lake Shore Savings, subject to certain valuation adjustments.

In aggregate, the Peer Group companies maintain a higher level of capitalization relative to the universe of all public thrifts (15.03% of assets versus 11.19% for the all public average), generate comparable earnings on a return on average assets basis (0.66% ROAA versus 0.73% for the all public average), and generate a lower return on equity (4.66% ROE versus 7.55% for the all public average). The summary table below underscores the key differences, particularly in the average pricing ratios between full stock and MHC institutions (both as reported and on a fully-converted basis).

	All Publicly-Traded	***Peer Group Reported Basis***	***Fully Converted Basis (Pro Forma)***
Financial Characteristics (Averages)			
Assets ($Mil)	2,678	287	322
Equity/Assets (%)	11.19%	15.03%	24.16
Return on Assets (%)	0.73	0.66	0.71
Return on Equity (%)	7.55	4.66	3.00

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.1
Peer Group of Publicly-Traded Thrifts
October 4, 2005(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
ONFC	Oneida Fincl MHC of NY (43.9) (3)	NASDAQ	Central NY	Thrift	439 J	9	12-31	12/98	10.85	83
ALLB	Alliance Bank MHC of PA (20.0) (3)	NASDAQ	Southeastern PA	Thrift	387 J	8	12-31	03/95	27.00	93
PSBH	PSB Hldgs Inc MHC of CT (46.3) (3)	NASDAQ	Northeastern CT	Thrift	338 J	4	06-30	10/04	10.50	73
PBHC	Pathfinder BC MHC of NY (35.5) (3)	NASDAQ	Central NY	Thrift	310 J	6	12-31	11/95	13.30	33
NVSL	Naug Vlly Fin MHC of CT (45.0)	NASDAQ	Southwestern CT	Thrift	309 J	5	12-31	10/04	13.07	99
GCBC	Green Co Bcrp MHC of NY (44.0) (3)	NASDAQ	Southeast NY	Thrift	295 J	6	06-30	12/98	18.89	78
CHEV	Cheviot Fin Cp MHC of OH(45.0)	NASDAQ	Cincinnati, OH	Thrift	281 J	4	12-31	01/04	11.12	110
JXSB	Jcksnville Bcp MHC of IL(47.2)	NASDAQ	Central IL	Thrift	253 J	8	12-31	04/95	12.86	25
FFFS	First Fed Serv MHC of IL(45.0)	NASDAQ	West Central IL	Thrift	139 J	1	12-31	06/04	13.25	52
GOV	Gouverneur Bcp MHC of NY(42.6)	AMEX	Northern NY	Thrift	118 J	2	09-30	03/99	12.35	28

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) BIF insured savings bank institution.

Source: Corporate offering circulars, data derived from information published in SNL Securities Quarterly Thrift Report, and financial reports of publicly-traded thrifts.

Date of Last Update: 10/04/05

	All Publicly-Traded	***Peer Group Reported Basis***	***Fully Converted Basis (Pro Forma)***
Pricing Ratios (Averages)(1)			
Price/Earnings (x)	19.16x	28.17x	26.01x
Price/Book (%)	151.29%	169.69%	89.10%
Price/Assets (%)	16.81	24.44	21.58

(1) Based on market prices as of September 30, 2005.

The following sections present a comparison of Lake Shore Savings' financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the figures reported by the Peer Group. The conclusions drawn from the comparative analysis are then factored into the valuation analysis discussed in the final chapter.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Lake Shore Savings and the Peer Group. Lake Shore Savings' and the Peer Group's ratios reflect balances as of June 30, 2005, unless otherwise indicated for the Peer Group companies. Lake Shore Savings' net worth base of 8.4% was below the Peer Group's average net worth ratio of 15.0%. However, the Association's pro forma capital position will increase with the addition of stock proceeds and will be more comparable to the Peer Group's ratio following the stock offering. Tangible equity-to-assets ratios for the Association and the Peer Group equaled 8.4% and 14.5%, respectively, as goodwill and intangibles maintained by the Peer Group equaled 0.6% of assets. The increase in Lake Shore Savings' pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Association's higher pro forma capitalization will also result in a relatively low return on equity. Both Lake Shore Savings' and the Peer Group's capital ratios reflected capital surpluses with respect to the regulatory capital requirements, with the Peer Group's ratios currently exceeding the Association's ratios. On a pro forma basis, the Association's regulatory surpluses will likely be comparable to the Peer Group's ratios.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of June 30, 2005

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Lake Shore Savings and Loan																				
June 30, 2005	4.8	30.5	60.2	74.5	15.5	0.0	8.4	0.0	8.4	0.0	6.17	9.54	4.53	4.84	12.03	7.49	7.49	8.25	8.25	16.67
All Public Companies																				
Average	3.7	23.7	67.5	66.7	20.1	0.7	11.2	1.0	10.2	0.0	13.00	2.24	15.22	10.25	10.94	6.21	4.56	9.75	9.56	16.94
Medians	3.0	20.7	70.5	68.4	19.3	0.0	9.9	0.2	8.7	0.0	9.03	-1.24	12.55	7.01	6.06	5.42	4.87	8.75	8.51	14.11
State of NY																				
Averages	4.5	26.7	62.7	67.4	17.7	0.8	12.6	2.1	10.5	0.0	9.40	0.56	15.16	6.36	-0.58	7.66	7.41	9.62	9.43	16.95
Medians	2.9	30.7	60.6	67.0	16.4	0.0	12.1	0.5	7.9	0.0	3.83	-5.79	11.07	3.91	-1.96	6.91	8.68	8.87	8.72	14.30
Comparable Group																				
Averages	3.6	27.7	63.6	72.0	11.7	0.2	15.0	0.6	14.5	0.0	7.19	-1.20	11.37	2.38	13.40	4.84	5.81	13.68	13.16	23.40
Medians	2.9	30.1	57.8	72.0	13.0	0.0	13.9	0.0	13.4	0.0	3.04	-5.48	10.12	3.36	19.71	4.46	4.93	12.50	12.17	20.33
Comparable Group																				
ALLB Alliance Bank MHC of PA (20.0)	8.0	31.3	55.4	76.3	13.5	0.0	9.0	0.0	9.0	0.0	1.09	-1.24	3.63	4.23	-14.70	-0.81	-0.81	NM	9.00	16.50
CHEV Cheviot Fin Cp MHC of OH(45.0)	3.1	20.1	73.9	64.3	7.5	0.0	27.6	0.0	27.6	0.0	0.86	-12.38	3.91	-1.56	22.79	1.36	1.36	21.22	21.22	45.38
FFFS First Fed Serv MHC of IL(45.0)	2.0	14.6	82.4	72.7	0.0	0.0	27.0	0.0	27.0	0.0	2.56	-24.57	10.55	2.82	-100.00	4.86	4.86	21.90	21.90	41.60
GOV Gouverneur Bcp MHC of NY(42.6)	2.8	11.4	80.5	54.1	27.9	0.0	15.7	0.0	15.7	0.0	20.51	-5.18	27.81	5.64	83.33	4.06	4.06	15.30	15.30	27.60
GCBC Green Co Bcrp MHC of NY (44.0)	6.8	34.2	55.8	85.9	2.5	0.0	11.1	0.0	11.1	0.0	3.55	-5.79	10.31	3.91	-25.00	9.81	9.81	9.62	9.62	20.49
JXSB Jcksnville Bcp MHC of IL(47.2)	2.4	37.3	54.3	85.1	4.7	0.0	8.2	1.2	7.0	0.0	-4.80	-17.13	7.04	-8.62	91.27	7.49	9.39	NM	NM	13.22
NVSL Naug Vlly Fin MHC of CT (45.0)	2.2	18.6	73.0	69.2	12.4	0.0	16.9	0.1	16.8	0.0	21.70	32.84	18.64	7.43	34.12	NM	NM	12.82	12.82	20.16
ONFC Oneida Fincl MHC of NY (43.9)	3.1	35.2	51.6	71.3	15.7	0.0	12.1	3.0	9.1	0.0	1.85	-7.46	9.94	1.26	-1.25	9.09	12.82	8.87	8.87	13.66
PSBH PSB Hldgs Inc MHC of CT (46.3)	2.3	45.4	48.9	64.6	18.9	0.0	15.7	0.0	15.7	0.0	21.10	19.97	21.37	7.25	26.86	NM	NM	12.17	12.17	21.68
PBHC Pathfinder BC MHC of NY (35.5)	3.3	28.9	59.9	76.4	13.9	1.7	7.0	1.4	5.6	0.0	3.51	8.99	0.55	1.45	16.62	2.86	5.00	7.52	7.52	13.72

(1) Financial information is for the quarter ending March 31, 2005.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC.
calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot
guarantee the accuracy or completeness of such information.

The interest-earning asset compositions for the Association and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for both Lake Shore Savings and the Peer Group. The Association's loans-to-assets ratio of 60.2% was slightly lower than the comparable Peer Group ratio of 63.6%. Comparatively, the Association's cash and investments-to-assets ratio of 35.3% was slightly above the comparable ratio for the Peer Group of 31.3%. Overall, Lake Shore Savings' interest-earning assets amounted to 95.5% of assets, which approximated the comparable Peer Group ratio of 94.9%.

Lake Shore Savings' funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group's funding composition. The Association's deposits equaled 74.5% of assets, which was similar to the comparable Peer Group ratio of 72.0%. Borrowings also accounted for a slightly higher portion of the Association's interest-bearing funding composition, as indicated by borrowings-to-assets ratios of 15.5% and 11.9% for Lake Shore Savings and the Peer Group, respectively. Total interest-bearing liabilities maintained by the Association and the Peer Group, as a percent of assets, equaled 90.0% and 83.9%, respectively. Following the increase in capital provided by the net proceeds of the stock offering, the Association's ratio of interest-bearing liabilities as a percent of assets will likely be more comparable to the Peer Group's ratio.

A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Peer Group's IEA/IBL ratio is stronger than the Association's ratio, based on IEA/IBL ratios of 113.1% and 106.1%, respectively. The additional capital realized from stock proceeds should serve to provide Lake Shore Savings with an IEA/IBL ratio that that is fairly comparable to the Peer Group's ratio, as the increase in capital provided by the infusion of stock proceeds will serve to lower the level of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. Lake Shore Savings' growth rates are based on annualized growth for the 18-month period ended June 30, 2005, while the Peer Group's growth rates are based on annual growth for the twelve months ended June 30, 2005 or the most recent period available. Lake Shore Savings' assets increased at a 6.2% annualized rate, which was slightly below the Peer Group's asset growth rate of 7.2%. Asset growth for the Association consisted of a mix of loans and cash and investments, with a higher growth rate indicated for cash and investments. Asset growth for the Peer Group was realized through loan growth, which was partially funded with cash and investments.

A combination of deposits and borrowings funded the Association's asset growth, reflecting annualized growth rates of 4.8% and 12.0%, respectively. Comparatively, the Peer Group had a slightly lower deposit growth rate of 2.4% and a slightly higher borrowings growth rate of 13.4%. Capital growth rates posted by the Association and the Peer Group equaled 7.5% and 4.8%. Factors contributing to the Association's higher capital growth rate included its lower level of capital, as well as retention of all of its earnings. Comparatively, while recording a similar return on assets as the Association, the Peer Group's capital growth rate was slowed by dividend payments as well as stock repurchases. The increase in capital realized from stock proceeds, as well as possible dividend payments and stock repurchases, will depress the Association's capital growth rate following the stock offering.

Income and Expense Components

Table 3.3 displays comparable statements of operations for the Association and the Peer Group, based on earnings for the twelve months ended June 30, 2005, unless otherwise indicated for the Peer Group companies. Lake Shore Savings and the Peer Group reported net income to average assets ratios of 0.72% and 0.66%, respectively. The Peer Group maintained comparative earnings advantages with respect to net interest income and non-interest operating income, while lower operating expenses and slightly lower loan loss provisions represented comparative earnings advantages for the Association. Net gains were not a factor in the Association's earnings, while the Peer Group reported a net loss on the sale of assets.

The Peer Group's stronger net interest margin was realized primarily through maintenance of a higher interest income ratio and, to a lesser extent, a lower interest expense ratio. The Peer Group's higher interest income ratio was realized through earning a higher yield on interest-earning assets (5.22% versus 5.02% for the Association), which was supported by the Peer Group's interest-earning asset composition that reflected a higher concentration of loans

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Table 3.3
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended June 30, 2005

	Net Income	Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads			MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
		Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread		
Lake Shore Savings and Loan																			
June 30, 2005	0.72	4.75	1.78	2.97	0.04	2.94	0.00	0.00	0.57	0.57	2.48	0.00	0.00	0.00	5.02	2.02	3.00	3,459	29.97
All Public Companies																			
Averages	0.74	5.02	2.03	2.99	0.12	2.87	0.05	0.00	0.67	0.71	2.44	0.03	0.04	0.00	5.27	2.32	2.96	5,412	33.35
Medians	0.75	4.98	1.98	3.03	0.07	2.88	0.00	0.00	0.49	0.52	2.32	0.00	0.01	0.00	5.25	2.28	3.01	4,526	33.93
State of NY																			
Averages	0.98	4.97	1.74	3.24	0.05	3.19	0.05	0.00	0.67	0.72	2.34	0.04	-0.05	0.00	5.30	1.99	3.31	6,216	33.68
Medians	0.98	4.89	1.74	3.16	0.03	3.16	0.00	0.00	0.57	0.64	2.32	0.00	-0.02	0.00	5.22	1.96	3.27	4,913	33.29
Comparable Group Average																			
Averages	0.66	4.96	1.68	3.28	0.07	3.21	0.02	0.00	0.75	0.77	2.82	0.01	-0.09	0.00	5.22	2.02	3.20	4,826	29.41
Medians	0.62	4.85	1.74	3.21	0.04	3.15	0.00	0.00	0.63	0.70	2.95	0.00	0.00	0.00	5.16	2.08	3.11	3,548	31.81
Comparable Group																			
ALLB Alliance Bank MHC of PA (20.0)	0.31	5.03	2.13	2.90	0.03	2.87	0.01	-0.05	0.41	0.37	2.88	0.00	-0.04	0.00	5.32	2.37	2.95	4,961	NM
CHEV Cheviot Fin Cp MHC of OH(45.0)	0.90	4.90	1.53	3.37	0.01	3.36	0.00	0.00	0.12	0.12	2.14	0.00	0.01	0.00	5.00	2.14	2.86	6,248	33.64
FFFS First Fed Serv MHC of IL(45.0)	1.48	5.57	1.91	3.65	0.00	3.65	0.00	0.00	0.01	0.01	1.25	0.00	0.00	0.00	5.62	2.63	3.00	13,856	38.44
GOV Gouverneur Bcp MHC of NY(42.6)	0.85	5.62	1.83	3.79	0.14	3.65	0.00	0.01	0.41	0.42	2.76	0.00	0.07	0.00	5.97	2.25	3.71	3,580	38.16
GCBC Green Co Bcrp MHC of NY (44.0)	1.02	4.87	1.13	3.75	0.02	3.72	0.00	0.01	0.92	0.93	3.19	0.00	0.00	0.00	5.02	1.27	3.75	2,947	29.98
JXSB Jcksnville Bcp MHC of IL(47.2)	0.33	4.72	1.77	2.95	0.18	2.78	0.15	-0.03	0.67	0.78	3.02	0.03	0.03	0.00	5.02	1.96	3.07	2,300	37.88
NVSL Naug Vlly Fin MHC of CT (45.0)	0.16	4.81	1.25	3.56	0.01	3.55	0.00	0.02	0.95	0.97	3.24	0.01	-0.58	0.00	5.13	1.59	3.54	3,548	NM
ONFC Oneida Fincl MHC of NY (43.9)	0.86	4.68	1.63	3.05	0.10	2.95	0.00	0.00	2.70	2.70	4.37	0.03	-0.14	0.00	5.19	1.87	3.32	3,090	23.54
PSBH PSB Hldgs Inc MHC of CT (46.3)	0.39	4.57	1.72	2.85	0.04	2.81	0.00	0.00	0.70	0.70	2.28	0.00	-0.34	0.00	4.72	2.08	2.64	NM	13.12
PBHC Pathfinder BC MHC of NY (35.5)	0.31	4.83	1.92	2.91	0.19	2.72	0.07	0.02	0.60	0.69	3.08	0.07	0.12	0.00	5.24	2.09	3.15	2,902	20.49

(1) Financial information is for the quarter ending March 31, 2005.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

and a greater degree of diversification into higher yielding types of loans in comparison to the Association's interest-earning asset composition. The Peer Group's lower interest expense ratio was supported by maintenance of a lower level of interest-bearing liabilities, as the Association and the Peer Group both reported cost of funds equal to 2.02%. Overall, Lake Shore Savings and the Peer Group reported net interest income to average assets ratios of 2.97% and 3.28%, respectively.

In another key area of core earnings strength, the Association maintained a lower level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Association and the Peer Group reported operating expense to average assets ratios of 2.48% and 2.83%, respectively. The Association's lower operating expense ratio was achieved despite maintaining a higher number of employees than the Peer Group relative to their respective asset sizes. Assets per full time equivalent employee equaled $3.5 million for the Association, versus $4.8 million for the Peer Group. On a post-offering basis, the Association's operating expenses can be expected to increase with the addition of stock benefit plans and certain expenses that result from being a publicly traded company, with such expenses already impacting the Peer Group's operating expenses. At the same time, Lake Shore Savings' capacity to leverage operating expenses will be comparable to the Peer Group's leverage capacity following the increase in capital realized from the infusion of net stock proceeds.

When viewed together, net interest income and operating expenses provide considerable insight into a thrift's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the earning strength of the Association and the Peer Group were comparable. Expense coverage ratios posted by Lake Shore Savings and the Peer Group equaled 1.20x and 1.16x, respectively. An expense coverage ratio of greater than 1.0x indicates that an institution is able to sustain pre-tax profitability without having to rely on non-interest sources of income.

As noted above, sources of non-interest operating income provided a slightly larger contribution to the Peer Group's earnings. Non-interest operating income equaled 0.77% and

0.57% of the Peer Group's and Lake Shore Savings' average assets, respectively. Taking non-interest operating income into account in comparing the Association's and the Peer Group's earnings, Lake Shore Savings' efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 70.1% was comparable to the Peer Group's efficiency ratio of 69.6%.

Loan loss provisions had a slightly larger impact on the Peer Group's earnings, with loan loss provisions established by the Association and the Peer Group equaling 0.04% and 0.07% of average assets, respectively. The relatively minor impact of loan loss provisions on the Association's and the Peer Group's earnings were indicative of their generally favorable credit quality measures and low risk lending strategies.

Net gains and losses from the sale of assets were not a factor in the Association's earnings, while the Peer Group posted a net loss equal to 0.09% of average assets. Typically, gains and losses generated from the sale of assets are viewed as earnings with a relatively high degree of volatility and, thus, are substantially discounted in the evaluation of an institution's core earnings. The net loss indicated for the Peer Group included one time expenses recorded by two of the Peer Group companies pursuant to funding charitable founds at the time of their minority stock offerings.

Taxes had a comparable impact on the Association's and the Peer Group's earnings, as Lake Shore Savings and the Peer Group posted effective tax rates of 29.97% and 29.41%, respectively. As indicated in the prospectus, the Association's effective marginal tax rate is equal to 38.5%.

Loan Composition

Table 3.4 presents data related to the Association's and the Peer Group's loan portfolio compositions and investment in mortgage-backed securities. The Association's composition of assets reflected a higher concentration of 1-4 family permanent mortgage loans and mortgage-backed securities than maintained by the Peer Group (65.6% of assets versus 53.9% for the Peer Group). The Association's higher ratio was attributable to maintaining a higher concentration of mortgage-backed securities relative to the Peer Group, as the Association and the Peer Group

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Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of June 30, 2005

Institution	Portfolio Composition as a Percent Assets						RWA/	Serviced	Servicing
	MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)	Assets (%)	For Others ($000)	Assets ($000)
Lake Shore Savings and Loan	22.26	43.29	0.65	4.40	2.41	9.58	52.80	16,711	0
All Public Companies	13.21	35.94	5.75	17.09	2.91	3.68	61.41	657,327	9,333
State of NY	17.85	30.83	2.27	23.57	2.80	3.16	59.44	212,813	2,122
Comparable Group Average	10.14	43.71	2.46	9.77	2.53	3.00	56.92	31,484	160
Comparable Group									
ALLB Alliance Bank MHC of PA (20.0)	10.74	23.58	2.36	26.79	0.94	1.33	59.17	3,200	0
CHEV Cheviot Fin Cp MHC of OH(45.0)	10.22	63.97	2.64	5.88	0.05	0.00	47.34	4,267	44
FFFS First Fed Serv MHC of IL(45.0)	0.32	66.46	3.45	10.48	0.62	0.00	51.24	0	0
GOV Gouverneur Bcp MHC of NY(42.6)	7.40	57.03	2.00	6.19	8.08	2.81	57.56	0	0
GCBC Green Co Bcrp MHC of NY (44.0)	22.19	43.04	1.27	5.81	1.37	1.74	48.42	0	0
JXSB Jcksnville Bcp MHC of IL(47.2)	4.27	27.06	1.78	10.04	3.44	8.82	59.28	159,542	1,064
NVSL Naug Vlly Fin MHC of CT (45.0)	5.42	53.23	7.36	6.09	0.32	1.82	65.38	0	0
ONFC Oneida Fincl MHC of NY (43.9)	10.05	22.15	0.15	11.31	9.04	6.91	64.49	95,003	335
PSBH PSB Hldgs Inc MHC of CT (46.3)	18.46	37.15	2.73	5.82	0.31	1.29	58.03	0	0
PBHC Pathfinder BC MHC of NY (35.5)	12.33	43.48	0.85	9.29	1.10	5.31	58.28	52,827	153

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

maintained comparable ratios of 1-4 family loans as a percent of assets. Loans serviced for others equaled 5.0% and 11.0% of the Association's and the Peer Group's assets, respectively, thereby indicating a slightly greater influence of mortgage banking activities on the Peer Group's operations. The Peer Group's balance of loans serviced for others translated into a modest balance of servicing intangibles, versus a zero balance for the Association.

Diversification into higher risk types of lending was more significant for the Peer Group companies on average. Commercial real estate/multi-family loans represented the most significant area of lending diversification for the Peer Group (9.8% of assets), while other areas of lending diversification for the Peer Group were fairly balanced between construction and land loans (2.46% of assets), commercial business loans (2.53% of assets) and consumer loans (3.0% of assets). Lending diversification for the Association's consisted mostly of consumer loans which included home equity loans (9.6% of assets), followed by commercial real estate/multi-family loans (4.4% of assets), commercial business loans (2.4% of assets) and construction and land loans (0.7% of assets). Overall, the Peer Group's higher ratio of loans-to-assets and greater degree of lending diversification into higher risk types of lending translated into a slightly higher risk weighted assets-to-assets ratio of 56.9%, versus a comparable Peer Group ratio of 52.8%.

Interest Rate Risk

Table 3.5 reflects various key ratios highlighting the relative interest rate risk exposure of the Association versus the Peer Group companies. In terms of balance sheet composition, Lake Shore Savings' interest rate risk characteristics were considered to be less favorable than the Peer Group's. Most notably, Lake Shore Savings' lower tangible capital position and lower IEA/IBL ratio indicate a greater dependence on the yield-cost spread to sustain the net interest margin. The level of non-interest earning assets maintained by the Association and the Peer Group were comparable. On a pro forma basis, the infusion of stock proceeds should provide the Association with comparable balance sheet interest rate risk characteristics as currently maintained by the Peer Group, particularly with respect to the increases that will be realized in the Association's equity-to-assets and IEA/IBL ratios.

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Table 3.5
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of June 30, 2005 or Most Recent Date Available

		Balance Sheet Measures			Quarterly Change in Net Interest Income					
	Institution	Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	06/30/05	03/31/05	12/31/04	09/30/04	06/30/04	03/31/04
					(change in net interest income is annualized in basis points)					
	Lake Shore Savings and Loan	8.4	106.1	4.5	-3	-1	-1	-4	8	0
	All Public Companies	10.1	108.9	5.1	-2	-2	-1	3	-5	5
	State of NY	10.5	109.8	6.5	-1	-10	-7	-7	-4	9
	Comparable Group Average	14.5	114.0	5.1	-2	4	4	-4	-0	3
	Comparable Group									
ALLB	Alliance Bank MHC of PA (20.0)	9.0	105.5	5.3	6	-5	-2	-26	1	7
CHEV	Cheviot Fin Cp MHC of OH(45.0)	27.6	135.3	2.9	-10	-2	1	14	14	NA
FFFS	First Fed Serv MHC of IL(45.0)	27.0	136.2	1.0	-4	-3	13	3	-1	NA
GOV	Gouverneur Bcp MHC of NY(42.6)	15.7	115.3	5.3	-2	-2	-1	-3	-9	3
GCBC	Green Co Bcrp MHC of NY (44.0)	11.1	109.3	3.3	-5	-8	2	7	-8	17
JXSB	Jcksnville Bcp MHC of IL(47.2)	7.0	104.7	5.9	8	1	-9	12	-4	17
NVSL	Naug Vlly Fin MHC of CT (45.0)	16.8	114.7	6.3	-15	32	31	-19	NA	NA
ONFC	Oneida Fincl MHC of NY (43.9)	9.1	103.3	10.1	-7	10	11	-9	5	9
PSBH	PSB Hldgs Inc MHC of CT (46.3)	15.7	115.7	3.4	2	19	-0	-4	NA	NA
PBHC	Pathfinder BC MHC of NY (35.5)	5.6	100.1	7.9	4	-4	0	-11	-0	-33

NA=Change is greater than 100 basis points during the quarter.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Lake Shore Savings and the Peer Group. In general, the relative fluctuations in the Association's and the Peer Group's net interest income to average assets ratios were considered to be fairly comparable and, thus, based on the interest rate environment that prevailed during the period analyzed in Table 3.5, Lake Shore Savings and the Peer Group were viewed as maintaining a similar degree of interest rate risk exposure in their respective net interest margins. The stability of the Association's net interest margin should be enhanced by the infusion of stock proceeds, as the increase in capital will reduce the level interest rate sensitive liabilities funding Lake Shore Savings' assets.

Credit Risk

Overall, the credit risk associated with Lake Shore Savings' balance sheet was considered to be comparable to the Peer Group's, as implied by their respective ratios for credit quality and reserves for loan losses. As shown in Table 3.6, Lake Shore Savings' ratio of non-performing assets and accruing loans that are more than 90 days past due as a percent of assets approximated the comparable Peer Group ratio (0.38% versus 0.35% for the Peer Group). Comparatively, Lake Shore Savings' non-performing loans-to-loans ratio, which does not include accruing loans that are more than 90 days past due, was slightly lower than the Peer Group's ratio (0.21% versus 0.35% for the Peer Group). The Association and the Peer Group maintained comparable levels of loss reserves as a percent of non-performing loans (297.0% versus 323.3% for the Peer Group), while loss reserves maintained as percent of loans were slightly higher for the Peer Group (0.84% versus 0.64% for the Association). Net loan charge-offs were slightly higher for the Association, as net loan charge-offs posted by the Association and the Peer Group equaled 0.11% and 0.07% of their respective loan balances.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of Lake Shore Savings. Such

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Table 3.6
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of June 30, 2005 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Lake Shore Savings and Loan	0.06	0.38	0.21	0.64	296.74	101.11	227	0.11
All Public Companies	0.06	0.47	0.55	0.91	265.15	219.23	302	0.10
State of NY	0.02	0.28	0.40	1.04	323.34	283.38	569	-0.03
Comparable Group Average	0.11	0.35	0.35	0.84	323.33	280.30	33	0.07
Comparable Group								
ALLB Alliance Bank MHC of PA (20.0)	0.47	1.03	0.69	1.25	180.33	67.98	0	-0.07
CHEV Cheviot Fin Cp MHC of OH(45.0)	0.01	0.08	0.10	0.37	370.87	326.50	0	0.00
FFFS First Fed Serv MHC of IL(45.0)	0.00	0.04	0.04	0.37	873.47	839.22	0	0.00
GOV Gouverneur Bcp MHC of NY(42.6)	0.03	0.37	0.42	0.87	206.65	190.25	1	0.00
GCBC Green Co Bcrp MHC of NY (44.0)	0.00	0.12	0.21	0.75	355.17	355.17	5	0.01
JXSB Jcksnville Bcp MHC of IL(47.2)	0.27	0.62	0.64	1.29	201.35	113.78	158	0.46
NVSL Naug Vlly Fin MHC of CT (45.0)	0.02	0.21	0.27	0.83	306.20	284.83	2	-0.03
ONFC Oneida Fincl MHC of NY (43.9)	0.01	0.02	0.01	0.86	NA	NA	92	0.17
PSBH PSB Hldgs Inc MHC of CT (46.3)	0.00	0.03	0.05	0.82	NA	NA	5	0.00
PBHC Pathfinder BC MHC of NY (35.5)	0.28	0.94	1.08	1.00	92.61	64.64	64	0.14

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology used to determine Lake Shore Savings' estimated pro forma market value for purposes of pricing the minority stock. The valuation incorporates the appraisal methodology promulgated by the OTS and adopted in practice by the FDIC for standard conversions and mutual holding company offerings, particularly regarding selection of the Peer Group, fundamental analysis on both the Association and the Peer Group, and determination of the Association's pro forma market value utilizing the market value approach.

Appraisal Guidelines

The OTS written appraisal guidelines specify the market value methodology for estimating the pro forma market value of an institution. The FDIC, state banking agencies and other Federal agencies have endorsed the OTS appraisal guidelines as the appropriate guidelines involving mutual-to-stock conversions. As previously noted, the appraisal guidelines for MHC offerings are somewhat different, particularly in the Peer Group selection process. Specifically, the regulatory agencies have indicated that the Peer Group should be based on the pro forma fully-converted pricing characteristics of publicly-traded MHCs, rather than on already fully-converted publicly-traded stock thrifts, given the unique differences in stock pricing of MHCs and fully-converted stock thrifts. Pursuant to this methodology: (1) a peer group of comparable publicly-traded MHC institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) the pro forma market value of the subject company is determined based on the market pricing of the peer group, subject to certain valuation adjustments based on key differences. In addition, the pricing characteristics of recent conversions and MHC offerings must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed conversions and stock offerings of comparable MHCs, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses, based on either the Peer Group or the recent conversions and MHC transactions, cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a stock on a given day.

The pro forma market value determined herein is a preliminary value for the Association's to-be-issued stock. Throughout the MHC process, RP Financial will: (1) review changes in the Association's operations and financial condition; (2) monitor the Association's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending MHC offerings, and to a lesser extent, standard conversion offerings, both regionally and nationally. If material changes should occur prior to the close of the offering, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Association and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Lake Shore Savings' value, the market value of the stocks of public MHC institutions, or Lake Shore Savings' value alone. To the extent a change in factors impacting the

Association's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into its analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Association and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Association relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of Lake Shore Savings coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Association's and the Peer Group's financial strengths are noted as follows:

- Overall A/L Composition. Loans funded by retail deposits were the primary components of both Lake Shore Savings' and the Peer Group's balance sheets. The Peer Group's interest-earning asset composition exhibited a slightly higher concentration of loans and a slightly greater degree of diversification into higher risk and higher yielding types of loans. Overall, the Peer Group's asset composition provided for a higher yield earned on interest-earning assets and a higher risk weighted assets-to-assets ratio than maintained by the Association. Lake Shore Savings' funding composition reflected a comparable level of deposits and a higher level of borrowings than the comparable Peer Group ratios. Notwithstanding the Association's greater utilization of borrowings, Lake Shore Savings' overall cost of funds was comparable to the Peer Group's. Overall, as a percent of assets, the Association maintained a comparable level of interest-earning assets and a higher level of interest-bearing liabilities compared to the Peer Group's ratios, which provided for a higher IEA/IBL ratio for the Peer Group. After factoring in the impact of the net stock proceeds, the Association's

IEA/IBL ratio will be more comparable to the Peer Group's ratio. On balance, RP Financial concluded that asset/liability composition was a neutral factor in our adjustment for financial condition.

- Credit Quality. The Association and the Peer Group maintained comparable non--performing assets ratios and comparable loss reserves as a percent of non-performing loans. Loss reserves as a percent loans were higher for the Peer Group and net loan charge-offs were slightly higher for the Association. As noted above, the Peer Group's risk weighted assets-to-assets ratio was slightly higher than the Association's. Overall, RP Financial concluded that credit quality was a neutral factor in our adjustment for financial condition.

- Balance Sheet Liquidity. The Association operated with a slightly higher level of cash and investment securities relative to the Peer Group (35.3% of assets versus 31.3% for the Peer Group). Following the infusion of stock proceeds, the Association's cash and investments ratio is expected to increase as the proceeds retained at the holding company level will be initially deployed into investments. The Association's future borrowing capacity was considered to be fairly comparable to the Peer Group's, as both the Association and the Peer Group were considered to have ample borrowing capacities based on their current ratios of borrowings-to-assets. Overall, RP Financial concluded that a slight upward adjustment was warranted for the Association's balance sheet liquidity.

- Funding Liabilities. The Association's interest-bearing funding composition reflected a comparable concentration of deposits and a slightly higher concentration of borrowings relative to the comparable Peer Group ratios. Notwithstanding, the Association's greater utilization of borrowings, Lake Shore Savings' overall cost of funds was comparable to the Peer Group's. The Association's similar cost of funds was supported by a deposit composition that consisted of a relatively high proportion of lower costing savings and transaction accounts. Total interest-bearing liabilities as a percent of assets were higher for the Association compared to the Peer Group ratio, which was attributable to Lake Shore Savings' lower capital position. Following the stock offering, the increase in the Association's capital position should provide Lake Shore Savings with a comparable level of interest-bearing liabilities as maintained by the Peer Group. Overall, RP Financial concluded that no adjustment was warranted for Lake Shore Savings' funding composition.

- Capital. The Peer Group operates with a higher equity-to-assets ratio than the Association. However, following the stock offering, Lake Shore Savings' pro forma capital position will be comparable to the Peer Group's equity-to-assets ratio. The increase in the Association's pro forma capital position will result in greater leverage potential and reduce the level of interest-bearing liabilities utilized to fund assets. At the same time, the Association's more significant capital surplus will likely result in a lower ROE. On balance, RP Financial concluded that capital strength was a neutral factor in our adjustment for financial condition.

On balance, Lake Shore Savings' balance sheet strength was considered to be slightly more favorable than Peer Group's, as implied by the upward adjustment applied for the Association's balance sheet liquidity. Accordingly, a slight upward adjustment was applied for the Association's financial condition.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Earnings. The Association's reported earnings were comparable to the Peer Group's on a ROAA basis (0.72% of average assets versus 0.66% for the Peer Group). The Association maintained a lower level of operating expenses than the Peer Group, which was largely offset by the Peer Group's higher net interest margin and higher level of non-interest operating income. The Peer Group's earnings were also negatively impacted by non-operating losses, which were not a factor in the Association's earnings. Reinvestment of stock proceeds into interest-earning assets will serve to increase the Association's earnings, with the benefit of reinvesting proceeds expected to be somewhat offset by higher operating expenses associated with operating as a publicly-traded company and the implementation of stock benefit plans. Overall, the Association's and the Peer Group's reported earnings were considered to be fairly comparable and, thus, RP Financial concluded that this was a neutral factor in our adjustment for profitability, growth and viability of earnings.

- Core Earnings. Both the Association's and the Peer Group's earnings were derived largely from recurring sources, including net interest income, operating expenses, and non-interest operating income. In these measures, the Association operated with a lower net interest margin, a lower operating expense ratio and a lower level of non-interest operating income. The Association's lower ratios for net interest income and operating expenses translated into an expense coverage ratio that was comparable to the Peer Group's ratio (1.20x versus 1.16x for the Peer Group). Similarly, the Association's efficiency ratio of 70.1% approximated the Peer Group's efficiency ratio of 69.6%, as the Association's lower operating expense ratio offset the Peer Group's higher ratios for net interest income and non-interest operating income. Loss provisions had a slightly larger impact on the Peer Group's earnings, while the Association and the Peer Group had similar effective tax rates. Overall, these measures, as well as the expected earnings benefits the Association should realize from the redeployment of stock proceeds into interest-earning assets, which will be somewhat negated by expenses associated with the stock benefit plans and operating as a publicly-traded company, indicate that the Association's and the Peer Group's core earnings are fairly comparable. Therefore, RP Financial concluded that this was a neutral factor in our adjustment for profitability, growth and viability of earnings.

- o Interest Rate Risk. Quarterly changes in the Association's and the Peer Group's net interest income to average assets ratios indicated the degree of volatility associated with the Association's and the Peer Group's net interest margins was comparable. Other measures of interest rate risk, such as capital and IEA/IBL ratios, were more favorable for the Peer Group, thereby indicating a lower dependence on the yield-cost spread to sustain net interest income. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Association with equity-to-assets and IEA/ILB ratios that are comparable to the Peer Group ratios. Accordingly, on balance, this was a neutral factor in our adjustment for profitability, growth and viability of earnings.

- o Credit Risk. Loan loss provisions were a slightly larger factor in the Peer Group's earnings. In terms of future exposure to credit quality related losses, lending diversification into higher risk types of loans was greater for the Peer Group. Credit quality measures for non-performing assets and loss reserves as a percent of non-performing loans were comparable for the Association and the Peer Group, while the Peer Group's higher loss reserves as a percent of loans represented lower credit risk exposure for the Peer Group. Overall, RP Financial concluded that earnings credit risk was a neutral factor in our adjustment for profitability, growth and viability of earnings.

- o Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the Association's historical growth was comparable to the Peer Group's. Second, the infusion of stock proceeds will provide the Association with comparable growth potential through leverage as currently maintained by the Peer Group. Third, opportunities to increase earnings through loan and deposit growth are considered to be less favorable in the Company's primary market area, based on the demographic and economic limitations that are associated with the primary market area served by Lake Shore Savings (shrinking and older population base with relatively lower per capita income). Lastly, the Peer Group's slightly higher level of non-interest operating income implies greater earnings growth potential and sustainability of earnings during periods when net interest margins come under pressure as the result of adverse changes in interest rates. Overall, a slight downward adjustment was warranted for the Association's earnings growth potential.

- o Return on Equity. Currently, the Association's ROE is above the Peer Group's ROE, which was realized through earning a comparable return on assets with a lower level of capital than maintained by the Peer Group. As the result of the significant increase in capital that will be realized from the infusion of net stock proceeds into the Association's equity, the Association's pro forma return equity on a core earnings basis will be more comparable to the Peer Group's ROE. Accordingly, this was a neutral factor in the adjustment for profitability, growth and viability of earnings.

On balance, the profitability, growth and viability of Lake Shore Savings' and the Peer Group's earnings were considered to be comparable. Accordingly, no adjustment was warranted for this valuation factor.

3. Asset Growth

While asset growth rates for the Association and the Peer Group were fairly comparable, the composition of the Peer Group's asset growth was viewed as more favorable in light of the larger contribution that loan growth made to the Peer Group's asset growth (11.4% loan growth rate compared to a 4.5% loan growth rate for the Association). On a pro forma basis, the Association's tangible equity-to-assets ratio will be comparable to the Peer Group's tangible equity-to-assets ratio, indicating comparable leverage capacity for the Association. Accordingly, on balance, we believe no valuation adjustment was warranted for this factor.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. Operating in upstate western New York, the Association faces significant competition for loans and deposits from other financial institutions, many of which are larger, provide a broader array of services and have significantly larger branch networks than maintained by the Association. Lake Shore Savings' primary market area for deposits and loans is considered to be where the Association maintains a branch presence in the counties of Chautauqua and Erie, as well as nearby surrounding markets. As part of the Buffalo metropolitan area, Erie County is a suburban and urban market area with a relatively dense population base. Comparatively, Chautauqua County is a more rural market area, with a much small population base than Erie County. Notably, both of the primary market area counties experienced a decline in population during the first five years of this decade, with additional population shrinkage projected over the next five years. Population shrinkage reflects the lack of economic growth in the area, especially with regard to job losses in the manufacturing sector. Per capita and household income measures for the primary market area counties were lower than the comparable measures for the U.S. and New York, with the more significant gap in income measures reflected for the more rural market area of Chautauqua County.

The majority of the Peer Group companies serve markets with more favorable demographic growth characteristics than the Association's primary market area. In general, the Peer Group companies operated in markets with faster growing populations and higher per capita income. While a few of the Peer Group companies operate in large urban markets, the majority of the Peer Group companies operate in suburban and rural markets similar to Chautauqua County in size. The average and median deposit market shares maintained by the Peer Group companies were lower than the Association's market share of deposits in Chautauqua County. In general, the degree of competition faced by the Peer Group companies was viewed as greater than experienced in the Association's primary market area, while the growth potential in the markets served by the Peer Group companies was for the most part viewed as more favorable than implied for the Association's primary market area. Summary demographic and deposit market share data for the Association and the Peer Group companies is provided in Exhibit III-3. As shown in Table 4.1, July 2005 unemployment rates for the majority of the markets served by the Peer Group companies were generally comparable or slightly above the unemployment rate reflected for Chautauqua County. On balance, we concluded that a slight downward adjustment was appropriate for the Association's market area.

Table 4.1
Market Area Unemployment Rates
Lake Shore Savings and the Peer Group Companies(1)

	County	July 2005 Unemployment
Lake Shore Savings - NY	Chautauqua	4.6%
The Peer Group		
Alliance Bank MHC – PA	Delaware	4.9%
Cheviot Financial Corp. MHC - OH	Hamilton	5.4

Table 4.1 (continued)
Market Area Unemployment Rates
Lake Shore Savings and the Peer Group Companies(1)

First Federal Fin. Services MHC – IL	Madison	5.8
Gouverneur Bancorp MHC – NY	St. Lawrence	5.9
Greene Co. Bancorp MHC - NY	Greene	4.8
Jacksonville Bancorp MHC – IL	Morgan	5.1
Naug. Valley Finan. Corp. MHC – CT	New Haven	5.9
Oneida Financial MHC – NY	Madison	5.0
PSB Holdings, Inc. MHC – CT	Windham	5.6
Pathfinder Bancorp MHC - NY	Oswego	6.4

(1) Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

5. Dividends

At this time the Association has not established a dividend policy. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

All ten of the Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.33% to 3.87%. The average dividend yield on the stocks of the Peer Group institutions equaled 2.38% as of September 30, 2005. As of September 30, 2005, approximately 88% of all publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 2.22%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

Our valuation adjustment for dividends for Lake Shore Savings also considered the regulatory policy with regard to waiver of dividends by the MHC. Under current policy, any waiver of dividends by an FDIC regulated MHC requires that the minority stockholders' ownership interest be reduced in a second-step conversion to reflect the cumulative waived dividend account. Comparatively, no adjustment for waived dividends is required for OTS regulated companies in a second-step conversion. As an MHC operating under OTS regulation, the Association will be subject to the same regulatory dividend policy as a large majority of the Peer Group companies (nine of the Peer Group companies operate under OTS regulation). Accordingly, we believe that to the extent Lake Shore Savings' pro forma market value would be influenced by the OTS' dividend policy regarding MHC institutions, it has been sufficiently captured in the pricing of the Peer Group companies.

While the Association has not established a definitive dividend policy prior to converting, the Association will have the capacity to pay a dividend comparable to the Peer Group's average dividend yield based on pro forma earnings and capitalization. On balance, we concluded that no adjustment was warranted for purposes of the Association's dividend policy.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. Nine of the Peer Group members trade on the NASDAQ system and the remaining company trades on the AMEX. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies, based on the shares issued and outstanding to public shareholders (i.e., excluding the majority ownership interest owned by the respective MHCs) ranged from $11.6 million to $49.6 million as of September 30, 2005, with average and median market values of $27.7 million and $28.6 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 688,000 to 4.5 million, with average and median shares outstanding of 2.2 million and 1.8 million, respectively. The Association's minority stock offering is expected to have a pro forma market value and shares outstanding that will be in the middle of the comparable ranges indicated for the Peer Group. Like the majority of the Peer Group companies, the Association's stock will be quoted on the NASDAQ National Market System following the stock offering. Overall, we anticipate that the Association's public stock will have a comparable trading market as the Peer Group companies on average and, therefore, concluded no adjustment was necessary for this factor.

7. Marketing of the Issue

Three separate markets exist for thrift stocks: (1) the after-market for public companies, both fully-converted stock companies and MHCs, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors but on a pro forma basis without the benefit of prior operations as a publicly-held company and stock trading history; and (3) the thrift acquisition market. All three of these markets were considered in the valuation of the Association's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year. Higher oil prices and allegations of improprieties in the insurance industry pressured the Dow Jones Industrial Average ("DJIA") to its lowest level of the year in late-October 2004. Lower oil prices reversed the downward trend in stocks at the close of October. The election outcome, a rise in consumer confidence and a strong jobs report for October extended the stock market rally into mid-November, as the DJIA hit a seven month high. Concerns about the falling dollar and a sharp rise in October producer prices temporarily dampened the stock market rally in late-November, but then stocks recovered in early-December on a sharp decline on oil prices. Some favorable economic data, including a strong report on December consumer confidence and a five-month low in new unemployment claims, helped to extend the rally through the end of the year as the DJIA move to a three and one-half year high.

The broader stock market started 2005 in a downward trend, as investors reacted negatively to some disappointing economic data and indications by the Federal Reserve that it was likely to keep raising rates because of wariness about inflation. Concerns about slowing profit growth, weaker than expected growth in the fourth quarter of 2004 and the elections in Iraq extended the downward trend through mid-January. After three straight weekly declines, the DJIA edged higher in the last week of January on some upbeat earnings reports and a better than expected consumer confidence index. The positive trend in the broader stock market continued during the first half of February, as the Federal Reserve's quarter-point rate increase contained no surprises, oil prices declined and January retail sale beat expectations. The broader stock market had an uneven performance during the second half of February, reflecting concerns about inflation, higher oil prices and a weak dollar.

Despite surging oil prices, the DJIA moved back into positive territory for the year in early-March 2005. Strong job growth reflected in the February employment data and better than expected retail sales for February were factors that contributed to the positive move in stocks during the first week of March. Higher oil prices and interest rates pressured stocks lower in mid-March, as rising commodity prices rekindled inflation fears. The downturn in stocks continued going into the second half of March, as stocks were weighed down by news of a record U.S. trade deficit in 2004, General Motors' warning that earnings would be significantly below an earlier forecast and record high oil prices. Increased expectations of higher interest rates further depressed stocks in late-March, as the Federal Reserve surprised investors by signaling for the first time in more than four years that it was concerned with inflation. As expected, the Federal Reserve concluded its March meeting by raising its target for the federal funds rate to 2.75% from 2.5%. After dropping to a two-month low, a decline in oil prices helped lift the DJIA to its biggest one-day gain for the year at the end of March 2005. However, the first quarter of 2005 still showed a decline in the DJIA for the third year in a row.

Weaker-than-expected job growth reflected in the March 2005 employment data pushed stocks lower at the start of the second quarter. Following a brief rally in early-April, the broader stock market moved to a five-month low in mid-April. The sell-off was based on concerns of a slowing U.S. economy, higher inflation and rising oil prices. Comparatively, economic data which showed a decline in initial jobless claims, a pick-up in Mid-Atlantic manufacturing activity and strong new home sales combined with some favorable first quarter earnings reports fueled a sharp rise in the stock market heading into late-April. A stronger-than-expected employment report for April, optimism about interest rates and a big planned purchase of General Motors shares helped to lift stocks in early-May. Gains in the broader stock market generally continued through the balance of May, as oil prices dropped and the economy showed signs of sustaining growth with low inflation following an upward revision in GDP growth for the first quarter while an accompanying inflation measure remained unrevised. The positive trend in the broader stock market was sustained through the first half of June, fueled by economic data which showed steady growth and mild inflation. After moving to a three-month high in mid-June, stocks declined at the end of the second quarter on continued worries over oil prices, slowing economic growth and the Federal Reserve's plans for raising interest rates further.

The broader stock market rebounded at the start of the third quarter of 2005, as investors reacted favorably to falling oil prices and job growth reflected in the June employment data. Favorable inflation data for June and some positive third quarter earnings reports sustained the rally into the latter part of July. Stocks posted further gains in early-August on optimism about the economy, corporate profits and interest rates. Concerns that rising oil prices would reduce consumer spending and hurt corporate earnings produced a downward trend in the stock market during the second half of August, with the DJIA posting a 1.5% loss for the month of August. The stock market showed resiliency in aftermath of Hurricane Katrina, as oil prices fell following the Energy Department's decision to release some of the Strategic Petroleum Reserve.

Lower oil prices and an upbeat report from the Federal Reserve that showed the economy kept growing in July and August helped to extend the rebound in the stock market heading into mid-September. The rebound in the broader stock market paused in mid-September, as Hurricane Rita, higher oil prices and a quarter point rate increase by the Federal Reserve contributed to the DJIA posting its worst weekly loss in three months for the trading week ending September 23rd. Stocks rebounded mildly at the close of the third quarter, which helped the DJIA to a 2.9% gain for the third quarter. As an indication of the general trends in the nation's stock markets over the past year, as of September 30, 2005, the DJIA closed at 10568.70 an increase of 3.7% from one year ago and a decline of 2.0% year-to-date, and the NASDAQ closed at 2151.69 an increase of 10.8% from one year ago and a decline of 1.1% year-to-date. The Standard & Poors 500 Index closed at 1228.81 on September 30, 2005 an increase of 8.6% from one year ago and an increase of 1.4% year-to-date.

The market for thrift stocks has been mixed during the past twelve months, but, in general, thrift stocks have appreciated and declined in conjunction with the broader market. Thrift stocks followed the broader stock market lower at the close of the third quarter of 2004 and then rebounded in conjunction with the broader stock market rally at the start of the fourth quarter. After trading in a narrow range into mid-October, thrift stocks moved lower on some disappointing third quarter earnings and lower guidance on future earnings due to margin compression resulting from a flatter yield curve. The rally in the boarder stock market and the Federal Reserve's indication that inflation risks were well contained fueled gains in the thrift sector during the first half of November. Trading activity in thrift stocks was mixed during late-November, as the rally lost steam on some profit taking and higher than expected inflation data for October. Thrift issues followed the broader market higher in early-December and then declined modestly into a narrow trading range through late-December. The year end rally in the broader stock market provided a slight boost to thrift prices as well.

The market for thrift stocks was mixed at the start of 2005, but, in general, thrift stocks eased lower during January. Fourth quarter earnings for the thrift sector were generally in line with expectations, but concerns about higher interest rates and margin compression hindered thrift stocks throughout most of January. Thrift stocks followed the broader market higher in early-February, but then eased slightly in mid-February as long-term interest rates spiked-up following an unexpected surge in the January 2005 wholesale core inflation rate. Comparatively, tame inflation data reflected in the January consumer price index provided a boost to the thrift sector in late-February. Thrift stocks followed the broader market higher in early-March, as long-term interest rates declined slightly. Likewise, thrift stocks declined in conjunction with broader market during mid-March on the spike-up in long-term interest rates and signals from the Federal Reserve that it was becoming more concerned about inflation. Thrift stocks participated in the broader market rally at the close of the first quarter, with the SNL Thrift Index posting a one-day gain of 1.3% compared to 1.1% gain for the DJIA.

Thrift issues started the second quarter of 2005 trading in a narrow range and then followed the broader market lower in mid-April reflecting concerns that first quarter earnings in the thrift sector would show the negative effects of net interest margin compression resulting from the flattening of the yield curve. Acquisition speculation involving some large thrifts and a strong report on new home sales in March provided a boost to thrift stocks in late-April. Thrift stocks continued to show strength at the beginning of May, as long-term Treasury yields headed higher on news that the U.S. Treasury Department was considering bringing back the 30-year Treasury bond. Surprisingly strong job growth cooled off the thrift rally at the end of the first week of May. Thrift stocks rebounded in mid-May on strength in the broader market and a smaller than expected increase in the April consumer price index, which served to ease inflation concerns. Tame inflation data in the revised first quarter GDP report provided a boost to thrift stocks in late-May.

A weak employment report for May 2005 and concerns of an inverted yield curve provided for a mild pull back in thrift issues in early-June. Thrift stocks strengthened in mid-June, supported by a decline in the May consumer price index which served to calm inflation fears. Stocks in general also moved higher in mid-June on news that consumer confidence was up in June, reflecting the impact of a decline in the national unemployment rate and lower gasoline prices. Thrift stocks traded in a narrow range at the end of the second quarter, outperforming the broader market as acquisition activity in the financial services sector largely offset factors that were negatively impacting stocks in general such as higher oil prices.

Strength in the broader stock market and some positive second quarter earnings reports in the thrift sector supported a positive trend in thrift stocks at the beginning of the third quarter of 2005. Thrift stocks settled into a narrow trading range in late-July and early-August, as higher short-term interest rates provided for further flattening of the Treasury yield curve. Weakness in the broader market combined with a flatter yield curved pressured thrift stocks lower in mid- and late-August. Similar to the broader market, the market for thrift issues showed mixed results in early-September amid ongoing concerns about the long-term economic impact of Hurricane Katrina. Strength in the broader market and speculation of the Federal Reserve taking a pause in increasing rates supported a mild rally in thrift stocks going into mid-September. Likewise, thrift issues sold off in conjunction with the broader stock market going into late-September, as investors reacted negatively to the Federal Reserve hiking interest rates by another quarter point and the threat of Hurricane Rita hurting energy production. In contrast to the rebound in the broader stock market, thrift issues continued their slide at the end of the third quarter as a sharp decline in September consumer confidence weighted heavily on the thrift sector. On September 30, 2005, the SNL Index for all publicly-traded thrifts closed at 1,527.2, an increase of 0.7% from one year ago and a decline of 4.9% year-to-date. The SNL MHC Index closed at 2,864.2 on September 30, 2005, an increase of 4.6% from one year ago and a decline of 2.2% year-to-date.

B. The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Association's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

After experiencing a softer market in the first quarter of 2005, particularly with respect to mutual holding company offerings where a number of new issues traded below their IPO prices, speculative interest in converting thrifts lessened and the new issue market for converting issues has shown signs of stabilizing in recent months. As shown in Table 4.2, four mutual holding company offerings were completed during the past three months, while no standard or second-step conversions were completed during the past three months. Two of the

Table 4.2
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information				Pre-Conversion Data				Offering Information				Contribution to Charitable Found.		Insider Purchases				Pro Forma Data							Post-IPO Pricing Trends					
				Financial Info.		Asset Quality								Benefit Plans				Pricing Ratios(3)			Financial Charac.				Closing Price:					
Institution	ST.	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Mgmt.& Dirs. (%)(2)	Initial Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)
Standard Conversions																														
Averages - Standard Conversions:																														
Medians - Standard Conversions:																														
Second Step Conversions																														
Averages - Second Step Conversions:																														
Medians - Second Step Conversions:																														
Mutual Holding Company Conversions																														
Ottawa Savings Bancorp, Inc. (1)	IL	7/14/05	OTTW-OTCBB	$ 173	6.26%	0.42%	92%	$ 10.0	45%	86%	9.8%	N.A	N.A	8.7%	4.4%	11.7%	0.00%	75.9%	NM	11.6%	-0.1%	10.2%	-0.7%	$10.00	$10.40	4.0%	$10.50	5.0%	$10.70	7.0%
United Financial Bancorp, Inc.*	MA	7/13/05	UBNK-NASDAQ	$ 796	7.85%	0.49%	152%	$ 76.7	47%	132%	2.2%	Stk.	4.3%	8.0%	4.2%	2.1%	0.00%	82.3%	27.4x	18.3%	0.7%	15.0%	4.6%	$10.00	$11.75	17.5%	$11.60	16.0%	$11.70	17.0%
Heritage Financial Group	GA	6/30/05	HBOS-NASDAQ	$ 348	11.28%	0.15%	742%	$ 33.7	30%	132%	3.6%	N.A	N.A	13.1%	6.5%	4.6%	2.00%	82.7%	31.9x	25.3%	0.8%	17.4%	4.7%	$10.00	$10.75	7.5%	$10.75	7.5%	$10.93	9.3%
Colonial Bancshares, Inc.*	NJ	6/30/05	COBK-NASDAQ	$ 296	5.59%	0.05%	686%	$ 20.8	46%	122%	4.0%	N.A	N.A	8.0%	4.3%	6.3%	0.00%	82.2%	24.4x	13.5%	0.6%	10.8%	5.4%	$10.00	$10.60	6.0%	$10.99	9.9%	$10.75	7.5%
Averages - Mutual Holding Company Conversions:				$ 403	7.75%	0.28%	418%	$ 35.3	42%	118%	4.9%	NA	NA	9.4%	4.8%	6.2%	0.50%	80.8%	27.9x	17.2%	0.5%	13.4%	3.5%	$10.00	$10.88	8.8%	$10.96	9.6%	$11.02	10.2%
Medians - Mutual Holding Company Conversions:				$ 322	7.06%	0.29%	419%	$ 27.3	46%	127%	3.8%	NA	NA	8.4%	4.3%	5.5%	0.00%	82.2%	27.4x	15.9%	0.6%	12.9%	4.6%	$10.00	$10.68	6.8%	$10.87	8.7%	$10.84	8.4%
Averages - All Conversions:				$ 403	7.75%	0.28%	418%	$35.3	42%	118%	4.9%	NA	NA	9.4%	4.8%	6.2%	0.50%	80.8%	27.9x	17.2%	0.5%	13.4%	3.5%	$10.00	$10.88	8.8%	$10.96	9.6%	$11.02	10.2%
Medians - All Conversions:				$ 322	7.06%	0.29%	419%	$27.3	46%	127%	3.8%	NA	NA	8.4%	4.3%	5.5%	0.00%	82.2%	27.4x	15.9%	0.6%	12.9%	4.6%	$10.00	$10.68	6.8%	$10.87	8.7%	$10.84	8.4%

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

September 30, 2005

mutual holding company offerings were closed at the top of their superranges, one was closed between the maximum and supermaximum of its offering range and one was closed at slightly above the minimum of its offering range. On a fully-converted basis, the average closing pro forma price/tangible book ratio of the recent MHC offerings equaled 80.8%. On average, the four recent MHC offerings reflected price appreciation of 9.6% after the first week of trading and price appreciation of 10.2% after the first month of trading.

C. The Acquisition Market

Also considered in the valuation was the potential impact on Lake Shore Savings' stock price of recently completed and pending acquisitions of other savings institutions operating in New York. As shown in Exhibit IV-4, there were ten New York thrift acquisitions completed from the beginning of 2002 through year-to-date 2005, and there are currently no acquisitions pending for a New York savings institution. To the extent that speculation of a re-mutualization may impact the Association's valuation, we have largely taken this into account in selecting companies which operate in the MHC form of ownership. Accordingly, the Peer Group companies are considered to be subject to the same type of acquisition speculation that may influence Lake Shore Savings' trading price.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for MHC shares and the local acquisition market for thrift stocks. Taking these factors and trends into account, RP Financial concluded that no adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

Lake Shore Savings' management team appears to have experience and expertise in all of the key areas of the Association's operations. Exhibit IV-5 provides summary resumes of Lake Shore Savings' Board of Directors and senior management. The financial characteristics of the Association suggest that the Board and senior management have been effective in implementing an operating strategy that can be well managed by the Association's present organizational structure. The Association currently does not have any senior management positions that are vacant.

Similarly, the returns, capital positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a federally-insured savings institution operating in the MHC form of ownership, Lake Shore Savings will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Association's pro forma regulatory capital ratios. The one difference noted between Lake Shore Savings and one of the Peer Group companies that operates as an FDIC regulated institution was in the area of regulatory policy regarding dividend waivers (see the discussion above for "Dividends"). Since this factor was already accounted for in the "Dividends" section of this appraisal, no further adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Association's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	No Adjustment
Asset Growth	No Adjustment
Primary Market Area	Slight Downward
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment

Key Valuation Parameters:	Valuation Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Basis of Valuation - Fully-Converted Pricing Ratios

As indicated in Chapter III, the valuation analysis included in this section places the Peer Group institutions on equal footing by restating their financial data and pricing ratios on a "fully-converted" basis. We believe there are a number of characteristics of MHC shares that make them different from the shares of fully-converted companies. These factors include: (1) lower aftermarket liquidity in the MHC shares since less than 50% of the shares are available for trading; (2) no opportunity for public shareholders to exercise voting control; (3) the potential pro forma impact of second-step conversions on the pricing of MHC institutions; (4) the regulatory policies regarding the dividend waiver policy by MHC institutions; and (5) the middle-tier structure maintained by most MHCs facilitates the ability for stock repurchases. The above characteristics of MHC shares have provided MHC shares with different trading characteristics versus fully-converted companies. To account for the unique trading characteristics of MHC shares, RP Financial has placed the financial data and pricing ratios of the Peer Group on a fully-converted basis to make them comparable for valuation purposes. Using the per share and pricing information of the Peer Group on a fully-converted basis accomplishes a number of objectives. First, such figures eliminate distortions that result when trying to compare institutions that have different public ownership interests outstanding. Secondly, such an analysis provides ratios that are comparable to the pricing information of fully-converted public companies, and more importantly, are directly applicable to determining the pro forma market value range of the 100% ownership interest in Lake Shore Savings as an MHC. Lastly, such an analysis allows for consideration of the potential dilutive impact of dividend waiver policies adopted by the Federal agencies. This technique is validated by the investment community's evaluation of MHC pricing, which also incorporates the pro forma impact of a second-step conversion based on the current market price.

To calculate the fully-converted pricing information for MHCs, the reported financial information for the public MHCs must incorporate the following assumptions, based on completed second-step conversions to date: (1) all shares owned by the MHC are assumed to be sold at the current trading price in a second step-conversion; (2) the gross proceeds from such a sale are adjusted to reflect reasonable offering expenses and standard stock based benefit plan parameters that would be factored into a second-step conversion of MHC institutions; (3) net proceeds are assumed to be reinvested at market rates on a tax effected basis; and (4) the public ownership interest is adjusted to reflect the pro forma impact of the waived dividends pursuant to applicable regulatory policy. Book value per share and earnings per share figures for the public MHCs were adjusted by the impact of the assumed second step-conversion, resulting in an estimation of book value per share and earnings per share figures on a fully-converted basis. Table 4.3 on the following page shows the calculation of per share financial data (fully-converted basis) for each of the ten public MHC institutions that form the Peer Group.

Valuation Approaches: Fully-Converted Basis

In applying the accepted valuation methodology promulgated by the OTS and adopted by the FDIC, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing Lake Shore Savings' to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in Lake Shore Savings' prospectus for reinvestment rate, effective tax rate, stock benefit plan assumptions and the Foundation (summarized in Exhibits IV-7 and IV-8). Pursuant to the minority stock offering, we have also incorporated the valuation parameters disclosed in Lake Shore Savings' prospectus for offering expenses. The assumptions utilized in the pro forma analysis in calculating the Association's full conversion value were consistent with the assumptions utilized for the minority stock offering, except expenses were assumed to equal 2.0% of gross proceeds.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.3

Calculation of Implied Per Share Data -- Incorporating MHC Second Step Conversion
Comparable Institution Analysis
For the Twelve Months Ended June 30, 2005

	Current Ownership			Current Per Share Data (MHC Ratios)					Impact of Second Step Conversion (4)				Pro Forma Per Share Data (Fully Converted)(4)					Pro Forma(5)	
	Total Shares (000)	Public Shares (000)	MHC Shares (000)	EPS ($)	Core EPS ($)	Book Value ($)	Tangible Book ($)	Assets ($)	Share Price ($)	Gross Procds(1) ($000)	Net Incr. Capital(2) ($000)	Net Incr. Income(3) ($000)	EPS ($)	Core EPS ($)	Book Value ($)	Tangible Book ($)	Assets ($)	Public Pct. (%)	Dilu-tion (%)
Publicly-Traded MHC Institutions																			
ALLB Alliance Bank MHC of PA (20.0)	3,441	688	2,753	0.35	0.38	10.10	10.10	112.45	27.00	81,036	75,945	899	0.57	0.60	30.01	30.01	125.47	18.6	-1.3
CHEV Cheviot Fin Cp MHC of OH(45.0)	9,919	4,463	5,456	0.25	0.25	7.83	7.83	28.35	11.12	60,671	52,177	565	0.31	0.31	13.09	13.09	33.61	45.0	0.0
FFFS First Fed Serv MHC of IL(45.0)	3,920	1,764	2,156	0.52	0.52	9.53	9.53	35.35	13.25	28,567	24,568	266	0.59	0.59	15.80	15.80	41.62	45.0	0.0
GCBC Green Co Bcrp MHC of NY (44.0)	4,130	1,825	2,305	0.71	0.71	7.93	7.93	71.35	18.89	43,541	37,446	405	0.81	0.81	17.00	17.00	80.42	44.2	0.0
GOV Gouverneur Bcp MHC of NY(42.6)	2,284	973	1,311	0.41	0.38	8.13	8.13	51.72	12.35	16,191	13,924	151	0.48	0.45	14.23	14.23	57.82	42.6	0.0
JXSB Jcksnville Bcp MHC of IL(47.2)	1,967	928	1,039	0.44	0.41	10.52	9.01	128.65	12.86	13,362	11,491	124	0.50	0.47	16.36	14.85	134.49	47.2	0.0
NVSL Naug Vlly Fin MHC of CT (45.0)	7,604	3,422	4,182	0.06	0.21	6.85	6.82	40.60	13.07	54,659	47,007	509	0.13	0.28	13.03	13.00	46.78	45.0	0.0
ONFC Oneida Fincl MHC of NY (43.9)	7,692	3,371	4,321	0.48	0.53	6.92	5.21	57.04	10.85	46,883	40,319	436	0.54	0.59	12.16	10.45	62.28	43.8	0.0
PBHC Pathfinder BC MHC of NY (35.5)	2,463	870	1,593	0.38	0.28	8.80	7.03	126.05	13.30	21,187	18,221	197	0.46	0.36	16.20	14.43	133.45	35.3	0.0
PSBH PSB Hldgs Inc MHC of CT (46.3)	6,943	3,213	3,730	0.18	0.29	7.64	7.64	48.63	10.50	39,165	33,682	364	0.23	0.34	12.49	12.49	53.48	46.3	0.0

(1) Gross proceeds calculated as stock price multiplied by the number of shares owned by the mutual holding company (i.e., non-public shares).
(2) Net increase in capital reflects gross proceeds less offering expenses, contra-equity account for leveraged ESOP and deferred compensation account for restricted stock plan. For institutions with assets at the MHC level, the net increase in capital also includes consolidation of MHC assets with the capital of the institution concurrent with hypothetical second step.

Offering expense percent	2.00
ESOP percent purchase	8.00
Recognition plan percent	4.00

(3) Net increase in earnings reflects after-tax reinvestment income (assumes ESOP and recognition plan do not generate reinvestment income), less after-tax ESOP amortization and recognition plan vesting:

After-tax reinvestment	2.31
ESOP loan term (years)	10
Recog. plan vesting (yrs)	5
Effective tax rate	34.00

(4) Figures reflect adjustments to "non-grandfathered" companies to reflect dilutive impact of cumulative dividends waived by the MHC (reflect FDIC policy regarding waived dividends).
(5) Reflects pro forma ownership position of minority stockholders after taking into account the OTS and FDIC policies regarding waived dividends assuming a hypothetical second step. For OTS "grandfathered" companies, dilution reflects excess waived dividends and MHC assets. For all other companies, dilution reflects all waived dividends and MHC assets.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group, recent conversions and MHC offerings.

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock. Given the similarities between the Association's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma fully-converted basis for the Association as well as for the Peer Group; and (2) the Peer Group on average has had the opportunity to realize the benefit of reinvesting the minority offering proceeds, we also gave weight to the other valuation approaches.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of an initial public offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Association will adopt Statement of Position ("SOP") 93-6, which will cause earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of September 30, 2005, the pro forma market value of Lake Shore Savings' full conversion offering, taking into account the dilutive impact of the stock contribution to the Foundation, equaled $50,000,000 at the midpoint, equal to 5,000,000 shares at $10.00 per share.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Association's pro forma market value by applying a valuation P/E multiple (fully-converted basis) to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Association's reported earnings equaled $2.327 million for the twelve months ended June 30, 2005. In deriving Lake Shore Savings' core earnings, the only adjustment made to reported earnings was to eliminate net gains on the sale of investments, which equaled $2,000 for the twelve months ended June 30, 2005. As shown below, on a tax effected basis, assuming an effective marginal tax rate of 38.5% for the gains on sale investments, the Association's core earnings were determined to equal $2.326 million for the twelve months ended June 30, 2005. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

	Amount ($000)
Net income	$2,327
Less: Gain on sale of investments(1)	(1)
Core earnings estimate	$2,326

(1) Tax effected at 38.5%.

Based on Lake Shore Savings' reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Association's pro forma reported and core P/E multiples (fully-converted basis) at the $50.0 million midpoint value equaled 19.65 times and 19.66 times, respectively, which provided for discounts of 24.5% and 29.4% relative to the Peer Group's average reported and core P/E multiples (fully-converted basis) of 26.01 times and 27.83 times, respectively (see Table 4.4). At the top of the superrange, the Association's reported and core P/E multiples equaled 25.29 times and 25.30 times, respectively. In comparison to the Peer Group's average reported and core P/E multiples, the Association's P/E multiples at the top of the superrange reflected discounts of 2.8% and 9.1%, respectively.

On an MHC reported basis, the Association's reported and core P/E multiples at the midpoint value of $50.0 million equaled 20.89 times and 20.90 times, respectively. The Association's reported and core P/E multiples provided for discounts of 25.8% and 27.4% relative to the Peer Group's average reported and core P/E multiples of 28.17 times and 28.77 times, respectively. The Association's implied MHC pricing ratios relative to the MHC pricing ratios for the Peer Group are shown in Table 4.5, and the pro forma calculations are detailed in Exhibits IV-10 and Exhibit IV-11.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Association's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio (fully-converted basis), to Lake Shore Savings' pro forma book value (fully-converted basis). Based on the $50.0 million midpoint valuation, Lake Shore Savings' pro forma P/B and P/TB ratios both equaled 71.91%. In comparison to the average P/B and P/TB ratios for the Peer Group of 89.10% and 92.39%, the Association's ratios reflected a discount of 19.3% on a P/B basis and a discount of 22.2% on a P/TB basis. At the top of the superrange, the Association's P/B and P/TB ratios on a fully-converted basis both equaled 79.67%. In comparison to the Peer Group's average P/B and P/TB ratios, the Company's P/B and P/TB ratios at the top of the superrange reflected discounts of 10.6% and 13.8%, respectively. RP Financial considered the discounts under the P/B approach to be reasonable, in light of the previously referenced valuation adjustments, the nature of the calculation of the P/B ratio which mathematically results in a ratio discounted to book value and the resulting pricing ratios indicated under the earnings approach.

On an MHC reported basis, the Association's P/B and P/TB ratios at the $50.0 million midpoint value both equaled 107.99%. In comparison to the average P/B and P/TB ratios

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.4
MHC INSTITUTIONS -- IMPLIED PRICING RATIOS FULL CONVERSION BASIS
Lake Shore Savings and Loan and the Comparables
As of September 30, 2005

	Fully Converted Implied Value		Per Share (8)		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
		Implied	Core	Book												Reported		Core	
	Price/ Share(1)	Market Val(8)	12-Mth EPS(2)	Value/ Share	P/E	P/B	P/A	P/TB	P/CORE	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	NPAs/ Assets	ROA	ROE	ROA	ROE
	($)	($Mil)	($)	($)	(X)	(%)	(%)	(%)	(X)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)
Lake Shore Savings and Loan																			
Superrange	10.00	66.13	0.40	12.55	25.29	79.67	17.08	79.67	25.30	0.00	0.00	0.00	387	21.43	0.17	0.68	3.15	0.67	3.15
Range Maximum	10.00	57.50	0.45	13.18	22.31	75.86	15.13	75.86	22.32	0.00	0.00	0.00	380	19.94	0.17	0.68	3.40	0.68	3.40
Range Midpoint	10.00	50.00	0.51	13.91	19.65	71.91	13.38	71.91	19.66	0.00	0.00	0.00	374	18.60	0.17	0.68	3.66	0.68	3.66
Range Minimum	10.00	42.50	0.59	14.89	16.92	67.17	11.56	67.17	16.93	0.00	0.00	0.00	368	17.22	0.17	0.68	3.97	0.68	3.97
All Public Companies(7)																			
Averages	19.38	401.59	0.95	13.32	19.16	151.29	16.81	170.03	20.45	0.44	2.22	33.24	2,678	11.19	0.47	0.73	7.55	0.70	7.13
Medians	16.73	87.54	0.77	12.18	17.37	138.36	14.44	157.45	18.48	0.40	2.23	37.91	763	9.60	0.27	0.75	6.95	0.74	6.97
All Non-MHC State of NY(7)																			
Averages	18.35	1073.23	1.21	12.51	19.57	147.50	19.36	207.46	19.77	0.52	2.88	42.79	6,317	12.61	0.20	1.04	10.09	1.09	10.58
Medians	16.39	529.23	1.20	10.71	16.27	140.66	16.99	204.44	15.80	0.40	2.62	40.00	2,719	12.36	0.19	1.05	8.86	1.07	10.58
Publicly-Traded MHC Institutions, Full Conversion Basis																			
Averages	14.32	68.19	0.48	16.04	26.01	89.10	21.58	92.39	27.83	0.33	2.38	62.76	322	24.16	0.35	0.71	3.00	0.76	3.18
Medians	12.97	75.46	0.46	15.02	25.72	85.87	21.44	88.28	27.40	0.33	2.30	30.31	333	23.64	0.17	0.67	2.98	0.75	3.04
Publicly-Traded MHC Institutions, Full Conversion Basis																			
ALLB Alliance Bank MHC of PA (20.0)	27.00	99.60	0.60	30.01	NM	89.97	21.52	89.97	NM	0.36	1.33	60.00	463	23.92	1.03	0.46	1.89	0.48	1.99
CHEV Cheviot Fin Cp MHC of OH(45.0)	11.12	110.30	0.31	13.09	35.87	84.95	33.09	84.95	35.87	0.24	2.16	NM	333	38.95	0.08	0.93	2.37	0.93	2.37
FFFS First Fed Serv MHC of IL(45.0)	13.25	51.94	0.59	15.80	22.46	83.86	31.84	83.86	22.46	0.44	3.32	74.58	163	37.96	0.04	1.44	3.78	1.44	3.78
GOV Gouverneur Bcp MHC of NY(42.6)	12.35	28.21	0.45	14.23	25.73	86.79	21.36	86.79	27.44	0.28	2.27	62.22	132	24.61	0.37	0.90	3.41	0.84	3.20
GCBC Green Co Bcrp MHC of NY (44.0)	18.89	78.02	0.81	17.00	23.32	111.12	23.49	111.12	23.32	0.44	2.33	54.32	332	21.14	0.12	1.02	4.86	1.02	4.86
JXSB Jcksnville Bcp MHC of IL(47.2)	12.86	25.30	0.47	16.36	25.72	78.61	9.56	86.60	27.36	0.30	2.33	63.83	265	12.16	0.62	0.37	3.10	0.34	2.92
NVSL Naug Vlly Fin MHC of CT (45.0)	13.07	99.38	0.28	13.03	NM	100.31	27.94	100.54	NM	0.16	1.22	57.14	356	27.85	0.21	0.29	1.07	0.64	2.30
ONFC Oneida Fincl MHC of NY (43.9)	10.85	83.46	0.59	12.16	20.09	89.23	17.42	103.83	18.39	0.42	3.87	71.19	479	19.52	0.02	0.89	4.52	0.97	4.94
PSBH PSB Hldgs Inc MHC of CT (46.3)	10.50	72.90	0.34	12.49	NM	84.07	19.63	84.07	30.88	0.20	1.90	58.82	371	23.35	0.03	0.45	2.14	0.66	3.16
PBHC Pathfinder BC MHC of NY (35.5)	13.30	32.76	0.36	16.20	28.91	82.10	9.97	92.17	36.94	0.41	3.08	NM	329	12.14	0.94	0.35	2.85	0.27	2.23

(1) Current stock price of minority stock. Average of High/Low or Bid/Ask price per share.
(2) EPS (estimated core earnings) is based on reported trailing twelve month data, adjusted to omit non-operating gains and losses on a tax effected basis. Public MHC data reflects additional earnings from reinvestment of proceeds of second step conversion.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings. Ratios are pro forma assuming a second step conversion to full stoc
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings (earnings adjusted to reflect second step conversion).
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Figures estimated by RP Financial to reflect a second step conversion of the MHC to full stock form.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Table 4.5
Public Market Pricing
Lake Shore Savings and Loan and the Comparables
As of September 30, 2005

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)							
			Core	Book												Reported		Core		Offering
	Price/ Share(1)	Market Value	12-Mth EPS(2)	Value/ Share	P/E	P/B	P/A	P/TB	P/CORE	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	NPAs/ Assets	ROA	ROE	ROA	ROE	Size
	($)	($Mil)	($)	($)	(X)	(%)	(%)	(%)	(X)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	($Mil)
Lake Shore Savings and Loan																				
Superrange	10.00	66.13	0.37	7.95	27.28	125.79	18.53	125.79	27.29	0.00	0.00	0.00	357	14.76	0.18	0.68	4.60	0.68	4.60	29.8
Range Maximum	10.00	57.50	0.42	8.57	23.88	116.69	16.27	116.69	23.89	0.00	0.00	0.00	354	13.94	0.18	0.68	4.89	0.68	4.88	25.9
Range Midpoint	10.00	50.00	0.48	9.26	20.89	107.99	14.26	107.99	20.90	0.00	0.00	0.00	351	13.21	0.18	0.68	5.17	0.68	5.17	22.5
Range Minimum	10.00	42.50	0.56	10.19	17.86	98.14	12.23	98.14	17.87	0.00	0.00	0.00	348	12.47	0.18	0.68	5.49	0.68	5.49	19.1
All Public Companies(7)																				
Averages	19.38	401.59	0.95	13.32	19.16	151.29	16.81	170.03	20.45	0.44	2.22	33.24	2,678	11.19	0.47	0.73	7.55	0.70	7.13	
Medians	16.73	87.54	0.77	12.18	17.37	138.36	14.44	157.45	18.48	0.40	2.23	37.91	763	9.60	0.27	0.75	6.95	0.74	6.97	
All Non-MHC State of NY(7)																				
Averages	18.35	1073.23	1.21	12.51	19.57	147.50	19.36	207.46	19.77	0.52	2.88	42.79	6,317	12.61	0.20	1.04	10.09	1.09	10.58	
Medians	16.39	529.23	1.20	10.71	16.27	140.66	16.99	204.44	15.80	0.40	2.62	40.00	2,719	12.36	0.19	1.05	8.86	1.07	10.58	
Comparable Group Averages																				
Averages	14.32	27.66	0.40	8.42	28.17	169.69	24.44	180.77	28.77	0.33	2.38	31.30	287	15.03	0.35	0.66	4.66	0.72	5.02	
Medians	12.97	28.55	0.38	8.03	27.92	151.52	23.94	170.55	28.99	0.33	2.30	34.85	302	13.92	0.17	0.62	4.32	0.71	4.38	
State of NY																				
AF Astoria Financial Corp. of NY	26.42	2858.88	2.15	12.87	12.70	205.28	12.52	236.74	12.29	0.80	3.03	37.21	22,826	6.10	0.13	0.98	16.34	1.02	16.89	
ALFC Atlantic Liberty Fincl of NY	28.23	47.48	1.56	16.84	22.95	167.64	25.81	167.64	18.10	0.32	1.13	20.51	184	15.40	0.09	1.12	7.52	1.42	9.54	
CNY Carver Bancorp, Inc. of NY	16.59	41.67	1.93	18.73	17.84	88.57	6.73	88.57	8.60	0.32	1.93	16.58	619	7.60	0.26	0.39	5.23	0.81	10.85	
DCOM Dime Community Bancshars of NY	14.72	546.74	1.16	7.74	13.76	190.18	16.70	235.90	12.69	0.56	3.80	48.28	3,273	8.78	0.15	1.18	14.17	1.27	15.36	
ESBK Elmira Svgs Bank, FSB of NY	26.74	32.19	1.98	19.01	12.21	140.66	9.89	143.22	13.51	0.80	2.99	40.40	326	7.03	0.25	0.83	12.11	0.75	10.95	
FNFG First Niagara Fin. Group of NY	14.44	1651.45	0.49	8.12	30.72	177.83	32.52	283.69	29.47	0.40	2.77	NM	5,078	18.29	0.25	1.08	5.91	1.13	6.16	
FFIC Flushing Fin. Corp. of NY	16.37	315.55	1.23	8.75	13.64	187.09	14.09	191.46	13.31	0.40	2.44	32.52	2,239	7.53	0.07	1.10	14.53	1.13	14.89	
ICBC Independence Comm Bnk Cp of NY	34.09	2841.88	2.79	27.52	12.35	123.87	15.66	276.03	12.22	1.08	3.17	38.71	18,145	12.64	0.24	1.29	10.20	1.30	10.31	
NYB New York Community Bcrp of NY	16.40	4357.18	1.37	12.23	12.15	134.10	17.29	354.21	11.97	1.00	6.10	72.99	25,205	12.89	0.17	1.48	11.34	1.50	11.50	
PRTR Partners Trust Fin. Grp. of NY	11.51	575.36	0.48	10.99	29.51	104.73	15.39	204.44	23.98	0.28	2.43	58.33	3,739	14.69	0.24	0.61	4.17	0.75	5.13	
PBNY Provident NY Bncrp, Inc. of NY	11.67	511.72	0.45	9.12	25.37	127.96	19.99	225.73	25.93	0.18	1.54	40.00	2,559	15.62	0.13	0.90	5.23	0.88	5.12	
ROME Rome Bancorp, Inc. of Rome NY	10.49	101.18	0.28	9.60	34.97	109.27	32.51	109.27	37.46	0.26	2.48	NM	311	29.75	0.49	1.02	4.95	0.95	4.62	
SFFS Sound Fed Bancorp, Inc. of NY	16.71	205.50	0.43	10.42	NM	160.36	19.37	180.06	38.86	0.28	1.68	65.12	1,061	12.08	0.21	0.51	3.93	0.54	4.13	
TRST TrustCo Bank Corp NY of NY	12.53	938.45	0.68	3.13	16.27	NM	32.60	NM	18.43	0.60	4.79	NM	2,879	8.14	0.11	2.02	25.67	1.78	22.67	
Comparable Group																				
ALLB Alliance Bank MHC of PA (20.0)	27.00	18.58	0.38	10.10	NM	267.33	24.01	267.33	NM	0.36	1.33	NM	387	8.98	1.03	0.31	3.44	0.34	3.73	
CHEV Cheviot Fin Cp MHC of OH(45.0)	11.12	49.63	0.25	7.83	NM	142.02	39.22	142.02	NM	0.24	2.16	NM	281	27.62	0.08	0.89	3.20	0.89	3.20	
FFFS First Fed Serv MHC of IL(45.0)	13.25	23.37	0.52	9.53	25.48	139.03	37.48	139.03	25.48	0.44	3.32	NM	139	26.96	0.04	1.49	5.58	1.49	5.58	
GOV Gouverneur Bcp MHC of NY(42.6)	12.35	12.02	0.38	8.13	30.12	151.91	23.88	151.91	32.50	0.28	2.27	31.39	118	15.72	0.37	0.86	5.15	0.80	4.77	
GCBC Green Co Bcrp MHC of NY (44.0)	18.89	34.47	0.71	7.93	26.61	238.21	26.48	238.21	26.61	0.44	2.33	27.38	295	11.11	0.12	1.01	9.35	1.01	9.35	
JXSB Jcksnville Bcp MHC of IL(47.2)	12.86	11.93	0.41	10.52	29.23	122.24	10.00	142.73	31.37	0.30	2.33	34.52	253	8.18	0.62	0.34	4.28	0.31	3.99	
NVSL Naug Vlly Fin MHC of CT (45.0)	13.07	44.73	0.21	6.85	NM	190.80	32.19	191.64	NM	0.16	1.22	NM	309	16.87	0.21	0.16	1.00	0.55	3.50	
ONFC Oneida Fincl MHC of NY (43.9)	10.85	36.58	0.53	6.92	22.60	156.79	19.02	208.25	20.47	0.42	3.87	NM	439	12.13	0.02	0.86	7.15	0.95	7.90	
PSBH PSB Hldgs Inc MHC of CT (46.3)	10.50	33.74	0.29	7.64	NM	137.43	21.59	137.43	36.21	0.20	1.90	31.92	338	15.71	0.03	0.39	3.05	0.62	4.92	
PBHC Pathfinder BC MHC of NY (35.5)	13.30	11.57	0.28	8.80	35.00	151.14	10.55	189.19	NM	0.41	3.08	NM	310	6.98	0.94	0.31	4.35	0.23	3.21	

(1) Average of high/low or bid/ask price per share.
(2) EPS (core basis) is based on actual trailing twelve month data, adjusted to omit the impact of non-operating items on a tax effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

indicated for the Peer Group of 169.69% and 180.77%, respectively, Lake Shore Savings' ratios were discounted by 36.4% on a P/B basis and 40.3% on a P/TB basis.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio (fully-converted basis) to the Association's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the midpoint of the valuation range, Lake Shore Savings' full conversion value equaled 13.38% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio (fully-converted basis) of 21.58%, which implies a discount of 38.0% has been applied to the Association's pro forma P/A ratio (fully-converted basis).

On an MHC reported basis, Lake Shore Savings' pro forma P/A ratio at the $50.0 million midpoint value equaled 14.26%. In comparison to the Peer Group's average P/A ratio of 24.44%, Lake Shore Savings' P/A ratio indicated a discount of 41.7%.

Comparison to Recent Offerings

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion and MHC offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). The four recently completed MHC offerings closed at an average price/tangible book ratio of 80.8% (fully-converted basis) and, on average, appreciated 9.6% and 10.2% during the first week and first month of trading, respectively. In comparison, the Association's P/TB ratio of 71.9% at the midpoint value reflects an implied discount of 11.0% relative to the average closing P/TB ratio of the recent MHC offerings. At the top of the superrange, the Association's P/TB ratio of 79.7% reflected an implied discount of 1.4% relative to the average closing P/TB ratio of the recent MHC offerings. The current average fully-converted P/TB ratio of the three recent MHC offerings that are traded on NASDAQ equaled 85.6%, based on closing market prices as of September 30, 2005. In comparison to the current P/TB ratio of the publicly-traded MHC offerings, the Association's P/TB ratio at the midpoint value reflects an implied discount of 16.0% and at the top of the superrange the discount narrows to 6.9%.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of September 30, 2005, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, both shares issued publicly as well as to the MHC, equaled $50,000,000 at the midpoint, equal to 5,000,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $42,500,000 and a maximum value of $57,500,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 4,250,000 at the minimum and 5,750,000 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $66,125,000 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 6,612,500. The Board of Directors has established a public offering range such that the public ownership of the Association will constitute a 45.0% ownership interest prior to the issuance of shares to the Foundation. Accordingly, the offering to the public of the minority stock will equal $19,125,000 at the minimum, $22,500,000 at the midpoint, $25,875,000 at the maximum and $29,756,250 at the supermaximum of the valuation range. Based on the public offering range and inclusive of the shares issued to the Foundation, equal to 2.0% of the shares issued in the reorganization, the public ownership of shares will represent 47.0% of the shares issued throughout the valuation range. The pro forma valuation calculations relative to the Peer Group (fully-converted basis) are shown in Table 4.4 and are detailed in Exhibit IV-7 and Exhibit IV-8; the pro forma valuation calculations relative to the Peer Group based on reported financials are shown in Table 4.5 and are detailed in Exhibits IV-10 and IV-11.

EXHIBITS

LIST OF EXHIBITS(continued)

EXHIBIT I-1
Lake Shore Savings and Loan Association
Map of Office Locations

Lake Shore Savings Office Locations



Counties
Chautauqua
Erie
Pushpins
Main Office
Branches
ONTARIO
NEW YORK
PENNSYLVANIA
Lake Erie
Long Point Bay
Chautauqua
Erie
Niagara Falls
North Tonawanda
Tonawanda
Williamsville
Amherst
Kenmore
Fort Erie
Depew
Cheektowaga
Buffalo
West Seneca
Lackawanna
Blasdell
Hamburg
Orchard Park
East Aurora
Elma
Elma Center
East Elma
Marilla
Alden
Alden Center
South Newstead
Akron
Alabama
Pembroke
Batavia
Darien Center
Bethany Center
West Middlebury
Bennington
Sheldon
Java Center
Orangevil Center
Warsaw
East Oakf
Tonawanda Creek
Pendleton
Harris Hill
Thorold
Welland
Pelham
Wainfleet
Dunnville
Port Colborne
Caledonia
Grand
Nanticoke
Evans Center
Lake Erie Beach
Angola
Brant
Eden
North Boston
Boston
Concord
Sardinia
Yorkshire
Springville
Collins
Gowanda
Dayton
Persia
East Otto
Silver Creek
Hanover Center
Dunkirk
Fredonia
Arkwright
Brocton
West Portland
Westfield
Cassadaga
Stockton
Charlotte Center
Sinclairville
Ripley
Mayville
Chautauqua
Sherman
Mina
Gerry
Ellery Center
Ellington
Poland Center
Falconer
Jamestown
Lakewood
Bush
Kiantone
Clymer
Sugar Grove
Leon
New Albion
Conewango
Cattaraugus
Little Valley
Napoli
Salamanca
Randolph
Cold Spring
Carrollton
Allegany
Limestone
Foster Brook
Olean
Portville
Little Genesee
Ashford
Franklinville
Machias
Lime Lake
Delevan
Arcade
Eagle
Freedom
Hume
Houghton
Rushford
Caneadea
Belfa
Cuba
Friendship
West Clarksville
Richburg
Bolivar
North East
Harborcreek
Lawrence Park
Wesleyville
Erie
West Greene
0 mi
10
20
30

EXHIBIT I-2
Lake Shore Savings and Loan Association
Audited Financial Statements

[Incorporated by Reference]

Lake Shore Savings and Loan Association

Key Operating Ratios

	For the six months ended June 30,		For the year ended December 31,				
	2005	2004	2004	2003	2002	2001	2000
Selected financial ratios and other data(1)							
Performance ratios:							
Return on average assets	0.66%	0.60%	0.68%	0.58%	1.00%	0.99%	0.92%
Return on average equity	7.90%	7.33%	8.45%	6.24%	9.97%	10.37%	10.92%
Interest rate spread(2)	2.98%	3.04%	3.03%	3.18%	3.68%	3.25%	3.58%
Net interest margin(3)	3.13%	3.14%	3.15%	3.32%	3.95%	3.70%	3.91%
Efficiency ratio(4)	71.72%	72.32%	70.35%	73.55%	62.75%	62.08%	65.33%
Non interest expense to average total assets	2.49%	2.54%	2.48%	2.76%	2.77%	2.67%	2.80%
Average interest-earning assets to average interest-bearing liabilities	107.20%	105.89%	106.35%	107.49%	111.21%	112.40%	108.69%
Capital ratios:							
Total risk-based capital to risk weighted assets	16.67%	16.42%	16.34%	16.41%	18.47%	17.84%	15.57%
Tier 1 risk-based capital to risk weighted assets	15.58%	15.21%	15.18%	15.23%	17.10%	16.75%	14.41%
Tangible capital to tangible assets	8.25%	7.91%	7.99%	7.99%	9.56%	9.53%	9.12%
Tier 1 leverage (core) capital to adjustable tangible assets	8.25%	7.91%	7.99%	7.99%	9.56%	9.53%	9.12%
Equity to total assets	8.37%	7.91%	8.16%	8.22%	10.06%	10.14%	9.62%
Asset quality ratios:							
Non-performing loans as a percent of loans	0.21%	0.25%	0.07%	0.31%	0.58%	0.36%	0.31%
Non-performing assets as a percent of total assets	0.38%	0.35%	0.28%	0.51%	0.64%	0.71%	0.44%
Allowance for loan losses as a percent of loans	0.64%	0.72%	0.65%	0.69%	0.78%	0.64%	0.62%
Allowance for loan losses as a percent of non-performing loans	296.74%	283.40%	907.04%	221.40%	134.77%	179.77%	198.75%
Other data:							
Number of full service offices	7	7	7	7	5	5	5

(1) Six-month ratios have been annualized.
(2) Represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.
(3) The net interest margin represents the net interest income as a percent of average interest-earning assets for the period.
(4) The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.

Source: Lake Shore Savings' prospectus.

EXHIBIT I-4
Lake Shore Savings and Loan Association
Investment Portfolio Composition

	At June 30,		At December 31,					
	2005		2004		2003		2002	
	(Unaudited)				(Dollars in thousands)			
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities available for sale:								
U.S. Government agencies	–	–	–	–	$ 1,000	$ 1,063	$ 1,000	$ 1,109
U.S. Government obligations	$ 2,116	$ 2,360	$ 2,118	$ 2,162	2,123	2,084	–	–
State and municipal obligations	1,444	1,464	–	–	–	–	–	–
Mortgage-backed securities:								
CMO's	48,662	48,165	47,306	46,933	34,160	33,879	16,443	16,530
FNMA	8,149	8,105	9,158	9,175	6,322	6,398	3,985	4,099
FHLMC	17,696	17,387	19,151	18,923	14,193	14,201	5,169	5,287
Asset-backed securities:	17,589	17,456	20,395	20,328	23,828	24,097	23,454	23,879
Total available for sale	$ 95,656	$ 94,937	$ 98,128	$ 97,521	$ 81,626	$ 81,722	$ 50,051	$ 50,904
Securities held to maturity:								
Mortgage-backed securities:								
GNMA	$ 75	$ 81	$ 80	$ 88	$ 86	$ 95	$ 144	$ 158
FNMA	116	118	136	139	176	182	414	439
FHLMC	68	69	76	80	109	112	207	221
U.S. Government obligations:	2,061	2,379	2,067	2,196	–	–	–	–
Total held to maturity	2,320	2,647	2,359	2,503	371	389	765	818
Total investment securities	$ 97,976	$ 97,584	$ 100,487	$ 100,024	$ 81,997	$ 82,111	$ 50,816	$ 51,722

Source: Lake Shore Savings' prospectus.

EXHIBIT I-5
Lake Shore Savings and Loan Association
Yields and Costs

(Dollars in thousands)

	At June 30, 2005		For the six months ended June 30, 2005			For the six months ended June 30, 2004			For the Year ended December 31, 2004			For the Year ended December 31, 2003			For the Year ended December 31, 2002		
	Actual Balance	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yield/ Rate	Average Balance	Interest Income/ Expense	Yiel Rat
Interest-earning assets:																	
Interest-bearing deposits	$ 2,503	–	$ 2,069	–	–	$ 1,492	–	–	$ 1,142	–	–	$ 1,709	–	–	$ 1,463	–	-
Federal funds sold	6,413	1.90%	4,551	61	2.68%	10,450	52	1.00%	8,251	101	1.22%	10,651	122	1.15%	10,909	183	1.6
Securities	101,285	3.83%	101,825	1,956	3.84%	90,636	1,639	3.61%	96,075	3,541	3.69%	68,026	2,586	3.80%	46,692	2,513	5.3
Loans	200,008	5.77%	198,768	5,774	5.61%	188,342	5,431	5.77%	193,435	11,102	5.74%	162,886	10,072	6.18%	149,418	10,486	7.0
Total interest-earning assets	310,299	5.02%	307,213	7,791	5.07%	290,920	7,122	4.90%	298,903	14,744	4.93%	243,272	12,780	5.25%	208,482	13,182	6.3
Other assets	21,740		20,855			20,786			20,681			17,965			15,600		
Total assets	$ 332,039		$ 328,068			$ 311,706			$ 319,584			$ 261,237			$224,082		
Interest-bearing liabilities:																	
Demand and NOW accounts	37,742	0.34%	37,574	65	0.35%	38,097	52	0.27%	38,344	110	0.29%	36,099	176	0.49%	31,587	297	0.9
Money market accounts	29,006	0.95%	30,528	138	0.90%	29,640	128	0.86%	30,922	275	0.89%	24,404	276	1.13%	22,564	364	1.6
Savings accounts	30,582	0.50%	30,262	76	0.50%	31,526	79	0.50%	31,391	159	0.51%	30,951	287	0.93%	28,084	417	1.4
Time deposits	$ 136,017	2.64%	$ 133,623	$ 1,785	2.67%	$ 125,038	$ 1,521	2.43%	$ 127,658	$ 3,130	2.45%	$ 111,908	$ 3,148	2.81%	$ 95,722	$ 3,427	3.5
Borrowed funds	51,385	3.48%	52,618	893	3.39%	48,723	742	3.05%	50,760	1,593	3.14%	21,447	747	3.48%	8,095	403	4.9
Advances from borrowers on taxes and insurance	2,051	1.95%	1,607	20	2.49%	1,332	16	2.40%	1,610	40	2.48%	1,342	35	2.60%	1,410	39	2.7
Other interest-bearing liabilities	365	6.58%	368	12	6.52%	383	12	6.27%	379	25	6.60%	164	25	15.24%	–	–	0.0
Total interest bearing liabilities	287,148	2.09%	286,580	2,989	2.09%	274,739	2,550	1.86%	281,064	5,332	1.90%	226,315	4,694	2.07%	187,462	4,946	2.6
Other non-interest bearing liabilities	17,089		14,245			11,662			12,737			10,764			14,190		
Equity	27,802		27,243			25,305			25,783			24,158			22,430		
Total liabilities and equity	$ 332,039		$ 328,068			$ 311,706			$ 319,584			$ 261,237			$224,082		
Net interest income				$ 4,802			$ 4,572			$ 9,412			$ 8,086			$ 8,236	
Interest rate spread					2.98%			3.04%			3.03%			3.18%			3
Net interest margin					3.13%			3.14%			3.15%			3.32%			3

Source: Lake Shore Savings' prospectus.

EXHIBIT I-6
Lake Shore Savings and Loan Association
Loan Loss Allowance Activity

	At or for the Six Months Ended At June 30,		At or for the Year Ended December 31,				
	2005	2004	2004	2003	2002	2001	2000
	(Dollars in thousands)						
Balance at beginning of period:	$ 1,288	$ 1,293	$ 1,293	$ 1,217	$ 924	$ 797	$ 708
Provision for loan losses	20	170	267	345	360	325	201
Charge-offs:							
Mortgage loans on real estate:							
One-to-four family	10	69	24	200	43	34	24
Construction	–	–	–	–	–	–	–
Commercial real estate	–	–	117	–	–	–	–
Home equity loans and lines of credit	7	–	–	–	8	–	12
Other loans:							
Commercial loans	12	–	126	17	5	141	49
Consumer loans	13	13	37	58	23	43	46
Total charge-offs:	42	82	304	275	79	218	131
Recoveries:							
Mortgage loans on real estate:							
One-to-four family	–	–	23	4	4	6	–
Construction	–	–	–	–	–	–	–
Commercial real estate	–	–	–	–	–	–	–
Home equity loans and lines of credit	–	–	–	–	1	4	3
Other loans:							
Commercial loans	6	–	–	–	–	1	8
Consumer loans	1	2	9	2	7	9	8
Total Recoveries	7	2	32	6	12	20	19
Net charge-offs	35	80	272	269	67	198	112
Balance at end of period	$ 1,273	$ 1,383	$ 1,288	$ 1,293	$ 1,217	$ 924	$ 797
Average loans outstanding	198,767	188,324	193,428	162,810	149,260	145,524	122,411
Ratio of net charge-offs to average loans outstanding	0.02%	0.04%	0.14%	0.17%	0.04%	0.14%	0.09%

Source: Lake Shore Savings' prospectus.

EXHIBIT I-7
Lake Shore Savings and Loan Association
Interest Rate Risk Analysis

Change in Interest Rates (basis points) (1)	As of June 30, 2005			As of December 31, 2004		
	Amount	Dollar Change from Base	Percentage Change from Base	Amount	Dollar Change From Base	Percentage Change from Base
	(Dollars in Thousands)					
+300	$ 23,571	$ (16,751)	(42%)	$ 21,985	$ (17,304)	(44%)
+200	29,687	(10,635)	(26%)	28,435	(10,854)	(28%)
+100	35,504	(4,818)	(12%)	34,441	(4,848)	(12%)
0	40,322	–	–	39,289	–	–
-100	41,743	1,421	4%	40,957	1,668	4%

(1) Assumes an instantaneous uniform change in interest rates. Basis point equals 0.01%.

Source: Lake Shore Savings' prospectus.

EXHIBIT I-8
Lake Shore Savings and Loan Association
Fixed and Adjustable Rate Loans

Interest rate terms on amounts due after one year:							
Fixed rate	$ 133,952	$ 5,684	$ 5,694	$ 2,463	$ 6,131	$ 1,694	$155,618
Adjustable rate	8,193	9,623	22,731	–	2,371	370	43,288
Total	$ 142,145	$ 15,307	$ 28,425	$ 2,463	$ 8,502	$ 2,064	$ 198,906

Source: Lake Shore Savings' prospectus.

EXHIBIT I-9
Lake Shore Savings and Loan Association
Loan Portfolio Composition

	At June 30,		At December 31,									
	2005		2004		2003		2002		2001		2000	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)											
Mortgage loans:												
One-to-four family	$ 143,723	71.75%	$ 142,222	71.14%	$ 135,293	72.12%	$ 107,115	68.01%	$ 99,542	68.51%	$ 88,427	68.13%
Commercial real estate	14,597	7.29	15,310	7.66	14,628	7.80	13,628	8.65	10,866	7.48	9,149	7.05
Construction loans	2,173	1.08	2,463	1.23	2,531	1.35	3,300	2.10	2,739	1.88	2,539	1.96
Home equity loans and lines of credit	29,312	14.63	28,442	14.23	25,876	13.79	23,742	15.07	21,085	14.51	21,042	16.21
	189,805	94.75	188,437	94.26	178,328	95.06	147,785	93.83	134,232	92.38	121,157	94.35
Other loans:												
Commercial loans	8,011	4.00	8,615	4.30	5,957	3.18	6,229	3.96	7,338	5.05	4,798	3.70
Consumer loans	2,494	1.25	2,870	1.44	3,310	1.76	3,482	2.21	3,734	2.57	3,833	2.95
	10,505	5.25	11,485	5.74	9,267	4.94	9,711	6.17	11,072	7.62	8,631	6.65
Total loans	200,310	100.00%	199,922	100.00%	187,595	100.00%	157,496	100.00%	145,304	100.00%	129,788	100.00%
Less:												
Deferred loan costs (fees)(1)	971		891		836		461		220		–	
Allowance for loan losses	(1,273)		(1,288)		(1,293)		(1,217)		(924)		(797)	
Loans, net	$ 200,008		$ 199,525		$ 187,138		$ 156,740		$ 144,600		$ 128,991	

(1) Prior to February 2001, Lake Shore Savings did not record deferred loan costs in accordance with FASB 91, as the effect on financial statements was immaterial.

Source: Lake Shore Savings' prospectus.

EXHIBIT I-10
Lake Shore Savings and Loan Association
Contractual Maturity By Loan Type

	Real Estate One-to-Four Family	Real Estate Commercial	Home Equity	Construction	Commercial	Consumer	Total
				(In thousands)			
Amounts due in:							
One year or less	$ 77	$ 3	$ 17	$ –	$ 113	$ 806	$ 1,016
After one year through five years	2,577	835	2,341	–	2,699	814	9,266
Beyond five years	139,568	14,472	26,084	2,463	5,803	1,250	189,640
Total	$ 142,222	$ 15,310	$ 28,442	$ 2,463	$ 8,615	$ 2,870	$ 199,922

Source: Lake Shore Savings' prospectus.

EXHIBIT I-11
Lake Shore Savings and Loan Association
Loan Originations, Purchases and Sales

	For the Six Months Ended June 30,		For the Year Ended December 31,				
	2005	2004	2004	2003	2002	2001	2000
	(Dollars in thousands)						
Total loans:							
Balance outstanding at beginning of period	$ 199,922	$ 187,595	$ 187,595	$ 157,957	$ 145,524	$ 129,788	$ 116,067
Originations:							
Mortgage loans	14,649	21,547	40,737	85,146	52,320	43,921	34,472
Commercial and consumer loans	2,830	2,799	8,819	6,595	4,049	7,717	5,197
Total originations	17,479	24,346	49,556	91,741	56,369	51,638	39,669
Deduct:							
Principal repayments:							
Mortgage loans	13,905	15,196	31,235	48,196	39,609	29,535	22,935
Commercial and consumer loans	2,927	2,867	4,724	8,080	3,541	5,447	1,539
Total principal payments	16,832	18,063	35,959	56,276	43,150	34,982	24,474
Transfers to foreclosed real estate	96	129	374	761	302	373	238
Loan sales – Sonyma(1) and Freddie Mac	–	–	–	4,046	–	–	–
Loan sales – guaranteed student loans	121	473	592	745	405	354	1,128
Loans charged off	42	82	304	275	79	193	118
Total deductions	17,091	18,747	37,229	62,103	43,936	35,902	25,958
Balance outstanding at end of period	$ 200,310	$ 193,194	$ 199,922	$ 187,595	$ 157,957	$ 145,524	$ 129,788

(1) State of New York Mortgage Agency.

Source: Lake Shore Savings' prospectus.

EXHIBIT I-12
Lake Shore Savings and Loan Association
Non-Performing Assets

	At June 30,	At December 31,				
	2005	2004	2003	2002	2001	2000
	(Dollars in thousands)					
Loans past due 90 days or more but still accruing:						
Mortgage loans on real estate:						
One-to-four family	$ 341	$ 419	$ 368	$ 417	$ 733	$ 462
Construction	–	–	–	–	–	–
Commercial real estate	217	101	55	–	–	–
Home equity loans and lines of credit	23	106	31	81	151	16
Other loans:						
Commercial loans	33	–	–	7	–	–
Consumer loans	5	24	14	–	5	1
Total	$ 619	$ 650	$ 468	$ 505	$ 889	$ 479
Loans accounted for on a nonaccrual basis:						
Mortgage loans on real estate:						
One-to-four family	$ 322	$ 127	$ 230	$ 674	$ 237	$ 120
Construction	–	–	194	–	90	–
Commercial real estate	71	–	–	–	–	268
Home equity loans and lines of credit	35	6	8	118	–	–
Other loans:						
Commercial loans	–	–	126	94	161	–
Consumer loans	1	9	26	17	25	13
Total non-accrual loans	429	142	584	903	513	401
Total nonperforming loans	1,048	792	1,052	1,408	1,402	880
Foreclosed real estate	211	142	486	116	108	11
Restructured loans	–	–	–	–	–	–
Total nonperforming assets	$ 1,259	$ 934	$ 1,538	$ 1,524	$ 1,510	$ 891
Ratios:						
Nonperforming loans as a percent of gross loans:	0.52%	0.40%	0.56%	0.89%	0.96%	0.68%
Nonperforming assets as a percent of total assets:	0.38%	0.28%	0.50%	0.64%	0.71%	0.44%

Source: Lake Shore Savings' prospectus.

EXHIBIT I-13
Lake Shore Savings and Loan Association
Deposit Composition

	At June 30, 2005		At December 31, 2004		At December 31, 2003		At December 31, 2002	
	Amount	Percent of total deposits	Amount	Percent of total deposits	Amount	Percent of total deposits	Amount	Percent of total deposits
	(Dollars in thousands)							
Deposit type:								
Savings	$ 30,582	12.36%	$ 30,007	12.32%	$ 31,483	13.66%	$ 28,546	14.63%
Money market	29,006	11.72%	30,765	12.63%	26,219	11.38%	23,448	12.02%
Interest bearing demand	37,742	15.25%	39,488	16.21%	37,076	16.09%	32,771	16.80%
Noninterest bearing demand	14,078	5.69%	11,208	4.60%	10,993	4.77%	9,869	5.06%
Total core deposits	111,408	45.02%	111,468	45.77%	105,771	45.90%	94,634	48.51%
Time deposits with original maturities of:								
Three months or less	1,738	0.70%	1,861	0.76%	2,763	1.20%	2,614	1.34%
Over three months to twelve months	36,701	14.83%	31,069	12.77%	35,889	15.57%	42,425	21.75%
Over twelve months to twenty-four months	50,031	20.22%	57,634	23.66%	70,934	30.78%	49,480	25.36%
Over twenty-four months to thirty-six months	40,708	16.45%	35,692	14.65%	12,283	5.33%	3,465	1.78%
Over thirty-six months to forty-eight months	5,340	2.16%	4,416	1.81%	1,568	0.68%	1,309	0.67%
Over forty-eight months to sixty months	1,082	0.44%	1,100	0.45%	1,258	0.55%	1,137	0.58%
Over sixty months	417	0.18%	314	0.13%	29	0.01%	28	0.01%
Total time deposits	136,017	54.98%	132,086	54.23%	124,724	54.10%	100,458	51.49%
Total deposits	$ 247,425	100.00%	$ 243,554	100.00%	$ 230,495	100.00%	$ 195,092	100.00%

Source: Lake Shore Savings' prospectus.

EXHIBIT I-14
Lake Shore Savings and Loan Association
Maturity of Time Deposits

	Period to maturity from June 30,2005				At June 30,	At December 31,	
	Less than One Year	More than One Year to Two Years	More Than Two Years to Three Years	More than Three Years	2005	2004	2003
	(Dollars in thousands)						
Interest Rate Range							
1.99% and below	$ 15,992	$ 662	$ 33	$ 21	$ 16,708	$ 36,591	$ 48,497
2.00% to 2.99%	38,546	20,913	190	168	59,817	66,497	41,299
3.00% to 3.99%	22,692	17,807	13,297	3,097	56,893	27,226	19,740
4.00% to 4.99%	220	750	795	252	2,017	1,141	14,233
5.00% to 5.99%	102	329	–	151	582	572	773
6.00% and above	–	–	–	–	–	59	182
Total	$ 77,552	$ 40,461	$ 14,315	$ 3,689	$ 136,017	$ 132,086	$ 124,724

Source: Lake Shore Savings' prospectus.

EXHIBIT II-1
Description of Office Facilities

Location	Leased or Owned	Original Date Acquired	Net Book Value December 31, 2004 (In thousands)
Corporate Headquarters			
125 East Fourth Street Dunkirk, NY 14048	Owned	1995	$ 99
Branch Offices:			
Chautauqua County			
128 East Fourth Street Dunkirk, NY 14048	Owned	1930	855
30 East Main Street Fredonia, NY 14063..........................	Owned	1996	853
1 Green Avenue Jamestown, NY 14701	Owned/Leased(1)	1996	808
115 East Fourth Street Jamestown, NY 14701	Owned	1997	355
106 East Main Street Westfield, NY 14787	Leased(2)	1998	360
Erie County			
5751 Transit Road East Amherst, NY 14051	Owned	2003	1,233
3111 Union Road Orchard Park, NY 14127	Leased(3)	2003	217
59 Main Street Hamburg, NY 14075.........................	Leased(4)	2005(5)	0
Administrative Offices:			
31 East Fourth Street Dunkirk, NY 14048	Owned	2003	324
123 East Fourth Street Dunkirk, NY 14048	Owned	1995	107

(1) The building is owned. The land is leased. The lease expires in September 2015.
(2) The building is owned. Parking is leased on a monthly basis.
(3) The lease expires in January 2017.
(4) The lease expires in 2028.
(5) Planned opening is December 2005.

Source: Lake Shore Savings' prospectus.

EXHIBIT II-2
Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1997:	Quarter 1	8.50%	5.35%	6.02%	6.92%
	Quarter 2	8.50%	5.25%	5.67%	6.51%
	Quarter 3	8.50%	5.06%	5.47%	6.12%
	Quarter 4	8.50%	5.36%	5.51%	5.75%
1998:	Quarter 1	8.50%	5.16%	5.41%	5.67%
	Quarter 2	8.50%	5.10%	5.38%	5.44%
	Quarter 3	8.25%	4.37%	4.41%	4.44%
	Quarter 4	7.75%	4.48%	4.53%	4.65%
1999:	Quarter 1	7.75%	4.49%	4.72%	5.25%
	Quarter 2	7.75%	4.78%	5.07%	5.81%
	Quarter 3	8.25%	4.88%	5.22%	5.90%
	Quarter 4	8.50%	5.33%	5.98%	6.45%
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
	Quarter 2	4.00%	1.33%	2.09%	4.62%
	Quarter 3	4.75%	1.70%	2.16%	4.12%
	Quarter 4	5.25%	2.22%	2.75%	4.24%
2005:	Quarter 1	5.75%	2.80%	3.43%	4.51%
	Quarter 2	6.00%	3.12%	3.51%	3.98%
	Quarter 3	6.75%	3.55%	4.01%	4.34%

(1) End of period data.

Sources: Federal Reserve and SNL Financial

EXHIBIT III-1
General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
October 10, 2005(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
NDE	IndyMac Bancorp, Inc. of CA	NYSE	Southern CA	Thrift	19,416 J	10	12-31	/	39.58	2,514
DSL	Downey Financial Corp. of CA	NYSE	Southern CA,AZ	Thrift	16,612 J	170	12-31	01/71	60.90	1,696
WES	Westcorp of Irvine CA	NYSE	California	Thrift	16,544 J	18	12-31	05/86	58.90	3,072
FED	FirstFed Financial Corp. of CA	NYSE	Los Angeles CA	Thrift	9,279 J	29	12-31	12/83	53.81	890
CCBI	Commercial Capital Bcrp of CA	NASDAQ	Southern CA	Thrift	5,180 J	3	12-31	12/02	17.00	942
PFB	PFF Bancorp, Inc. of Pomona CA	NYSE	Southern CA	Thrift	3,970 J	26	03-31	03/96	30.26	744
PROV	Provident Fin. Holdings of CA	NASDAQ	Southern CA	M.B.	1,632 J	12	06-30	06/96	28.05	195
HWFG	Harrington West Fncl Grp of CA	NASDAQ	South CA,KS,AZ	Thrift	1,109 J	11	12-31	11/02	17.00	91
FPTB	First PacTrust Bancorp of CA	NASDAQ	Southern CA	Thrift	733 J	9	12-31	08/02	25.85	117
PPBI	Pacific Premier Bncrp of CA	NASDAQ	Southern CA	Thrift	634 J	3	12-31	06/97	12.92	68
KFED	K-Fed Bancorp MHC of CA (39.7)	NASDAQ	Southern CA	Thrift	616 M	4	12-31	03/04	12.51	181
BOFI	Bofi Holding, Inc. Of CA	NASDAQ	San Diego, CA	Thrift	533 M	1		/	8.82	73
BYFC	Broadway Financial Corp. of CA	NASDAQ	Los Angeles CA	Thrift	298 J	4	12-31	01/96	11.54	18
Florida Companies										
BKUNA	BankUnited Fin. Corp. of FL	NASDAQ	Miami FL	Thrift	9,944 J	41	09-30	12/85	22.87	692
BFCF	BFC Financial Corp. of FL	NASDAQ	Florida	Thrift	6,955 D	73	12-31	/	6.98	235
BBX	BankAtlantic Bancorp of FL	NYSE	Southeastern FL	M.B.	6,717 J	73	12-31	11/83	16.99	1,030
FFFL	Fidelity Bankshares, Inc of FL	NASDAQ	Southeast FL	Thrift	3,797 J	42	12-31	05/01	30.55	767
HARB	Harbor Florida Bancshrs of FL	NASDAQ	EastCentral FL	Thrift	2,935 J	33	09-30	03/98	36.27	867
FDT	Federal Trust Corp of FL	AMEX	Northcentral FL	Thrift	661 J	5	12-31	12/97	11.71	97
FCFL	First Community Bk Corp of FL	NASDAQ	West Central FL	Thrift	276 J	3	12-31	/	24.57	54
Mid-Atlantic Companies										
SOV	Sovereign Bancorp, Inc. of PA	NYSE	MA,PA,NJ,CT,RI	M.B.	54,472 D	522	12-31	08/86	22.04	8,126
HCBK	Hudson City Bancorp, Inc of NJ (3)	NASDAQ	New Jersey	Thrift	26,008 J	82	12-31	06/05	11.90	7,110
NYB	New York Community Bcrp of NY (3)	NYSE	NY,NJ	Thrift	25,205 J	151	12-31	11/93	16.40	4,357
AF	Astoria Financial Corp. of NY	NYSE	New York City NY	Thrift	22,826 J	86	12-31	11/93	26.42	2,859
ICBC	Independence Comm Bnk Cp of NY (3)	NASDAQ	NY,NJ	Thrift	18,145 J	81	12-31	03/98	34.09	2,842
NWSB	Northwest Bcrp MHC of PA(39.9) (3)	NASDAQ	PA,NY,OH,MD	Thrift	6,331 J	146	06-30	11/94	21.25	1,080
PFS	Provident Fin. Serv. Inc of NJ (3)	NYSE	Northern NJ	Thrift	6,289 J	55	12-31	01/03	17.60	1,250
FNFG	First Niagara Fin. Group of NY (3)	NASDAQ	North/Central NY	Thrift	5,078 D	47	12-31	01/03	14.44	1,651
PRTR	Partners Trust Fin. Grp. of NY (3)	NASDAQ	Central NY	Thrift	3,739 J	17	12-31	07/04	11.51	575
DCOM	Dime Community Bancshars of NY (3)	NASDAQ	New York City NY	Thrift	3,273 J	20	12-31	06/96	14.72	547
KNBT	KNBT Bancorp, Inc. of PA	NASDAQ	Eastern PA	Thrift	3,117 J	40	12-31	11/03	15.57	491
TRST	TrustCo Bank Corp NY of NY	NASDAQ	NY,FL,VT	Thrift	2,879 J	61	12-31	/	12.53	938
WSFS	WSFS Financial Corp. of DE (3)	NASDAQ	Wilmington DE,PA	Div.	2,700 J	21	12-31	11/86	58.89	404
PBNY	Provident NY Bncrp, Inc. of NY	NASDAQ	Southeastern NY	Thrift	2,559 J	20	09-30	01/04	11.67	512
FFIC	Flushing Fin. Corp. of NY (3)	NASDAQ	New York City NY	Thrift	2,239 J	11	12-31	11/95	16.37	316
KRNY	Kearny Fin Cp MHC of NJ (30.0)	NASDAQ	New Jersey	Thrift	2,107 J	25	06-30	02/05	12.50	909
PFSB	PennFed Fin. Services of NJ	NASDAQ	Northern NJ	Thrift	2,051 J	22	06-30	07/94	18.28	243
OCFC	OceanFirst Fin. Corp of NJ	NASDAQ	Eastern NJ	Thrift	1,978 J	17	12-31	07/96	24.14	308
PVSA	Parkvale Financial Corp of PA	NASDAQ	Southwestern PA	Thrift	1,876 J	39	06-30	07/87	27.36	154
ESBF	ESB Financial Corp. of PA	NASDAQ	Western PA	Thrift	1,832 J	17	12-31	06/90	11.85	160
FMCO	FMS Fin Corp. of Burlington NJ	NASDAQ	Southern NJ	Thrift	1,217 J	40	12-31	12/88	17.33	113
SFFS	Sound Fed Bancorp, Inc. of NY	NASDAQ	NY,CT	Thrift	1,061 J	10	03-31	01/03	16.71	205
WGBC	Willow Grove Bancorp Inc of PA	NASDAQ	Philadelphia PA	Thrift	959 J	14	06-30	04/02	15.65	152
SYNF	Synergy Financial Group of NJ	NASDAQ	Central NJ	Thrift	923 J	18	12-31	01/04	12.39	148
CSBK	Clifton Svg Bp MHC of NJ(45.0)	NASDAQ	Northeast NJ	Thrift	848 J	10	03-31	03/04	10.30	313
BCSB	BCSB Bankcorp MHC of MD (36.4)	NASDAQ	Northeast MD	Thrift	807 J	16	09-30	07/98	13.69	81
ABBC	Abington Com Bcp MHC PA (45.0)	NASDAQ	Souteastern PA	Thrift	797 J	8	12-31	12/04	12.53	199
SVBI	Severn Bancorp, Inc. of MD	NASDAQ	Central Maryland	Thrift	792 J	2	12-31	/	18.40	153
HARL	Harleysville Svgs Fin Cp of PA	NASDAQ	Southeastern PA	Thrift	757 J	5	09-30	08/87	17.15	67
FSBI	Fidelity Bancorp, Inc. of PA	NASDAQ	Southwestern PA	Thrift	671 J	13	09-30	06/88	19.20	56
THRD	TF Fin. Corp. of Newtown PA	NASDAQ	PA,NJ	Thrift	650 J	14	12-31	07/94	28.10	82
PBCI	Pamrapo Bancorp, Inc. of NJ	NASDAQ	Northern NJ	Thrift	639 J	9	12-31	11/89	21.87	109
CNY	Carver Bancorp, Inc. of NY	AMEX	New York, NY	Thrift	619 J	5	03-31	10/94	16.59	42

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
October 10, 2005(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
FKFS	First Keystone Fin., Inc of PA	NASDAQ	Southeastern PA	Thrift	574 J	7	09-30	01/95	22.00	44
OSHC	Ocean Shr Hldg MHC of NJ(45.7)	NASDAQ	Southeastern NJ	Thrift	548 J	6	12-31	12/04	11.20	98
WSB	Washington SB, FSB of Bowie MD	AMEX	Southeastern MD	Thrift	529 J	5	07-31	08/88	9.11	67
PBIP	Prudential Bncp MHC PA (45.0) (3)	NASDAQ	Southeastern PA	Thrift	444 J	6	09-30	03/05	11.95	149
ONFC	Oneida Fincl MHC of NY (43.9) (3)	NASDAQ	Central NY	Thrift	439 J	9	12-31	12/98	10.85	83
WVFC	WVS Financial Corp. of PA	NASDAQ	Pittsburgh PA	Thrift	426 M	6	06-30	11/93	16.10	39
ALLB	Alliance Bank MHC of PA (20.0) (3)	NASDAQ	Southeastern PA	Thrift	387 J	8	12-31	03/95	27.00	93
GAFC	Greater Atlant. Fin Corp of VA	NASDAQ	North. VA,DC,MD	Thrift	365 J	9	09-30	06/99	5.30	16
BFSB	Brooklyn Fed MHC of NY (30.0)	NASDAQ	New York City NY	Thrift	340 J	4	09-30	04/05	11.69	155
ESBK	Elmira Svgs Bank, FSB of NY (3)	NASDAQ	NY,PA	Thrift	326 J	6	12-31	03/85	26.74	32
COBK	Colonial Banc MHC of NJ (46.0)	NASDAQ	SW New Jersey	Thrift	318 J	6	12-31	06/05	10.57	48
ROME	Rome Bancorp, Inc. of Rome NY (3)	NASDAQ	Central NY	Thrift	311 J	4	12-31	03/05	10.49	101
PBHC	Pathfinder BC MHC of NY (35.5) (3)	NASDAQ	Central NY	Thrift	310 J	6	12-31	11/95	13.30	33
LARL	Laurel Capital Group Inc of PA	NASDAQ	Southwestern PA	Thrift	308 M	8	06-30	02/87	23.00	45
GCBC	Green Co Bcrp MHC of NY (44.0) (3)	NASDAQ	Southeast NY	Thrift	295 J	6	06-30	12/98	18.89	78
FFCO	FedFirst Fin MHC of PA (45.0)	NASDAQ	Southwestern PA	Thrift	286 J	7	12-31	04/05	8.78	58
ALFC	Atlantic Liberty Fincl of NY	NASDAQ	Brooklyn, NY	Thrift	184 J	2	03-31	10/02	28.23	47
IFSB	Independence FSB of DC	NASDAQ	Washington DC,MD	Thrift	166 J	4	12-31	06/85	11.75	18
GOV	Gouverneur Bcp MHC of NY(42.6)	AMEX	Northern NY	Thrift	118 J	2	09-30	03/99	12.35	28
Mid-West Companies										
FBC	Flagstar Bancorp, Inc. of MI	NYSE	MI,IN	Thrift	14,917 J	95	12-31	04/97	16.10	1,002
CFB	Commercial Federal Corp. of NE	NYSE	CO,NE,IA,KS,OK	M.B.	11,451 D	191	12-31	12/84	34.14	1,305
MAFB	MAF Bancorp, Inc. of IL	NASDAQ	Chicago IL	Thrift	10,059 J	41	12-31	01/90	40.98	1,310
CFFN	Capitol Fd Fn MHC of KS (29.9)	NASDAQ	Kansas	Thrift	8,419 J	35	09-30	04/99	34.22	2,545
ABCW	Anchor BanCorp Wisconsin of WI	NASDAQ	Wisconsin	M.B.	4,137 J	54	03-31	07/92	29.48	654
BKMU	Bank Mutual Corp of WI	NASDAQ	WI,MN	Thrift	3,529 J	69	12-31	10/03	10.72	681
TONE	TierOne Corp. of Lincoln NE	NASDAQ	NE,IA,KS	Thrift	3,204 J	58	12-31	10/02	26.31	477
FPFC	First Place Fin. Corp. of OH	NASDAQ	Northeast OH	Thrift	2,499 J	24	06-30	01/99	22.17	333
UCFC	United Community Fin. of OH	NASDAQ	Youngstown OH,PA	Thrift	2,422 J	34	12-31	07/98	11.22	348
BFIN	BankFinancial Corp. of IL	NASDAQ	Chicago, IL	Thrift	1,787 J	17	12-31	06/05	14.20	347
CTZN	Citizens First Bancorp of MI	NASDAQ	Southeast MI	Thrift	1,568 J	15	12-31	03/01	21.38	175
NASB	NASB Fin, Inc. of Grandview MO	NASDAQ	Western MO	Thrift	1,513 J	9	09-30	09/85	40.00	338
FDEF	First Defiance Fin. Corp of OH	NASDAQ	Northwest OH	Thrift	1,400 J	17	12-31	10/95	27.43	194
CITZ	CFS Bancorp, Inc of Munster IN	NASDAQ	IN,IL	Thrift	1,283 J	19	12-31	07/98	13.40	165
EFC	EFC Bancorp, Inc of Elgin IL	AMEX	Southeast IL	Thrift	1,036 J	8	12-31	04/98	33.30	160
PCBI	Peoples Community Bcrp. of OH	NASDAQ	Southwest OH	Thrift	992 J	15	09-30	03/00	21.35	84
HMNF	HMN Financial, Inc. of MN	NASDAQ	Southeast MN,IA	Thrift	986 J	13	12-31	06/94	31.92	141
MFSF	MutualFirst Fin. Inc. of IN	NASDAQ	Eastcentral IN	Thrift	858 J	17	12-31	12/99	22.37	103
HFFC	HF Financial Corp. of SD	NASDAQ	SD,MN	Thrift	854 M	34	06-30	04/92	19.00	66
PVFC	PVF Capital Corp. of Solon OH	NASDAQ	Cleveland OH	R.E.	824 J	15	06-30	12/92	11.25	87
LNCB	Lincoln Bancorp of IN	NASDAQ	Central IN	Thrift	807 J	9	12-31	12/98	15.90	86
PULB	Pulaski Fin Cp of St. Louis MO	NASDAQ	St. Louis MO	Thrift	770 J	7	09-30	12/98	17.70	149
CASH	First Midwest Fin., Inc. of IA	NASDAQ	IA,SD	Thrift	769 J	16	09-30	09/93	18.66	47
PFSL	Pocahontas Bancorp, Inc. of AR	NASDAQ	Northeast AR	Thrift	721 J	21	09-30	04/98	12.50	58
HFBC	HopFed Bancorp, Inc. of KY	NASDAQ	Southwest KY	Thrift	591 J	8	12-31	02/98	15.78	58
FFSX	First Federal Bankshares of IA	NASDAQ	IA,NE	Thrift	587 J	15	06-30	04/99	19.25	68
MFBC	MFB Corp. of Mishawaka IN	NASDAQ	Northern IN	Thrift	526 J	7	09-30	03/94	25.50	35
PFDC	Peoples Bancorp of Auburn IN	NASDAQ	Northeast IN,MI	Thrift	494 J	15	09-30	07/87	19.90	67
FFFD	North Central Bancshares of IA	NASDAQ	Central IA	Thrift	480 J	9	12-31	03/96	37.70	58
FCAP	First Capital, Inc. of IN	NASDAQ	Southern IN	Thrift	438 J	12	12-31	01/99	17.50	45
ASBI	Ameriana Bancorp of IN	NASDAQ	Eastern IN	Thrift	429 J	9	12-31	03/87	13.91	44
WAYN	Wayne Savings Bancshares of OH	NASDAQ	Central OH	Thrift	407 J	11	03-31	01/03	15.00	51
LSBI	LSB Fin. Corp. of Lafayette IN (3)	NASDAQ	Central IN	Thrift	367 J	5	12-31	02/95	28.32	42
FFBI	First Federal Bancshares of IL	NASDAQ	Westcentrl IL,MO	Thrift	329 J	8	12-31	09/00	20.35	25
RIVR	River Valley Bancorp of IN	NASDAQ	Southeast IN	Thrift	306 J	5	12-31	12/96	20.40	32
FBEI	First Bancorp of Indiana of IN	NASDAQ	Evansville IN	Thrift	283 M	7	06-30	04/99	22.45	36
CHEV	Cheviot Fin Cp MHC of OH(45.0)	NASDAQ	Cincinnati, OH	Thrift	281 J	4	12-31	01/04	11.12	110
KFFB	KY Fst Fed Bp MHC of KY (45.0)	NASDAQ	Central KY	Thrift	278 M	4	06-30	03/05	9.96	86
FFNM	First Fed of N. Michigan of MI	NASDAQ	Northern MI	Thrift	277 J	10	12-31	04/05	9.49	29
MCBF	Monarch Community Bncrp of MI	NASDAQ	Southcentral MI	Thrift	276 J	5	12-31	08/02	12.40	34

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
October 10, 2005(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
FFHS	First Franklin Corp. of OH	NASDAQ	Cincinnati OH	Thrift	272 J	7	12-31	01/88	16.62	28
UCBC	Union Community Bancorp of IN	NASDAQ	W.Central IN	Thrift	264 J	6	12-31	12/97	25.45	49
PFED	Park Bancorp of Chicago IL	NASDAQ	Chicago IL	Thrift	257 J	3	12-31	08/96	30.83	35
JXSB	Jcksnville Bcp MHC of IL(47.2)	NASDAQ	Central IL	Thrift	253 J	8	12-31	04/95	12.86	25
FBSI	First Bancshares, Inc. of MO	NASDAQ	Southcentral MO	Thrift	251 M	10	06-30	12/93	16.91	26
FBTC	First BancTrust Corp of IL	NASDAQ	Eastcentral IL	Thrift	234 J	3	12-31	04/01	12.90	31
BRBI	Blue River Bancshares of IN	NASDAQ	Central IN	Thrift	211 J	4	12-31	06/98	5.08	18
GCFC	Central Federal Corp. of OH	NASDAQ	Northeast OH	Thrift	165 J	3	12-31	12/98	8.80	20
HCFC	Home City Fin. Corp. of OH	NASDAQ	Southwest OH	Thrift	151 J	2	12-31	12/96	15.15	13
FFDF	FFD Financial Corp of Dover OH	NASDAQ	Northeast OH	Thrift	140 M	3	06-30	04/96	15.20	18
FFFS	First Fed Serv MHC of IL(45.0)	NASDAQ	West Central IL	Thrift	139 J	1	12-31	06/04	13.25	52
PSFC	Peoples Sidney Fin. Corp of OH	NASDAQ	WestCentral OH	Thrift	136 M	4	06-30	04/97	16.48	24
PBNC	PFS Bancorp Inc. of Aurora IN	NASDAQ	Southeastern IN	Thrift	134 J	3	12-31	10/01	22.73	34
FNFI	First Niles Fin., Inc. of OH	NASDAQ	Central Ohio	Thrift	100 J	1	12-31	10/98	14.24	20
New England Companies										
PBCT	Peoples Bank MHC of CT (42.0) (3)	NASDAQ	CT	Div.	10,930 J	155	12-31	07/88	28.98	4,098
NAL	NewAlliance Bancshares of CT (3)	NYSE	Connecticut	Thrift	6,594 J	74	12-31	04/04	14.64	1,671
BRKL	Brookline Bancorp, Inc. of MA (3)	NASDAQ	Eastern MA	Thrift	2,216 J	6	12-31	07/02	15.82	974
BHL	Berkshire Hills Bancorp of MA (3)	AMEX	Western MA	Thrift	2,067 J	14	12-31	06/00	34.00	292
RCKB	Rockville Fin MHC of CT (45.0) (3)	NASDAQ	Northcentral CT	Thrift	981 J	17	12-31	05/05	13.34	259
MASB	MassBank Corp. of Reading MA (3)	NASDAQ	Eastern MA	Thrift	933 J	15	12-31	05/86	33.13	145
BFBC	Benjamin Frkln Bncrp Inc of MA (3)	NASDAQ	Southeastern MA	Thrift	864 J	9	12-31	04/05	13.76	117
UBNK	United Fin Grp MHC of MA(46.6)	NASDAQ	SouthCentral MA	Thrift	861 P	0	12-31	07/05	11.11	191
NMIL	Newmil Bancorp, Inc. of CT (3)	NASDAQ	Western CT	Thrift	812 J	20	12-31	02/86	28.82	119
WFD	Westfield Finl MHC of MA(43.7) (3)	AMEX	Southwestern MA	Thrift	802 J	10	12-31	12/01	23.50	234
SIFI	SI Fin Gp Inc MHC of CT (40.0) (3)	NASDAQ	Northeastern CT	Thrift	658 J	16	12-31	10/04	12.35	155
NHTB	NH Thrift Bancshares of NH	NASDAQ	Central NH	Thrift	628 J	14	12-31	05/86	14.09	59
HIFS	Hingham Inst. for Sav. of MA (3)	NASDAQ	Eastern MA	Thrift	586 J	7	12-31	12/88	40.75	85
LSBX	LSB Corp of No. Andover MA (3)	NASDAQ	Northeastern MA	Thrift	545 J	6	12-31	05/86	16.75	74
CEBK	Central Bncrp of Somerville MA (3)	NASDAQ	Eastern MA	Thrift	532 J	10	03-31	10/86	27.55	44
PSBH	PSB Hldgs Inc MHC of CT (46.3) (3)	NASDAQ	Northeastern CT	Thrift	338 J	4	06-30	10/04	10.50	73
NVSL	Naug Vlly Fin MHC of CT (45.0)	NASDAQ	Southwestern CT	Thrift	309 J	5	12-31	10/04	13.07	99
MFLR	Mayflower Co-Op. Bank of MA (3)	NASDAQ	Southeastern MA	Thrift	241 J	5	04-30	12/87	17.04	35
North-West Companies										
WFSL	Washington Federal, Inc. of WA	NASDAQ	WA,OR,AZ,ID,UT	Thrift	7,931 J	118	09-30	11/82	22.56	1,958
FMSB	First Mutual Bncshrs Inc of WA (3)	NASDAQ	Western WA	Thrift	1,045 J	10	12-31	12/85	25.75	138
HRZB	Horizon Financial Corp. of WA (3)	NASDAQ	Northwest WA	Thrift	1,028 J	16	03-31	08/86	22.00	219
FBNW	FirstBank NW Corp. of WA	NASDAQ	West WA,ID,OR	Thrift	844 J	20	03-31	07/97	27.38	82
RPFG	Ranier Pacific Fin Group of WA (3)	NASDAQ	Western WA	Thrift	769 J	12	12-31	10/03	15.60	109
RVSB	Riverview Bancorp, Inc. of WA	NASDAQ	Southwest WA	Thrift	737 J	13	03-31	10/97	20.81	121
TSBK	Timberland Bancorp, Inc. of WA	NASDAQ	Westcentral WA	Thrift	553 J	15	09-30	01/98	23.20	87
South-East Companies										
NTBK	NetBank, Inc. of Alpharetta GA	NASDAQ	Atlanta GA	Thrift	4,955 J	1	12-31	07/97	8.31	385
FFCH	First Fin. Holdings Inc. of SC	NASDAQ	Charleston SC,NC	Thrift	2,527 J	44	09-30	11/83	30.84	378
CFCP	Coastal Fin. Corp. of SC	NASDAQ	SC,NC	Thrift	1,486 J	18	09-30	09/90	15.02	265
CHFN	Charter Fincl MHC of GA (19.1)	NASDAQ	SW GA, East. AL	Thrift	1,082 J	8	09-30	10/01	34.09	668
FFBH	First Fed. Bancshares of AR	NASDAQ	Northern AR	Thrift	805 J	15	12-31	05/96	23.18	117
ACFC	Atl Cst Fed Cp of GA MHC(40.0)	NASDAQ	SE GA, NE FL	Thrift	709 J	13	12-31	10/04	13.97	203
TSH	Teche Hlding Cp of N Iberia LA	AMEX	Southern LA	Thrift	677 J	14	09-30	04/95	38.87	87
CSBC	Citizens South Banking of NC	NASDAQ	Southwest NC	Thrift	515 J	9	12-31	10/02	12.65	92
CFFC	Community Fin. Corp. of VA	NASDAQ	Central VA	Thrift	405 J	8	03-31	03/88	21.10	44
HBOS	Heritage Fn Gp MHC of GA(30.0)	NASDAQ	SW Georgia	Thrift	368 J	6	12-31	06/05	11.01	124
JFBI	Jefferson Bancshares Inc of TN	NASDAQ	Eastern TN	Thrift	295 J	1	06-30	07/03	12.94	94
SSFC	South Street Fin. Corp. of NC	NASDAQ	South Central NC	Thrift	228 J	2	12-31	10/96	9.50	29

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
October 10, 2005(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
South-East Companies (continued)										
PEDE	Great Pee Dee Bancorp of SC	NASDAQ	Northeast SC	Thrift	196 J	2	06-30	12/97	15.25	27
GSLA	GS Financial Corp. of LA	NASDAQ	New Orleans LA	Thrift	189 J	4	12-31	04/97	15.85	20
SZB	SouthFirst Bancshares of AL	AMEX	Central AL	Thrift	141 J	3	09-30	02/95	12.11	9
UTBI	United Tenn. Bankshares of TN	NASDAQ	Eastern TN	Thrift	118 J	3	12-31	01/98	21.75	26
South-West Companies										
FBTX	Franklin Bank Corp of TX (3)	NASDAQ	Houston TX	Thrift	4,301 J	16	12-31	12/03	16.15	367
FFSW	First Fed Banc of SW Inc of NM	NASDAQ		Thrift	564 J	0		/	15.50	61
AABC	Access Anytime Bancorp of NM	NASDAQ	Eastern NM	Thrift	374 J	7	12-31	08/86	17.17	30
Western Companies (Excl CA)										
MTXC	Matrix Bancorp, Inc. of CO	NASDAQ	NM,CO,AZ	Thrift	1,975 J	4	12-31	10/96	13.31	88
HOME	Home Fed Bncp MHC of ID (41.0)	NASDAQ	Idaho	Thrift	679 J	14	09-30	12/04	12.70	193
Other Areas										

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) BIF insured savings bank.

Source: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

Date of Last Update: 10/10/05

EXHIBIT III-2

Public Market Pricing of All Publicly-Traded MHC Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2
MHC INSTITUTIONS -- IMPLIED PRICING RATIOS FULL CONVERSION BASIS
Lake Shore Savings and Loan and the Comparables
As of September 30, 2005

	Fully Converted Implied Value		Per Share (8)		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
																Reported		Core	
	Price/ Share(1)	Implied Market Val(8)	Core 12-Mth EPS(2)	Book Value/ Share	P/E	P/B	P/A	P/TB	P/CORE	Amount/ Share	Yield	Payout Ratio(5)	Total Assets	Equity/ Assets	NPAs/ Assets	ROA	ROE	ROA	ROE
	($)	($Mil)	($)	($)	(X)	(%)	(%)	(%)	(X)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)
All Public Companies(7)																			
Averages	19.38	401.59	0.95	13.32	19.16	151.29	16.81	170.03	20.45	0.44	2.22	33.24	2,678	11.19	0.47	0.73	7.55	0.70	7.13
Medians	16.73	87.54	0.77	12.18	17.37	138.36	14.44	157.45	18.48	0.40	2.23	37.91	763	9.60	0.27	0.75	6.95	0.74	6.97
Publicly-Traded MHC Institutions, Full Conversion Basis																			
Averages	15.17	464.10	0.40	16.27	29.05	91.93	24.19	94.45	29.45	0.34	1.93	40.20	1,587	26.25	0.31	0.64	2.53	0.68	2.74
Medians	12.52	136.60	0.37	13.38	30.56	91.54	24.17	92.80	30.56	0.24	1.91	47.62	554	24.57	0.21	0.76	2.72	0.74	2.94
Publicly-Traded MHC Institutions, Full Conversion Basis																			
ABBC Abington Com Bcp MHC PA (45.0)	12.53	198.95	0.41	13.49	30.56	92.88	22.32	92.88	30.56	0.20	1.60	48.78	891	24.03	0.04	0.79	3.27	0.79	3.27
ALLB Alliance Bank MHC of PA (20.0)	27.00	99.60	0.60	30.01	NM	89.97	21.52	89.97	NM	0.36	1.33	60.00	463	23.92	1.03	0.46	1.89	0.48	1.99
ACFC Atl Cst Fed Cp of GA MHC(40.0)	13.97	203.24	0.30	14.05	NM	99.43	24.96	100.87	NM	0.28	2.00	NM	814	25.10	0.38	0.58	2.39	0.58	2.39
BCSB BCSB Bankcorp MHC of MD (36.4)	13.69	80.81	0.37	14.88	NM	92.00	9.50	94.81	37.00	0.50	3.65	NM	851	10.32	0.15	0.18	1.70	0.27	2.51
BFSB Brooklyn Fed MHC of NY (30.0)	11.69	154.60	0.37	12.66	31.59	92.34	35.72	92.34	31.59	0.00	0.00	0.00	433	38.68	1.09	1.09	3.27	1.09	3.27
CFFN Capitol Fd Fn MHC of KS (29.9)	34.22	2545.01	-0.83	32.28	NM	106.01	25.57	106.01	NM	2.00	5.84	NM	5,954	24.12	0.07	-0.62	-2.56	-0.62	-2.56
CHFN Charter Fincl MHC of GA (19.1)	34.09	668.30	0.61	37.43	NM	91.08	43.21	91.81	NM	1.40	4.11	NM	1,547	47.45	0.57	1.04	2.19	0.77	1.63
CHEV Cheviot Fin Cp MHC of OH(45.0)	11.12	110.30	0.31	13.09	35.87	84.95	33.09	84.95	35.87	0.24	2.16	NM	333	38.95	0.08	0.93	2.37	0.93	2.37
CSBK Clifton Svg Bp MHC of NJ(45.0)	10.30	313.27	0.23	11.55	NM	89.18	31.45	89.18	NM	0.20	1.94	NM	996	35.27	NA	0.73	2.00	0.73	2.00
COBK Colonial Banc MHC of NJ (46.0)	10.57	47.80	0.49	12.90	21.57	81.94	14.06	81.94	21.57	0.00	0.00	0.00	340	17.16	NA	0.67	4.56	0.67	4.56
FFCO FedFirst Fin MHC of PA (45.0)	8.78	58.06	-0.05	11.19	NM	78.46	18.53	79.60	NM	0.00	0.00	NM	313	23.62	0.18	-0.26	-1.42	-0.10	-0.55
FFFS First Fed Serv MHC of IL(45.0)	13.25	51.94	0.59	15.80	22.46	83.86	31.84	83.86	22.46	0.44	3.32	74.58	163	37.96	0.04	1.44	3.78	1.44	3.78
GOV Gouverneur Bcp MHC of NY(42.6)	12.35	28.21	0.45	14.23	25.73	86.79	21.36	86.79	27.44	0.28	2.27	62.22	132	24.61	0.37	0.90	3.41	0.84	3.20
GCBC Green Co Bcrp MHC of NY (44.0)	18.89	78.02	0.81	17.00	23.32	111.12	23.49	111.12	23.32	0.44	2.33	54.32	332	21.14	0.12	1.02	4.86	1.02	4.86
HBOS Heritage Fn Gp MHC of GA(30.0)	11.01	123.76	0.32	12.72	34.41	86.56	27.94	86.56	34.41	0.00	0.00	0.00	443	32.28	0.39	0.83	2.80	0.83	2.80
HOME Home Fed Bncp MHC of ID (41.0)	12.70	193.15	0.42	13.27	33.42	95.70	24.85	95.70	30.24	0.20	1.57	47.62	777	25.96	0.16	0.76	2.88	0.84	3.18
JXSB Jcksnville Bcp MHC of IL(47.2)	12.86	25.30	0.47	16.36	25.72	78.61	9.56	86.60	27.36	0.30	2.33	63.83	265	12.16	0.62	0.37	3.10	0.34	2.92
KFED K-Fed Bancorp MHC of CA (39.7)	12.51	180.56	0.37	12.83	32.92	97.51	25.49	99.92	33.81	0.24	1.92	64.86	708	26.14	0.07	0.79	3.32	0.77	3.23
KFFB KY Fst Fed Bp MHC of KY (45.0)	9.96	85.62	0.22	12.33	NM	80.78	26.87	94.59	NM	0.40	4.02	NM	319	33.26	0.46	0.76	2.12	0.76	2.12
KRNY Kearny Fin Cp MHC of NJ (30.0)	12.50	909.23	0.26	14.48	34.72	86.33	34.25	93.77	NM	0.20	1.60	NM	2,655	39.67	NA	1.00	2.49	0.72	1.80
NVSL Naug Vlly Fin MHC of CT (45.0)	13.07	99.38	0.28	13.03	NM	100.31	27.94	100.54	NM	0.16	1.22	57.14	356	27.85	0.21	0.29	1.07	0.64	2.30
NWSB Northwest Bcrp MHC of PA(39.9)	21.25	1080.44	1.21	22.43	17.42	94.74	15.68	109.54	17.56	0.56	2.64	46.28	6,889	16.55	0.64	0.92	5.59	0.91	5.54
OSHC Ocean Shr Hldg MHC of NJ(45.7)	11.20	98.15	0.37	12.22	NM	91.65	16.54	91.65	30.27	0.00	0.00	0.00	594	18.04	0.01	0.33	1.97	0.56	3.32
ONFC Oneida Fincl MHC of NY (43.9)	10.85	83.46	0.59	12.16	20.09	89.23	17.42	103.83	18.39	0.42	3.87	71.19	479	19.52	0.02	0.89	4.52	0.97	4.94
PSBH PSB Hldgs Inc MHC of CT (46.3)	10.50	72.90	0.34	12.49	NM	84.07	19.63	84.07	30.88	0.20	1.90	58.82	371	23.35	0.03	0.45	2.14	0.66	3.16
PBHC Pathfinder BC MHC of NY (35.5)	13.30	32.76	0.36	16.20	28.91	82.10	9.97	92.17	36.94	0.41	3.08	NM	329	12.14	0.94	0.35	2.85	0.27	2.23
PBCT Peoples Bank MHC of CT (42.0)	28.98	6239.45	0.70	23.89	37.64	121.31	42.09	123.85	NM	0.88	3.04	NM	14,824	34.70	0.22	1.13	3.25	1.03	2.96
PBIP Prudential Bncp MHC PA (45.0)	11.95	149.43	0.35	12.89	35.15	92.71	29.03	92.71	34.14	0.16	1.34	45.71	515	31.32	0.21	0.82	2.64	0.85	2.72
RCKB Rockville Fin MHC of CT (45.0)	13.34	259.26	0.29	13.94	NM	95.70	23.48	96.04	NM	0.00	0.00	0.00	1,104	24.54	0.22	0.07	0.34	0.52	2.44
SIFI SI Fin Gp Inc MHC of CT (40.0)	12.35	155.17	0.36	12.88	NM	95.89	21.02	96.03	34.31	0.12	0.97	33.33	738	21.93	0.16	0.40	1.82	0.65	2.99
UBNK United Fin Grp MHC of MA(46.6)	11.11	191.16	0.40	12.60	27.78	88.17	20.15	88.17	27.78	0.00	0.00	0.00	949	22.85	NA	0.73	3.17	0.73	3.17
WFD Westfield Finl MHC of MA(43.7)	23.50	233.94	0.72	23.41	32.64	100.38	25.55	100.38	32.64	0.40	1.70	55.56	916	25.45	0.26	0.79	3.10	0.79	3.10

(1) Current stock price of minority stock. Average of High/Low or Bid/Ask price per share.
(2) EPS (estimated core earnings) is based on reported trailing twelve month data, adjusted to omit non-operating gains and losses on a tax effected basis. Public MHC data reflects additional earnings from reinvestment of proceeds of second step conversion.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings. Ratios are pro forma assuming a second step conversion to full stoc
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings (earnings adjusted to reflect second step conversion).
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Figures estimated by RP Financial to reflect a second step conversion of the MHC to full stock form.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-3
Peer Group Market Area Comparative Analysis

Exhibit III-3

Peer Group Market Area Comparative Analysis

Institution	County	Population 2000 (000)	Population 2005 (000)	Proj. Pop. 2010	2000-2005 % Change	2005-2010 % Change	Per Capita Income Amount	Per Capita Income % State Average	Depos Marke Share(
Alliance Bank MHC of PA	Delaware	551	564	581	2.4%	3.1%	31,803	120.9%	3.7
Cheviot Financial Corp. MHC of OH	Hamilton	845	820	798	-3.0%	-2.7%	30,654	117.9%	0.7
First Federal Fin. Services MHC of IL	Madison	259	268	280	3.6%	4.3%	23,851	88.0%	2.
Gouverneur Bancorp MHC of NY	St. Lawrence	112	115	118	2.4%	3.2%	18,625	64.9%	6.
Greene Co. Bancorp MHC of NY	Greene	48	49	50	1.4%	1.3%	22,528	78.6%	34.
Jacksonville Bancorp MHC of IL	Morgan	37	36	35	-1.8%	-2.0%	21,668	80.0%	29.
Naug. Valley Fin. MHC of CT	New Haven	824	845	870	2.6%	2.9%	29,502	83.5%	1.
Oneida Financial MHC of NY	Madison	69	70	71	1.5%	0.6%	23,502	82.0%	42.
PSB Holdings, Inc. MHC - CT	Windham	109	114	119	4.2%	4.5%	24,346	68.9%	15.
Pathfinder Bancorp MHC of NY	Oswego	122	127	131	3.4%	3.7%	19,988	69.7%	24.
	Averages:	**298**	**301**	**305**	**1.7%**	**1.9%**	**24,647**	**85.4%**	**16.**
	Medians:	**117**	**121**	**125**	**2.4%**	**3.0%**	**23,677**	**81.0%**	**10.**
Lake Shore Savings	**Chautauqua**	**140**	**139**	**138**	**-0.7%**	**-0.7%**	**20,058**	**69.9%**	**16.**

(1) Total institution deposits in headquarters county as percent of total county deposits.

Sources: SNL, FDIC.

EXHIBIT IV-1
Stock Prices:
As of September 30, 2005

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part One
Prices As Of September 30, 2005

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(140)	20.39	24,772	462.6	24.20	18.01	20.37	0.05	-1.34	-6.24	1.19	1.10	14.57	12.95	165.51
SAIF-Insured Thrifts(114)	19.90	16,641	354.3	23.83	17.49	19.88	0.06	-1.38	-6.49	1.17	1.07	14.38	13.02	168.22
BIF-Insured Thrifts(26)	22.43	58,233	908.4	25.74	20.14	22.41	0.02	-1.17	-5.21	1.24	1.25	15.33	12.66	154.33
NYSE Traded Companies(13)	28.61	107,557	2,376.3	34.52	25.00	28.51	0.48	1.26	-5.16	2.37	1.57	17.69	15.03	234.07
AMEX Traded Companies(7)	20.40	4,959	99.0	24.29	18.40	20.14	0.97	-6.56	-12.18	0.92	1.16	16.99	14.58	189.83
NASDAQ Listed OTC Companies(120)	19.61	17,946	300.0	23.22	17.32	19.62	-0.04	-1.31	-6.04	1.09	1.06	14.14	12.67	157.75
California Companies(12)	27.79	19,983	668.0	33.59	23.89	27.68	0.36	1.21	-3.92	2.38	1.45	17.33	16.40	245.59
Florida Companies(7)	21.42	26,305	534.7	25.77	17.86	21.28	0.77	7.04	-8.34	0.99	0.98	9.74	8.85	160.58
Mid-Atlantic Companies(37)	18.97	54,444	929.2	22.73	16.53	19.00	-0.11	-0.90	-8.42	1.11	1.07	12.63	10.69	145.71
Mid-West Companies(49)	19.43	8,920	171.1	23.48	17.40	19.45	-0.07	-3.55	-5.96	1.01	0.96	15.76	14.17	169.07
New England Companies(11)	23.30	19,612	328.8	26.79	21.19	23.19	0.39	-1.66	-3.38	1.03	1.12	16.53	14.00	168.12
North-West Companies(7)	22.47	17,372	387.6	24.31	20.66	22.55	-0.51	-0.60	-3.12	1.46	1.41	15.47	13.47	150.96
South-East Companies(13)	18.26	8,320	121.0	21.02	16.03	18.16	0.32	-1.68	-6.52	0.96	0.89	14.12	13.49	138.02
South-West Companies(3)	16.15	22,741	367.3	19.75	15.07	16.20	-0.31	-5.28	-11.51	1.19	1.06	13.56	8.75	189.11
Western Companies (Excl CA)(2)	13.31	6,621	88.1	13.79	11.52	13.27	0.30	2.70	6.39	3.23	6.28	14.68	14.68	298.29
Thrift Strategy(133)	20.04	22,217	401.8	23.87	17.71	20.03	0.03	-1.47	-6.30	1.15	1.08	14.54	12.92	164.04
Mortgage Banker Strategy(5)	24.14	114,613	2,501.2	27.21	21.61	24.04	0.61	1.07	-4.60	1.80	1.27	13.46	11.26	169.92
Real Estate Strategy(1)	11.25	7,725	86.9	15.65	10.26	11.25	0.00	-12.59	-10.36	0.72	0.63	8.60	8.60	106.65
Diversified Strategy(1)	58.89	6,860	404.0	62.75	49.50	58.89	0.00	17.78	-1.85	3.91	3.81	28.16	27.94	393.56
Companies Issuing Dividends(127)	20.91	26,110	490.0	24.70	18.49	20.89	0.07	-1.17	-6.29	1.21	1.11	14.91	13.22	165.42
Companies Without Dividends(13)	15.17	11,278	186.9	19.16	13.11	15.15	-0.21	-3.03	-5.72	1.00	1.08	11.04	10.21	166.39
Equity/Assets <6%(11)	18.76	16,381	312.4	23.80	16.70	18.71	-0.11	-9.39	-13.70	1.24	1.34	13.48	12.80	274.78
Equity/Assets 6-12%(96)	21.98	15,156	347.3	26.03	19.43	21.94	0.23	-1.26	-6.24	1.36	1.20	15.00	13.62	178.46
Equity/Assets >12%(33)	16.21	56,014	853.4	18.91	14.21	16.28	-0.43	1.02	-3.85	0.67	0.73	13.62	11.00	91.82
Actively Traded Companies(12)	26.58	48,204	1,135.5	30.32	24.32	26.41	1.02	-4.39	-6.76	1.70	1.66	17.31	15.42	188.98
Market Value Below $20 Million(9)	11.02	1,774	16.5	14.36	10.04	11.25	-1.48	-14.80	-11.37	0.15	-0.03	10.69	10.33	125.12
Holding Company Structure(134)	20.46	25,764	482.0	24.21	18.07	20.44	0.05	-0.76	-6.04	1.19	1.11	14.65	12.96	166.17
Assets Over $1 Billion(58)	22.76	54,668	1,028.8	26.55	19.78	22.70	0.21	1.02	-5.46	1.50	1.29	14.24	11.74	171.27
Assets $500 Million-$1 Billion(41)	20.19	5,004	89.9	24.22	18.23	20.17	0.09	-1.51	-7.61	1.12	1.14	15.21	13.82	177.62
Assets $250-$500 Million(25)	18.85	2,670	43.2	23.01	17.16	18.86	0.05	-4.59	-7.63	1.01	0.99	15.38	14.60	166.48
Assets less than $250 Million(16)	14.62	1,755	23.6	17.37	12.23	14.74	-0.68	-4.51	-3.31	0.51	0.49	12.80	12.53	110.57
Goodwill Companies(104)	21.44	25,115	515.9	25.34	19.01	21.40	0.18	-1.37	-6.70	1.24	1.10	15.13	12.96	172.39
Non-Goodwill Companies(36)	17.33	23,771	307.6	20.88	15.09	17.39	-0.33	-1.25	-4.90	1.04	1.12	12.93	12.93	145.48
Acquirors of FSLIC Cases(5)	27.28	29,835	929.0	35.11	23.73	27.11	2.12	-8.67	-1.51	2.16	1.33	19.28	19.04	232.68

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of September 30, 2005

	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(32)	15.17	19,697	147.9	18.35	13.35	15.21	-0.31	6.09	-3.20	0.30	0.32	8.15	7.74	62.06
SAIF-Insured Thrifts(21)	13.98	17,093	100.0	16.36	12.59	14.03	-0.36	5.53	-3.45	0.21	0.22	7.89	7.61	54.75
BIF-Insured Thrifts(11)	17.45	24,669	239.3	22.15	14.80	17.46	-0.20	7.16	-2.74	0.46	0.49	8.65	7.98	76.03
AMEX Traded Companies(2)	17.93	6,120	57.1	21.25	17.30	17.97	-0.36	-6.10	-13.05	0.51	0.49	10.08	10.08	66.16
NASDAQ Listed OTC Companies(30)	14.98	20,603	154.0	18.16	13.09	15.02	-0.30	6.90	-2.54	0.29	0.30	8.02	7.58	61.79
California Companies(1)	12.51	14,433	73.1	15.25	10.95	12.55	-0.32	-15.19	-16.38	0.31	0.30	6.42	6.11	42.67
Mid-Atlantic Companies(15)	13.79	16,093	85.6	17.57	12.03	13.80	-0.19	1.86	-5.57	0.36	0.37	7.79	7.24	68.27
Mid-West Companies(5)	16.28	19,755	176.8	19.70	15.52	16.27	-0.09	-4.00	-10.07	0.07	0.06	9.43	8.77	67.58
New England Companies(7)	16.12	30,730	309.5	18.00	13.62	16.21	-0.74	17.85	8.15	0.31	0.39	8.14	8.02	57.15
South-East Companies(3)	19.69	15,131	82.0	23.52	17.26	19.87	-0.42	16.76	-3.49	0.34	0.27	8.88	8.71	45.57
Western Companies (Excl CA)(1)	12.70	15,209	79.1	13.42	11.00	12.66	0.32	27.00	1.20	0.31	0.35	6.82	6.82	44.66
Thrift Strategy(31)	14.72	15,771	97.3	17.86	13.03	14.76	-0.31	5.59	-3.68	0.28	0.30	8.13	7.73	61.57
Diversified Strategy(1)	28.98	141,400	1,718.2	33.75	23.30	29.01	-0.10	21.66	11.76	0.88	0.76	8.84	8.09	77.30
Companies Issuing Dividends(25)	16.31	21,972	174.0	20.06	14.35	16.33	-0.16	4.71	-6.40	0.33	0.33	8.48	7.96	66.04
Companies Without Dividends(7)	11.10	11,572	54.6	12.28	9.79	11.20	-0.83	11.00	8.22	0.18	0.25	6.98	6.95	47.86
Equity/Assets <6%(1)	13.69	5,903	29.4	18.00	12.32	13.69	0.00	-17.03	-18.27	0.17	0.29	7.39	6.95	136.64
Equity/Assets 6-12%(9)	19.81	32,434	339.2	25.50	17.35	19.76	0.14	0.93	-7.99	0.38	0.37	9.36	8.58	98.48
Equity/Assets >12%(22)	13.34	15,114	75.0	15.44	11.76	13.41	-0.50	9.25	-0.56	0.27	0.29	7.69	7.43	43.78
Holding Company Structure(28)	15.06	15,413	97.6	18.30	13.38	15.10	-0.34	6.45	-3.65	0.28	0.31	8.27	7.84	64.38
Assets Over $1 Billion(5)	26.21	71,792	662.0	30.86	23.16	26.23	0.12	9.44	-1.10	0.35	0.27	10.52	9.47	79.83
Assets $500 Million-$1 Billion(11)	13.38	14,936	82.6	15.31	11.62	13.44	-0.50	11.61	-2.24	0.25	0.31	7.49	7.40	58.80
Assets $250-$500 Million(14)	12.97	7,204	34.2	16.63	11.31	12.99	-0.21	2.58	-3.28	0.29	0.32	7.73	7.23	60.93
Assets less than $250 Million(2)	12.80	3,102	17.7	15.94	12.62	12.93	-0.96	-8.06	-13.18	0.47	0.45	8.83	8.83	43.54
Goodwill Companies(15)	15.43	25,760	205.4	19.51	13.38	15.48	-0.24	5.41	-3.76	0.33	0.35	8.23	7.35	69.65
Non-Goodwill Companies(17)	14.93	14,348	97.1	17.34	13.32	14.97	-0.36	6.69	-2.71	0.27	0.29	8.08	8.08	55.37
MHC Institutions(32)	15.17	19,697	147.9	18.35	13.35	15.21	-0.31	6.09	-3.20	0.30	0.32	8.15	7.74	62.06
MHC Converted Last 3 Months(1)	11.11	17,206	89.1	12.61	11.06	11.72	-5.20	11.10	11.10	0.34	0.34	7.50	7.50	50.05

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of September 30, 2005

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From						Tangible	
	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies														
AF Astoria Financial Corp. of NY	26.42	108,209	2,858.9	30.20	23.15	26.61	-0.71	11.67	-0.86	2.08	2.15	12.87	11.16	210.94
BBX BankAtlantic Bancorp of FL	16.99	60,643	1,030.3	20.12	15.64	16.42	3.47	-7.26	-14.62	1.26	1.27	8.42	7.00	110.77
CFB Commercial Federal Corp. of NE(8)	34.14	38,213	1,304.6	34.39	24.17	34.24	-0.29	26.54	14.91	2.00	2.02	20.66	16.07	299.67
DSL Downey Financial Corp. of CA	60.90	27,854	1,696.3	80.84	52.30	61.41	-0.83	10.81	6.84	6.70	4.00	40.07	39.96	596.40
FED FirstFed Financial Corp. of CA	53.81	16,543	890.2	65.32	47.84	53.19	1.17	10.09	3.74	4.50	4.29	31.21	30.94	560.88
FBC Flagstar Bancorp, Inc. of MI	16.10	62,244	1,002.1	23.17	15.42	16.25	-0.92	-24.34	-28.76	1.82	1.17	12.13	12.13	239.65
NDE IndyMac Bancorp, Inc. of CA	39.58	63,512	2,513.8	46.25	30.87	39.30	0.71	9.34	14.89	4.00	-1.35	22.12	20.84	305.70
NYB New York Community Bcrp of NY*	16.40	265,682	4,357.2	21.15	15.85	16.29	0.68	-20.16	-20.27	1.35	1.37	12.23	4.63	94.87
NAL NewAlliance Bancshares of CT*	14.64	114,159	1,671.3	15.76	12.98	14.47	1.17	2.02	-4.31	0.42	0.46	12.54	8.44	57.76
PFB PFF Bancorp, Inc. of Pomona CA	30.26	24,576	743.7	32.41	25.07	29.71	1.85	18.62	-2.04	1.93	1.84	13.92	13.87	161.55
PFS Provident Fin. Serv. Inc of NJ*	17.60	71,028	1,250.1	19.70	15.85	17.45	0.86	2.03	-9.14	0.83	0.83	15.50	9.34	88.54
SOV Sovereign Bancorp, Inc. of PA	22.04	368,678	8,125.7	24.79	20.05	22.52	-2.13	1.01	-2.26	1.23	1.24	13.53	7.07	147.75
WES Westcorp of Irvine CA(8)	58.90	52,154	3,071.9	65.00	37.25	59.12	-0.37	38.52	28.24	4.53	4.53	28.03	28.03	317.22
AMEX Traded Companies														
BHL Berkshire Hills Bancorp of MA*	34.00	8,594	292.2	38.20	30.97	32.81	3.63	-7.98	-8.48	0.56	1.04	28.45	16.56	240.47
CNY Carver Bancorp, Inc. of NY	16.59	2,512	41.7	20.83	16.30	16.51	0.48	-18.68	-17.05	0.93	1.93	18.73	18.73	246.40
EFC EFC Bancorp, Inc of Elgin IL(8)	33.30	4,819	160.5	35.24	24.60	33.30	0.00	32.30	27.83	1.35	1.67	18.51	18.51	214.88
FDT Federal Trust Corp of FL	11.71	8,299	97.2	12.55	8.15	11.61	0.86	40.24	14.80	0.46	0.48	5.06	5.06	79.69
GOV Gouverneur Bcp MHC of NY(42.6)	12.35	2,284	12.0	16.50	12.35	12.45	-0.80	-11.79	-17.11	0.41	0.38	8.13	8.13	51.72
SZB SouthFirst Bancshares of AL	12.11	709	8.6	15.95	11.59	12.20	-0.74	-21.36	-21.36	-0.14	0.01	14.77	14.00	198.26
TSH Teche Hlding Cp of N Iberia LA	38.87	2,237	87.0	41.75	35.51	38.72	0.39	-2.83	1.62	2.63	2.64	27.41	25.62	302.75
WSB Washington SB, FSB of Bowie MD	9.11	7,402	67.4	16.45	7.90	9.00	1.22	-28.77	-42.63	1.08	0.88	7.51	7.51	71.43
WFD Westfield Finl MHC of MA(43.7)*	23.50	9,955	102.2	26.00	22.25	23.48	0.09	-0.42	-8.99	0.60	0.60	12.02	12.02	80.59
NASDAQ Listed OTC Companies														
ABBC Abington Com Bcp MHC PA (45.0)	12.53	15,870	89.5	13.75	10.30	12.57	-0.32	25.30	-6.28	0.35	0.35	7.56	7.56	50.22
AABC Access Anytime Bancorp of NM(8)	17.17	1,724	29.6	17.87	12.70	16.41	4.63	19.32	14.62	0.85	0.25	13.01	7.15	217.13
ALLB Alliance Bank MHC of PA (20.0)*	27.00	3,441	18.6	41.50	21.50	26.90	0.37	-13.60	-31.71	0.35	0.38	10.10	10.10	112.45
ASBI Ameriana Bancorp of IN	13.91	3,156	43.9	16.50	12.30	12.75	9.10	-13.12	-13.28	0.64	0.60	12.35	12.17	135.84
ABCW Anchor BanCorp Wisconsin of WI	29.48	22,175	653.7	32.98	25.15	29.50	-0.07	13.82	1.13	2.00	1.68	14.22	13.32	186.55
ACFC Atl Cst Fed Cp of GA MHC(40.0)	13.97	14,548	81.3	15.15	10.69	13.92	0.36	39.70	1.45	0.22	0.22	6.84	6.64	48.76
ALFC Atlantic Liberty Fincl of NY	28.23	1,682	47.5	30.00	17.51	28.23	0.00	55.37	20.13	1.23	1.56	16.84	16.84	109.37
BCSB BCSB Bankcorp MHC of MD (36.4)	13.69	5,903	29.4	18.00	12.32	13.69	0.00	-17.03	-18.27	0.17	0.29	7.39	6.95	136.64
BFCF BFC Financial Corp. of FL	6.98	33,705	235.3	11.34	6.81	6.98	0.00	-20.68	-31.03	0.33	0.33	3.27	0.65	206.34
BKMU Bank Mutual Corp of WI	10.72	63,543	681.2	12.59	10.31	10.74	-0.19	-10.67	-11.91	0.48	0.47	8.84	7.95	55.53
BFIN BankFinancial Corp. of IL	14.20	24,466	347.4	15.00	13.02	14.65	-3.07	42.00	42.00	0.36	0.36	13.17	12.35	73.03
BKUNA BankUnited Fin. Corp. of FL	22.87	30,269	692.3	32.95	22.48	22.82	0.22	-21.54	-28.42	0.89	0.75	16.29	15.35	328.52
BFBC Benjamin Frkln Bncrp Inc of MA*	13.76	8,489	116.8	14.40	9.91	13.78	-0.15	37.60	37.60	-1.20	-0.27	12.87	8.31	101.75
BRBI Blue River Bancshares of IN	5.08	3,507	17.8	5.70	4.51	5.08	0.00	-5.93	-1.93	-0.05	0.05	4.72	3.73	60.14
BOFI Bofi Holding, Inc. Of CA	8.82	8,300	73.2	12.00	8.00	8.83	-0.11	-11.80	-11.80	0.28	0.28	7.35	7.35	64.21
BYFC Broadway Financial Corp. of CA	11.54	1,520	17.5	13.94	10.25	11.54	0.00	-3.83	-7.61	0.91	0.87	9.26	9.26	195.87
BRKL Brookline Bancorp, Inc. of MA*	15.82	61,594	974.4	16.71	14.14	15.97	-0.94	0.96	-3.06	0.32	0.31	9.95	9.20	35.98
BFSB Brooklyn Fed MHC of NY (30.0)	11.69	13,225	46.4	12.30	9.11	11.69	0.00	16.90	16.90	0.29	0.29	5.62	5.62	25.69
CITZ CFS Bancorp, Inc of Munster IN	13.40	12,346	165.4	14.99	12.90	13.25	1.13	-3.39	-6.10	-0.50	-0.46	11.85	11.74	103.92
CFFN Capitol Fd Fn MHC of KS (29.9)	34.22	74,372	760.5	37.31	32.11	33.99	0.68	6.34	-4.94	-1.05	-1.05	11.64	11.64	113.20
CEBK Central Bncrp of Somerville MA*	27.55	1,590	43.8	32.25	25.20	27.55	0.00	-11.81	-5.00	1.71	1.43	24.67	23.26	334.51
GCFC Central Federal Corp. of OH	8.80	2,244	19.7	13.73	8.07	8.66	1.62	-32.31	-34.33	-0.50	-0.68	8.66	7.77	73.57
CHFN Charter Fincl MHC of GA (19.1)	34.09	19,604	127.7	44.15	30.60	34.68	-1.70	0.47	-22.03	0.56	0.35	13.71	13.41	55.17
CHEV Cheviot Fin Cp MHC of OH(45.0)	11.12	9,919	49.6	13.24	10.86	11.12	0.00	-2.46	-11.75	0.25	0.25	7.83	7.83	28.35
CTZN Citizens First Bancorp of MI	21.38	8,193	175.2	26.40	19.50	20.61	3.74	-14.79	-11.58	1.04	1.06	20.22	18.60	191.33
CSBC Citizens South Banking of NC	12.65	7,265	91.9	14.35	11.41	12.58	0.56	0.40	-11.35	0.39	0.49	9.76	8.75	70.87
CSBK Clifton Svg Bp MHC of NJ(45.0)	10.30	30,415	141.5	12.90	9.98	10.30	0.00	-11.66	-15.23	0.18	0.18	6.69	6.69	27.89
CFCP Coastal Fin. Corp. of SC	15.02	17,668	265.4	18.44	12.35	15.06	-0.27	14.31	-13.78	0.93	0.89	5.42	5.42	84.11
COBK Colonial Banc MHC of NJ (46.0)	10.57	4,522	22.0	11.35	9.95	10.57	0.00	5.70	5.70	0.44	0.44	7.99	7.99	70.27
CCBI Commercial Capital Bcrp of CA	17.00	55,388	941.6	24.99	14.62	17.03	-0.18	-25.08	-26.66	1.46	1.40	12.07	4.85	93.52
CFFC Community Fin. Corp. of VA	21.10	2,091	44.1	24.55	18.91	21.10	0.00	5.50	-4.91	1.93	1.99	15.57	15.57	193.63
DCOM Dime Community Bancshars of NY*	14.72	37,143	546.7	19.00	13.85	14.64	0.55	-12.38	-17.81	1.07	1.16	7.74	6.24	88.13
ESBF ESB Financial Corp. of PA	11.85	13,515	160.2	15.65	11.42	11.88	-0.25	-13.88	-17.99	0.83	0.83	10.08	6.65	135.57
ESBK Elmira Svgs Bank, FSB of NY*	26.74	1,204	32.2	33.82	23.62	27.11	-1.36	1.44	-5.11	2.19	1.98	19.01	18.67	270.40
FFDF FFD Financial Corp of Dover OH	15.20	1,190	18.1	18.39	13.44	15.15	0.33	9.75	-5.06	0.66	0.53	14.32	14.32	117.40

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of September 30, 2005

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst- anding (000)	Market Capitalization: Market Capital- ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2004(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
FMCO	FMS Fin Corp. of Burlington NJ	17.33	6,503	112.7	23.00	13.03	17.75	-2.37	5.74	-17.48	1.25	1.20	11.34	11.00	187.19
FFCO	FedFirst Fin MHC of PA (45.0)	8.78	6,613	26.1	9.56	8.35	8.78	0.00	-12.20	-12.20	-0.17	-0.09	7.04	6.88	43.22
FSBI	Fidelity Bancorp, Inc. of PA	19.20	2,927	56.2	26.00	18.05	19.15	0.26	-3.76	-16.19	1.35	1.32	14.45	13.48	229.13
FFFL	Fidelity Bankshares, Inc of FL	30.55	25,098	766.7	33.07	22.27	30.30	0.83	23.24	7.16	1.08	1.13	10.95	10.10	151.28
FBTC	First BancTrust Corp of IL	12.90	2,407	31.1	13.15	10.85	12.80	0.78	6.00	8.77	0.57	0.44	11.06	11.06	97.25
FBEI	First Bancorp of Indiana of IN	22.45	1,598	35.9	22.50	18.90	22.45	0.00	14.25	15.72	0.36	0.28	18.27	17.04	177.14
FBSI	First Bancshares, Inc. of MO	16.91	1,552	26.2	22.75	15.95	16.91	0.00	-15.41	-17.51	1.60	1.61	17.66	17.38	161.82
FCAP	First Capital, Inc. of IN	17.50	2,596	45.4	21.40	17.17	17.75	-1.41	-16.67	-16.67	1.33	1.27	16.01	13.74	168.88
FCFL	First Community Bk Corp of FL	24.57	2,216	54.4	30.40	19.52	24.57	0.00	18.64	-11.04	1.05	1.04	11.13	10.94	124.66
FDEF	First Defiance Fin. Corp of OH	27.43	7,056	193.5	31.44	25.20	27.96	-1.90	5.46	-4.92	1.43	1.52	20.91	15.28	198.36
FFSW	First Fed Banc of SW Inc of NM(8)	15.50	3,930	60.9	20.00	14.00	15.50	0.00	10.71	10.71	0.81	0.72	12.27	10.97	143.47
FFFS	First Fed Serv MHC of IL(45.0)	13.25	3,920	23.4	15.37	12.88	13.40	-1.12	-4.33	-9.25	0.52	0.52	9.53	9.53	35.35
FFNM	First Fed of N. Michigan of MI	9.49	3,100	29.4	15.02	8.30	9.49	0.00	4.63	-31.92	-0.04	0.13	11.74	10.53	89.20
FFBH	First Fed. Bancshares of AR	23.18	5,053	117.1	28.00	20.19	23.18	0.00	14.19	2.93	1.59	1.51	15.03	15.03	159.38
FFBI	First Federal Bancshares of IL	20.35	1,244	25.3	26.99	19.23	20.35	0.00	-15.21	-5.39	1.25	1.06	18.07	16.81	264.83
FFSX	First Federal Bankshares of IA	19.25	3,548	68.3	25.00	19.25	19.25	0.00	-16.12	-15.57	1.19	1.48	19.81	14.57	165.39
FFCH	First Fin. Holdings Inc. of SC	30.84	12,243	377.6	34.14	24.75	29.71	3.80	-1.34	-5.80	2.07	2.22	14.08	12.19	206.37
FFHS	First Franklin Corp. of OH	16.62	1,656	27.5	24.25	15.25	16.62	0.00	-20.86	-15.63	0.57	0.75	14.82	14.82	164.03
FKFS	First Keystone Fin., Inc of PA	22.00	2,022	44.5	24.70	16.37	22.00	0.00	-1.12	-6.78	0.37	0.35	14.56	14.56	283.67
CASH	First Midwest Fin., Inc. of IA	18.66	2,504	46.7	26.00	16.51	18.66	0.00	-16.10	-19.57	-0.39	-0.44	17.19	15.83	306.98
FMSB	First Mutual Bncshrs Inc of WA*	25.75	5,342	137.6	26.95	23.91	25.75	0.00	3.00	0.23	1.85	1.60	12.09	12.09	195.71
FNFG	First Niagara Fin. Group of NY*	14.44	114,366	1,651.4	15.16	12.05	14.37	0.49	7.92	3.51	0.47	0.49	8.12	5.09	44.40
FNFI	First Niles Fin., Inc. of OH	14.24	1,385	19.7	19.90	14.00	16.25	-12.37	-27.72	-22.14	0.82	0.56	12.01	12.01	72.44
FPTB	First PacTrust Bancorp of CA	25.85	4,545	117.5	27.97	23.90	25.85	0.00	2.82	-5.48	1.03	1.02	17.39	17.39	161.35
FPFC	First Place Fin. Corp. of OH	22.17	15,026	333.1	23.27	16.66	22.15	0.09	10.85	-0.98	1.26	1.27	15.75	11.07	166.31
FBNW	FirstBank NW Corp. of WA	27.38	2,999	82.1	29.44	25.00	27.38	0.00	-4.33	-3.63	2.19	2.00	24.66	18.18	281.41
FFIC	Flushing Fin. Corp. of NY*	16.37	19,276	315.5	21.49	15.55	16.38	-0.06	-13.89	-18.39	1.20	1.23	8.75	8.55	116.15
FBTX	Franklin Bank Corp of TX*	16.15	22,741	367.3	19.75	15.07	16.20	-0.31	-5.28	-11.51	1.19	1.06	13.56	8.75	189.11
GSLA	GS Financial Corp. of LA	15.85	1,284	20.4	19.66	12.86	15.85	0.00	-17.06	-11.94	0.13	0.68	22.45	22.45	147.51
PEDE	Great Pee Dee Bancorp of SC	15.25	1,802	27.5	20.00	13.90	15.25	0.00	-1.61	1.46	0.65	0.67	14.57	14.09	108.63
GAFC	Greater Atlant. Fin Corp of VA	5.30	3,021	16.0	7.13	5.00	5.40	-1.85	-15.47	-15.20	-0.84	-1.76	5.70	5.39	120.83
GCBC	Green Co Bcrp MHC of NY (44.0)*	18.89	4,130	34.5	19.00	14.80	18.91	-0.11	19.10	14.62	0.71	0.71	7.93	7.93	71.35
HFFC	HF Financial Corp. of SD	19.00	3,484	66.2	27.00	16.12	19.00	0.00	13.30	4.11	1.75	1.61	15.47	14.05	245.12
HMNF	HMN Financial, Inc. of MN	31.92	4,407	140.7	33.50	27.35	31.92	0.00	15.03	-3.24	2.27	2.16	19.64	18.72	223.66
HARB	Harbor Florida Bancshrs of FL	36.27	23,905	867.0	39.94	30.12	36.27	0.00	16.62	4.80	1.89	1.86	13.04	12.87	122.79
HARL	Harleysville Svgs Fin Cp of PA	17.15	3,896	66.8	26.00	16.00	17.15	0.00	-0.58	-5.04	1.29	1.26	12.03	12.03	194.43
HWFG	Harrington West Fncl Grp of CA	17.00	5,364	91.2	19.70	14.76	17.00	0.00	-3.57	-9.81	1.56	1.53	10.46	9.19	206.80
HBOS	Heritage Fn Gp MHC of GA(30.0)	11.01	11,241	37.1	11.27	10.50	11.00	0.09	10.10	10.10	0.25	0.25	6.09	6.09	32.77
HIFS	Hingham Inst. for Sav. of MA*	40.75	2,090	85.2	45.00	38.60	40.75	0.00	-0.88	-7.18	2.93	2.93	22.31	22.31	280.29
HCFC	Home City Fin. Corp. of OH	15.15	836	12.7	16.65	14.95	15.20	-0.33	-5.31	-1.62	0.87	1.13	15.60	15.28	180.44
HOME	Home Fed Bncp MHC of ID (41.0)	12.70	15,209	79.1	13.42	11.00	12.66	0.32	27.00	1.20	0.31	0.35	6.82	6.82	44.66
HFBC	HopFed Bancorp, Inc. of KY	15.78	3,648	57.6	22.00	15.21	15.58	1.28	-5.51	-7.77	1.13	0.97	13.81	12.37	162.03
HRZB	Horizon Financial Corp. of WA*	22.00	9,949	218.9	22.70	17.55	21.97	0.14	14.52	6.90	1.36	1.28	10.79	10.73	103.32
HCBK	Hudson City Bancorp, Inc of NJ*	11.90	597,472	7,109.9	12.79	10.09	11.94	-0.34	6.73	3.66	0.42	0.41	9.16	9.16	43.53
ICBC	Independence Comm Bnk Cp of NY*	34.09	83,364	2,841.9	43.38	32.94	33.91	0.53	-12.70	-19.94	2.76	2.79	27.52	12.35	217.66
IFSB	Independence FSB of DC	11.75	1,552	18.2	17.85	8.53	11.75	0.00	-31.04	6.92	-0.36	-0.98	11.18	11.18	107.10
JXSB	Jcksnville Bcp MHC of IL(47.2)	12.86	1,967	11.9	20.75	11.82	12.86	0.00	-19.17	-24.00	0.44	0.41	10.52	9.01	128.65
JFBI	Jefferson Bancshares Inc of TN	12.94	7,289	94.3	13.49	12.16	12.93	0.08	-1.97	-1.60	0.47	0.47	11.25	11.25	40.48
KFED	K-Fed Bancorp MHC of CA (39.7)	12.51	14,433	73.1	15.25	10.95	12.55	-0.32	-15.19	-16.38	0.31	0.30	6.42	6.11	42.67
KNBT	KNBT Bancorp, Inc. of PA	15.57	31,536	491.0	17.65	13.24	15.50	0.45	-7.54	-7.87	0.61	0.61	12.82	8.49	98.84
KFFB	KY Fst Fed Bp MHC of KY (45.0)	9.96	8,596	38.5	11.84	9.95	9.96	0.00	-0.40	-0.40	0.17	0.17	7.62	5.82	32.36
KRNY	Kearny Fin Cp MHC of NJ (30.0)	12.50	72,738	272.8	12.75	10.00	12.39	0.89	25.00	25.00	0.28	0.18	6.95	5.80	28.97
LSBX	LSB Corp of No. Andover MA*	16.75	4,445	74.5	21.89	15.90	16.75	0.00	-15.83	-9.56	0.71	0.71	13.20	13.20	122.71
LSBI	LSB Fin. Corp. of Lafayette IN*	28.32	1,466	41.5	30.48	24.76	28.50	-0.63	14.38	8.92	2.35	2.13	21.72	21.72	250.60
LARL	Laurel Capital Group Inc of PA	23.00	1,943	44.7	26.20	20.18	23.00	0.00	1.55	6.78	0.98	0.97	14.05	12.29	158.38
LNCB	Lincoln Bancorp of IN	15.90	5,400	85.9	19.75	15.50	16.10	-1.24	-16.32	-17.57	0.23	0.49	18.55	13.45	149.42
MAFB	MAF Bancorp, Inc. of IL	40.98	31,975	1,310.3	47.25	38.38	40.90	0.20	-4.98	-8.57	3.13	2.92	29.72	19.81	314.60
MFBC	MFB Corp. of Mishawaka IN	25.50	1,353	34.5	34.00	24.05	25.50	0.00	-9.73	-15.00	1.12	1.17	27.81	24.34	389.11
MASB	MassBank Corp. of Reading MA*	33.13	4,367	144.7	39.00	33.00	33.19	-0.18	-10.27	-11.54	1.66	1.59	24.83	24.58	213.66
MTXC	Matrix Bancorp, Inc. of CO	13.31	6,621	88.1	13.79	11.52	13.27	0.30	2.70	6.39	3.23	6.28	14.68	14.68	298.29
MFLR	Mayflower Co-Op. Bank of MA*	17.04	2,072	35.3	18.95	13.38	17.04	0.00	-10.36	-3.46	0.91	0.78	9.00	8.97	116.10
MCBF	Monarch Community Bncrp of MI	12.40	2,709	33.6	14.33	11.00	12.50	-0.80	-13.04	-4.62	-0.72	-0.73	14.77	10.65	102.04
MFSF	MutualFirst Fin. Inc. of IN	22.37	4,608	103.1	24.91	21.38	21.75	2.85	-8.36	-8.13	1.09	1.42	19.01	18.82	186.22
NASB	NASB Fin, Inc. of Grandview MO	40.00	8,445	337.8	47.88	28.50	40.00	0.00	1.47	0.10	3.04	1.84	17.20	16.84	179.11
NHTB	NH Thrift Bancshares of NH	14.09	4,195	59.1	20.25	13.00	14.05	0.28	1.00	-14.61	1.12	1.20	10.82	7.92	149.78

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of September 30, 2005

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
NVSL	Naug Vlly Fin MHC of CT (45.0)	13.07	7,604	44.7	13.09	9.80	13.07	0.00	30.70	21.47	0.06	0.21	6.85	6.82	40.60
NTBK	NetBank, Inc. of Alpharetta GA	8.31	46,298	384.7	10.55	7.95	8.32	-0.12	-16.98	-20.17	-0.29	-1.88	8.84	7.08	107.02
NMIL	Newmil Bancorp, Inc. of CT*	28.82	4,138	119.3	32.33	26.00	28.70	0.42	-2.77	-7.63	2.14	2.11	13.18	11.21	196.31
FFFD	North Central Bancshares of IA	37.70	1,534	57.8	45.99	36.75	37.70	0.00	1.59	-9.13	3.14	3.43	28.38	25.14	312.71
NWSB	Northwest Bcrp MHC of PA(39.9)*	21.25	50,844	431.1	26.32	19.79	21.07	0.85	-6.26	-15.30	1.10	1.09	11.45	8.42	124.51
OSHC	Ocean Shr Hldg MHC of NJ(45.7)	11.20	8,763	44.8	13.05	9.86	11.25	-0.44	12.00	-7.44	0.16	0.31	6.99	6.99	62.50
OCFC	OceanFirst Fin. Corp of NJ	24.14	12,743	307.6	25.99	20.20	24.32	-0.74	-0.49	-2.07	1.51	0.84	10.62	10.51	155.20
ONFC	Oneida Fincl MHC of NY (43.9)*	10.85	7,692	36.6	17.20	10.66	11.25	-3.56	-5.65	-21.09	0.48	0.53	6.92	5.21	57.04
PBNC	PFS Bancorp Inc. of Aurora IN(8)	22.73	1,474	33.5	24.26	14.77	22.65	0.35	5.77	28.71	0.62	0.60	14.00	14.00	90.90
PSBH	PSB Hldgs Inc MHC of CT (46.3)*	10.50	6,943	33.7	12.25	9.50	10.50	0.00	5.00	-12.50	0.18	0.29	7.64	7.64	48.63
PVFC	PVF Capital Corp. of Solon OH	11.25	7,725	86.9	15.65	10.26	11.25	0.00	-12.59	-10.36	0.72	0.63	8.60	8.60	106.65
PPBI	Pacific Premier Bncrp of CA	12.92	5,259	67.9	15.13	9.63	12.90	0.16	9.21	-2.56	1.17	1.17	9.05	9.05	120.64
PBCI	Pamrapo Bancorp, Inc. of NJ	21.87	4,976	108.8	24.75	20.03	21.86	0.05	-4.29	-11.56	1.60	1.60	11.42	11.42	128.39
PFED	Park Bancorp of Chicago IL	30.83	1,123	34.6	40.50	29.00	30.83	0.00	0.10	0.42	1.78	2.33	27.25	27.25	228.87
PVSA	Parkvale Financial Corp of PA	27.36	5,622	153.8	33.20	26.00	27.45	-0.33	1.33	-4.97	2.08	2.05	20.09	14.20	333.66
PRTR	Partners Trust Fin. Grp. of NY*	11.51	49,988	575.4	12.15	9.31	11.53	-0.17	11.10	-1.20	0.39	0.48	10.99	5.63	74.80
PBHC	Pathfinder BC MHC of NY (35.5)*	13.30	2,463	11.6	26.50	13.05	13.30	0.00	-17.44	-20.60	0.38	0.28	8.80	7.03	126.05
PFSB	PennFed Fin. Services of NJ	18.28	13,280	242.8	20.28	13.02	18.39	-0.60	20.18	13.68	1.17	1.15	9.34	9.34	154.41
PFDC	Peoples Bancorp of Auburn IN	19.90	3,344	66.5	23.50	18.50	20.04	-0.70	-11.52	-6.48	1.35	1.40	19.64	18.83	147.63
PBCT	Peoples Bank MHC of CT (42.0)*	28.98	141,400	1,718.2	33.75	23.30	29.01	-0.10	21.66	11.76	0.88	0.76	8.84	8.09	77.30
PCBI	Peoples Community Bcrp. of OH	21.35	3,923	83.8	24.25	18.50	21.39	-0.19	-7.25	-9.65	0.73	0.60	19.46	16.45	252.77
PSFC	Peoples Sidney Fin. Corp of OH	16.48	1,433	23.6	18.24	13.03	16.48	0.00	7.01	14.76	0.70	0.70	12.32	12.32	94.99
PFSL	Pocahontas Bancorp, Inc. of AR	12.50	4,642	58.0	16.50	12.16	12.50	0.00	-23.08	-18.88	0.46	0.23	11.33	8.22	155.38
PROV	Provident Fin. Holdings of CA	28.05	6,957	195.1	30.96	25.60	27.73	1.15	-3.28	-2.64	2.69	0.88	17.68	17.66	234.60
PBNY	Provident NY Bncrp, Inc. of NY	11.67	43,849	511.7	13.80	10.00	11.58	0.78	-0.60	-11.52	0.46	0.45	9.12	5.17	58.37
PBIP	Prudential Bncp MHC PA (45.0)*	11.95	12,497	67.6	12.90	8.50	11.92	0.25	19.50	19.50	0.28	0.29	7.26	7.26	35.55
PULB	Pulaski Fin Cp of St. Louis MO	17.70	8,435	149.3	18.74	11.23	17.60	0.57	35.84	29.48	0.88	0.69	5.54	5.48	91.32
RPFG	Ranier Pacific Fin Group of WA*	15.60	6,989	109.0	18.30	14.50	16.21	-3.76	-12.36	-12.85	0.47	0.51	12.66	12.63	110.09
RIVR	River Valley Bancorp of IN	20.40	1,589	32.4	24.30	19.00	20.40	0.00	-12.26	-9.33	1.47	1.34	14.47	14.45	192.53
RVSB	Riverview Bancorp, Inc. of WA	20.81	5,811	120.9	22.50	20.25	20.85	-0.19	-2.57	-7.51	1.06	1.15	15.04	10.32	126.91
RCKB	Rockville Fin MHC of CT (45.0)*	13.34	19,435	116.7	15.79	9.72	13.37	-0.22	33.40	33.40	-0.03	0.22	7.63	7.58	50.50
ROME	Rome Bancorp, Inc. of Rome NY*	10.49	9,645	101.2	15.09	9.27	10.50	-0.10	-13.16	-17.98	0.30	0.28	9.60	9.60	32.27
SIFI	SI Fin Gp Inc MHC of CT (40.0)*	12.35	12,564	62.1	12.49	9.74	12.32	0.24	23.50	0.82	0.15	0.29	6.51	6.49	52.37
SVBI	Severn Bancorp, Inc. of MD	18.40	8,318	153.1	24.39	16.45	18.40	0.00	7.60	-23.65	1.61	1.54	7.92	7.88	95.18
SFFS	Sound Fed Bancorp, Inc. of NY	16.71	12,298	205.5	17.04	13.99	16.65	0.36	14.30	2.83	0.41	0.43	10.42	9.28	86.26
SSFC	South Street Fin. Corp. of NC	9.50	3,038	28.9	10.44	8.85	9.50	0.00	-4.52	-5.94	0.46	0.46	8.49	8.49	75.19
SYNF	Synergy Financial Group of NJ	12.39	11,966	148.3	13.69	10.36	12.36	0.24	17.33	-7.81	0.38	0.38	8.27	8.19	77.14
THRD	TF Fin. Corp. of Newtown PA	28.10	2,924	82.2	33.00	26.25	28.10	0.00	-0.53	-12.19	2.18	2.17	21.32	19.72	222.24
TONE	TierOne Corp. of Lincoln NE	26.31	18,142	477.3	29.94	21.65	26.21	0.38	14.09	5.88	1.49	1.42	15.96	13.03	176.62
TSBK	Timberland Bancorp, Inc. of WA	23.20	3,739	86.7	25.00	21.60	23.20	0.00	-1.15	1.53	1.63	1.65	19.52	17.49	147.87
TRST	TrustCo Bank Corp NY of NY	12.53	74,896	938.4	14.19	10.73	12.55	-0.16	-2.26	-9.14	0.77	0.68	3.13	3.12	38.44
UCBC	Union Community Bancorp of IN(8)	25.45	1,939	49.3	26.85	15.60	25.70	-0.97	41.62	38.69	0.82	0.78	17.45	16.07	136.30
UCFC	United Community Fin. of OH	11.22	31,011	347.9	11.95	10.00	11.27	-0.44	-1.32	0.18	0.61	0.57	8.30	7.13	78.10
UBNK	United Fin Grp MHC of MA(46.6)	11.11	17,206	89.1	12.61	11.06	11.72	-5.20	11.10	11.10	0.34	0.34	7.50	7.50	50.05
UTBI	United Tenn. Bankshares of TN	21.75	1,181	25.7	22.00	18.00	21.65	0.46	11.42	6.10	1.71	1.42	15.96	15.39	100.12
WSFS	WSFS Financial Corp. of DE*	58.89	6,860	404.0	62.75	49.50	58.89	0.00	17.78	-1.85	3.91	3.81	28.16	27.94	393.56
WVFC	WVS Financial Corp. of PA	16.10	2,394	38.5	18.14	15.66	16.10	0.00	-9.55	-7.68	1.13	1.03	12.04	12.04	177.92
WFSL	Washington Federal, Inc. of WA	22.56	86,777	1,957.7	25.25	21.80	22.51	0.22	-1.31	-6.51	1.65	1.69	13.53	12.86	91.39
WAYN	Wayne Savings Bancshares of OH	15.00	3,429	51.4	18.00	13.91	15.17	-1.12	-5.66	-6.25	-0.05	0.26	11.00	10.34	118.57
WGBC	Willow Grove Bancorp Inc of PA	15.65	9,728	152.2	19.55	14.16	15.65	0.00	-5.67	-17.28	0.69	0.74	11.00	10.91	98.61

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part Two
Prices As Of September 30, 2005

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
SAIF-Insured Thrifts(114)	9.53	8.63	0.73	8.36	5.18	0.68	7.58	0.58	186.20	0.93	17.67	142.49	13.27	158.58	18.84	0.45	2.28	35.29
BIF-Insured Thrifts(26)	12.59	10.25	0.86	8.54	4.95	0.89	8.66	0.23	349.36	1.00	19.71	149.03	17.81	188.85	20.43	0.50	2.35	41.32
NYSE Traded Companies(13)	9.83	7.19	1.10	13.36	7.62	0.85	9.80	0.23	251.83	0.72	15.25	162.53	14.86	215.86	16.64	0.58	2.48	33.35
AMEX Traded Companies(7)	8.80	7.81	0.61	7.12	4.77	0.70	8.30	0.45	288.30	0.94	16.63	130.77	11.21	147.47	18.15	0.40	1.75	24.63
NASDAQ Listed OTC Companies(120)	10.22	9.17	0.73	7.99	4.92	0.70	7.57	0.53	207.97	0.97	18.46	142.66	14.24	160.54	19.47	0.46	2.30	37.37
California Companies(12)	8.01	7.20	1.02	13.44	7.94	0.71	9.16	0.15	307.50	0.63	14.54	156.25	12.38	178.62	18.05	0.43	1.56	20.44
Florida Companies(7)	6.75	6.23	0.81	11.01	4.71	0.81	11.00	0.15	399.15	0.79	22.38	223.56	15.69	238.67	22.80	0.20	0.75	16.03
Mid-Atlantic Companies(37)	10.39	8.69	0.86	9.28	5.12	0.82	8.55	0.25	267.91	1.01	18.25	149.31	15.54	183.86	18.90	0.45	2.37	40.82
Mid-West Companies(49)	10.04	9.09	0.58	6.21	4.46	0.55	5.78	0.95	113.82	0.98	18.34	125.95	12.27	139.93	19.56	0.51	2.65	41.13
New England Companies(11)	12.11	10.10	0.61	6.43	3.74	0.70	7.14	0.06	467.84	1.04	19.15	145.00	17.06	173.10	21.04	0.55	2.35	44.35
North-West Companies(7)	10.96	9.79	1.13	10.19	6.26	1.11	9.85	0.22	396.39	1.17	17.62	153.58	16.45	171.69	17.58	0.57	2.53	42.40
South-East Companies(13)	11.76	11.30	0.74	7.13	4.27	0.65	6.01	0.59	168.64	0.85	18.81	136.29	14.92	143.62	18.80	0.46	2.49	38.22
South-West Companies(3)	7.17	4.63	0.75	9.71	7.37	0.67	8.65	0.22	97.57	0.24	13.57	119.10	8.54	184.57	15.24	0.00	0.00	0.00
Western Companies (Excl CA)(1)	4.92	4.92	1.14	24.29	24.27	2.23	47.22	1.74	31.96	0.76	4.12	90.67	4.46	90.67	2.12	0.00	0.00	0.00
Thrift Strategy(133)	10.23	9.04	0.75	8.16	5.04	0.71	7.64	0.51	212.32	0.95	18.28	142.12	14.17	162.28	19.18	0.47	2.33	37.37
Mortgage Banker Strategy(5)	7.98	6.44	1.12	14.38	7.34	0.88	11.17	0.23	303.29	0.86	14.14	182.66	14.50	233.65	20.14	0.40	1.53	21.06
Real Estate Strategy(1)	8.06	8.06	0.70	8.58	6.40	0.61	7.51	1.66	31.53	0.64	15.63	130.81	10.55	130.81	17.86	0.27	2.40	37.50
Diversified Strategy(1)	7.16	7.10	1.06	14.15	6.64	1.03	13.79	0.23	393.11	1.48	15.06	209.13	14.96	210.77	15.46	0.28	0.48	7.16
Companies Issuing Dividends(127)	10.31	9.07	0.78	8.50	5.18	0.74	7.84	0.50	219.93	0.95	18.07	144.70	14.52	167.07	19.22	0.51	2.52	39.90
Companies Without Dividends(13)	8.22	7.64	0.55	7.33	4.64	0.52	7.25	0.61	156.97	0.85	18.29	134.50	10.51	137.49	18.56	0.00	0.00	0.00
Equity/Assets <6%(11)	4.73	4.44	0.41	8.15	5.34	0.40	8.06	0.54	262.86	0.86	13.62	138.94	6.35	135.91	14.92	0.27	1.58	15.89
Equity/Assets 6-12%(96)	8.68	7.94	0.78	9.51	5.64	0.71	8.51	0.55	208.01	0.94	17.01	151.80	13.09	167.55	17.96	0.50	2.31	35.49
Equity/Assets >12%(33)	16.16	13.37	0.80	5.16	3.58	0.84	5.55	0.38	218.14	0.98	23.09	121.79	19.83	164.22	23.94	0.41	2.48	47.35
Actively Traded Companies(12)	9.67	8.77	1.00	10.41	6.18	0.99	10.26	0.32	305.50	0.95	16.79	159.02	15.28	183.69	17.34	0.73	2.92	41.12
Market Value Below $20 Million(9)	9.38	8.97	0.10	0.26	-0.33	-0.07	-2.19	0.66	140.64	0.91	17.62	103.97	9.86	109.76	20.19	0.28	2.16	46.41
Holding Company Structure(134)	10.17	8.93	0.76	8.37	5.12	0.72	7.82	0.51	213.85	0.95	18.14	143.80	14.22	165.59	19.21	0.47	2.34	37.20
Assets Over $1 Billion(58)	10.11	8.13	0.95	11.01	6.12	0.86	9.83	0.35	269.81	0.91	17.34	162.64	16.02	201.03	19.38	0.46	2.12	33.43
Assets $500 Million-$1 Billion(41)	9.06	8.26	0.70	8.06	5.28	0.72	8.14	0.52	189.38	0.99	18.66	140.63	12.41	153.35	18.67	0.49	2.29	39.54
Assets $250-$500 Million(25)	10.85	10.33	0.57	5.74	4.09	0.56	5.17	0.84	135.84	0.92	17.80	122.67	12.90	129.01	17.84	0.49	2.48	37.04
Assets less than $250 Million(16)	11.89	11.59	0.49	3.77	2.74	0.44	3.38	0.67	161.09	0.99	20.25	116.60	13.92	120.33	22.03	0.38	2.63	42.12
Goodwill Companies(104)	9.92	8.33	0.75	8.20	4.85	0.69	7.28	0.45	233.03	0.98	17.86	145.29	14.17	173.41	19.16	0.49	2.33	37.21
Non-Goodwill Companies(36)	10.72	10.72	0.78	8.96	5.95	0.78	9.26	0.68	159.45	0.85	18.68	139.42	14.14	139.42	19.21	0.39	2.20	34.19
Acquirors of FSLIC Cases(5)	10.26	10.04	0.81	8.22	4.96	0.56	4.95	0.63	138.46	0.80	14.83	134.11	14.03	136.81	17.25	0.46	2.20	27.23

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of September 30, 2005

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(21)	17.20	16.57	0.58	3.33	1.89	0.58	3.57	0.29	252.69	0.71	29.55	173.51	29.60	179.87	31.78	0.34	1.88	32.96
BIF-Insured Thrifts(11)	12.58	11.86	0.61	5.35	2.56	0.70	6.02	0.35	207.84	0.88	29.27	199.00	24.45	216.13	30.01	0.36	2.02	59.17
AMEX Traded Companies(2)	15.32	15.32	0.81	5.11	2.94	0.78	4.92	0.32	221.39	1.12	34.64	173.71	26.52	173.71	35.83	0.34	1.98	67.48
NASDAQ Listed OTC Companies(30)	15.63	14.93	0.57	3.96	2.06	0.61	4.38	0.31	237.86	0.74	28.37	182.84	27.92	193.58	30.22	0.34	1.93	35.94
California Companies(1)	15.05	14.32	0.74	6.14	2.48	0.72	5.94	0.07	507.61	0.44	NM	194.86	29.32	204.75	NM	0.24	1.92	0.00
Mid-Atlantic Companies(15)	14.25	13.48	0.61	4.77	2.49	0.62	5.03	0.40	170.58	0.68	27.64	175.04	24.56	188.81	27.86	0.25	1.71	40.77
Mid-West Companies(5)	19.32	17.97	0.50	1.42	1.65	0.50	1.37	0.25	282.98	0.53	27.35	165.60	29.54	177.78	28.42	0.68	3.53	68.18
New England Companies(7)	14.49	14.33	0.48	3.73	1.69	0.66	5.14	0.18	305.92	0.95	34.92	194.89	27.52	199.60	36.55	0.25	1.26	33.33
South-East Companies(3)	19.15	18.84	0.76	4.47	1.83	0.64	3.96	0.45	159.99	1.30	NM	211.23	41.35	215.13	NM	0.56	2.04	0.00
Western Companies (Excl CA)(1)	15.27	15.27	0.71	4.59	2.44	0.80	5.18	0.16	275.69	0.66	NM	186.22	28.44	186.22	36.29	0.20	1.57	64.52
Thrift Strategy(31)	15.74	15.10	0.57	3.82	2.09	0.61	4.27	0.32	233.83	0.76	29.09	177.57	27.52	186.98	30.48	0.33	1.89	40.45
Diversified Strategy(1)	11.44	10.47	1.16	10.35	3.04	1.00	8.94	0.22	301.65	0.88	32.93	327.83	37.49	358.22	38.13	0.88	3.04	0.00
Companies Issuing Dividends(25)	15.61	14.78	0.63	4.24	2.26	0.64	4.39	0.30	246.17	0.76	29.63	188.14	28.38	200.87	31.05	0.44	2.47	62.92
Companies Without Dividends(7)	15.63	15.56	0.43	3.27	1.61	0.56	4.50	0.38	186.03	0.80	28.35	161.29	25.86	161.86	30.94	0.00	0.00	0.00
Equity/Assets <6%(1)	5.41	5.09	0.13	2.35	1.24	0.22	4.01	0.15	223.45	0.63	NM	185.25	10.02	196.98	NM	0.50	3.65	0.00
Equity/Assets 6-12%(9)	9.86	9.19	0.45	4.80	2.45	0.45	4.79	0.46	150.62	0.80	27.85	208.76	20.98	226.06	29.29	0.55	2.29	36.21
Equity/Assets >12%(22)	18.43	17.75	0.67	3.79	2.02	0.71	4.28	0.26	272.69	0.76	30.98	171.30	31.44	178.32	32.32	0.25	1.71	42.80
Holding Company Structure(28)	15.31	14.62	0.55	3.78	2.08	0.60	4.27	0.33	229.30	0.81	29.09	178.26	26.90	188.33	30.48	0.34	1.91	39.16
Assets Over $1 Billion(5)	15.95	14.37	0.63	3.93	1.81	0.45	3.04	0.38	139.10	0.89	26.13	247.18	37.95	274.86	28.81	1.01	3.44	61.17
Assets $500 Million-$1 Billion(11)	14.31	14.17	0.50	3.60	1.85	0.61	4.65	0.16	324.58	0.69	35.88	178.06	25.23	180.74	36.01	0.19	1.40	37.67
Assets $250-$500 Million(14)	15.69	14.86	0.56	4.21	2.23	0.62	4.61	0.41	157.37	0.80	27.49	167.65	25.85	178.66	27.73	0.22	1.69	31.22
Assets less than $250 Million(2)	21.34	21.34	1.18	5.37	3.62	1.15	5.18	0.21	514.74	0.62	27.80	145.47	30.68	145.47	28.99	0.36	2.79	68.29
Goodwill Companies(15)	14.37	12.96	0.51	3.98	1.95	0.55	4.47	0.35	209.89	0.86	27.82	184.48	26.69	205.95	27.37	0.39	2.30	63.51
Non-Goodwill Companies(17)	16.71	16.71	0.66	4.07	2.26	0.69	4.37	0.28	265.42	0.69	30.55	180.32	28.84	180.32	32.49	0.30	1.61	34.16
MHC Institutions(32)	15.61	14.95	0.59	4.03	2.12	0.62	4.41	0.31	236.54	0.77	29.41	182.27	27.83	192.33	31.02	0.34	1.93	40.45
MHC Converted Last 3 Months(1)	14.99	14.99	0.68	4.53	3.06	0.68	4.53	0.00	0.00	1.05	32.68	148.13	22.20	148.13	32.68	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of September 30, 2005

	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Key Financial Ratios: Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	6.10	5.29	0.98	16.34	7.87	1.02	16.89	0.13	274.33	0.60	12.70	205.28	12.52	236.74	12.29	0.80	3.03	38.46
BBX	BankAtlantic Bancorp of FL	7.60	6.32	1.25	16.20	7.42	1.26	16.32	0.12	549.89	0.90	13.48	201.78	15.34	242.71	13.38	0.15	0.88	11.90
CFB	Commercial Federal Corp. of NE(8)	6.89	5.36	0.66	10.21	5.86	0.67	10.32	0.81	106.64	1.11	17.07	165.25	11.39	212.45	16.90	0.58	1.70	29.00
DSL	Downey Financial Corp. of CA	6.72	6.70	1.18	18.35	11.00	0.71	10.95	0.15	144.02	0.24	9.09	151.98	10.21	152.40	15.23	0.40	0.66	5.97
FED	FirstFed Financial Corp. of CA	5.56	5.52	1.00	15.59	8.36	0.96	14.86	0.07	NA	0.99	11.96	172.41	9.59	173.92	12.54	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	5.06	5.06	0.84	15.41	11.30	0.54	9.91	0.68	33.04	0.24	8.85	132.73	6.72	132.73	13.76	1.00	6.21	54.95
NDE	IndyMac Bancorp, Inc. of CA	7.24	6.82	1.44	19.49	10.11	-0.49	-6.58	0.38	72.98	0.40	9.90	178.93	12.95	189.92	NM	1.60	4.04	40.00
NYB	New York Community Bcrp of NY*	12.89	4.88	1.48	11.34	8.23	1.50	11.50	0.17	182.14	0.50	12.15	134.10	17.29	354.21	11.97	1.00	6.10	74.07
NAL	NewAlliance Bancshares of CT*	21.71	14.61	0.75	3.39	2.87	0.82	3.71	0.14	385.23	1.13	34.86	116.75	25.35	173.46	31.83	0.22	1.50	52.38
PFB	PFF Bancorp, Inc. of Pomona CA	8.62	8.59	1.22	14.12	6.38	1.17	13.46	NA	NA	0.95	15.68	217.39	18.73	218.17	16.45	0.60	1.98	31.09
PFS	Provident Fin. Serv. Inc of NJ*	17.51	10.55	0.99	5.56	4.72	0.99	5.56	0.13	420.65	0.90	21.20	113.55	19.88	188.44	21.20	0.32	1.82	38.55
SOV	Sovereign Bancorp, Inc. of PA	9.16	4.79	0.93	11.17	5.58	0.94	11.26	0.36	204.18	1.07	17.92	162.90	14.92	311.74	17.77	0.24	1.09	19.51
WES	Westcorp of Irvine CA(8)	8.84	8.84	1.50	17.60	7.69	1.50	17.60	0.34	571.16	2.49	13.00	210.13	18.57	210.13	13.00	0.60	1.02	13.25
AMEX Traded Companies																			
BHL	Berkshire Hills Bancorp of MA*	11.83	6.89	0.33	3.19	1.65	0.61	5.92	0.09	687.97	0.92	NM	119.51	14.14	205.31	32.69	0.56	1.65	NM
CNY	Carver Bancorp, Inc. of NY	7.60	7.60	0.39	5.23	5.61	0.81	10.85	0.26	253.48	0.97	17.84	88.57	6.73	88.57	8.60	0.32	1.93	34.41
BFC	BFC Bancorp, Inc of Elgin IL(8)	8.61	8.61	0.65	7.67	4.05	0.80	9.49	0.28	170.13	0.58	24.67	179.90	15.50	179.90	19.94	0.65	1.95	48.15
FDT	Federal Trust Corp of FL	6.35	6.35	0.64	10.18	3.93	0.67	10.62	0.35	179.94	0.72	25.46	231.42	14.69	231.42	24.40	0.12	1.02	26.09
GOV	Gouverneur Bcp MHC of NY(42.6)	15.72	15.72	0.86	5.15	3.32	0.80	4.77	0.37	190.25	0.87	30.12	151.91	23.88	151.91	32.50	0.28	2.27	68.29
SZB	SouthFirst Bancshares of AL	7.45	7.06	-0.07	-0.96	-1.16	0.01	0.07	1.10	31.80	0.51	NM	81.99	6.11	86.50	NM	0.40	3.30	NM
TSH	Teche Hlding Cp of N Iberia LA	9.05	8.46	0.90	9.82	6.77	0.90	9.85	NA	NA	0.88	14.78	141.81	12.84	151.72	14.72	1.00	2.57	38.02
WSB	Washington SB, FSB of Bowie MD	10.51	10.51	1.48	15.30	11.86	1.21	12.46	NA	NA	1.63	8.44	121.30	12.75	121.30	10.35	0.00	0.00	0.00
WFD	Westfield Finl MHC of MA(43.7)*	14.92	14.92	0.75	5.06	2.55	0.75	5.06	0.26	252.53	1.36	39.17	195.51	29.16	195.51	39.17	0.40	1.70	66.67
NASDAQ Listed OTC Companies																			
ABBC	Abington Com Bcp MHC PA (45.0)	15.05	15.05	0.76	5.31	2.79	0.76	5.31	0.04	492.91	0.30	35.80	165.74	24.95	165.74	35.80	0.20	1.60	57.14
AABC	Access Anytime Bancorp of NM(8)	5.99	3.29	0.43	7.30	4.95	0.13	2.15	0.14	323.15	0.81	20.20	131.98	7.91	240.14	NM	0.00	0.00	0.00
ALLB	Alliance Bank MHC of PA (20.0)*	8.98	8.98	0.31	3.44	1.30	0.34	3.73	1.03	67.98	1.25	NM	267.33	24.01	267.33	NM	0.36	1.33	NM
ASBI	Ameriana Bancorp of IN	9.09	8.96	0.47	5.19	4.60	0.44	4.86	1.82	43.57	1.71	21.73	112.63	10.24	114.30	23.18	0.64	4.60	NM
ABCW	Anchor BanCorp Wisconsin of WI	7.62	7.14	1.07	14.06	6.78	0.90	11.81	0.41	155.80	0.78	14.74	207.31	15.80	221.32	17.55	0.64	2.17	32.00
ACFC	Atl Cst Fed Cp of GA MHC(40.0)	14.03	13.62	0.50	4.12	1.57	0.50	4.12	0.38	153.84	0.76	NM	204.24	28.65	210.39	NM	0.28	2.00	NM
ALFC	Atlantic Liberty Fincl of NY	15.40	15.40	1.12	7.52	4.36	1.42	9.54	0.09	459.51	0.60	22.95	167.64	25.81	167.64	18.10	0.32	1.13	26.02
BCSB	BCSB Bankcorp MHC of MD (36.4)	5.41	5.09	0.13	2.35	1.24	0.22	4.01	0.15	223.45	0.63	NM	185.25	10.02	196.98	NM	0.50	3.65	NM
BFCF	BFC Financial Corp. of FL	1.58	0.32	0.13	8.42	4.73	0.13	8.42	0.10	606.32	0.92	21.15	213.46	3.38	NM	21.15	0.00	0.00	0.00
BKMU	Bank Mutual Corp of WI	15.92	14.32	0.91	4.71	4.48	0.89	4.61	0.27	150.80	0.71	22.33	121.27	19.30	134.84	22.81	0.26	2.43	54.17
BFIN	BankFinancial Corp. of IL	18.03	16.91	0.54	4.18	2.54	0.54	4.18	0.38	154.17	0.95	39.44	107.82	19.44	114.98	39.44	0.00	0.00	0.00
BKUNA	BankUnited Fin. Corp. of FL	4.96	4.67	0.30	5.55	3.89	0.25	4.67	0.10	260.46	0.33	25.70	140.39	6.96	148.99	30.49	0.02	0.09	2.25
BFBC	Benjamin Frkln Bncrp Inc of MA*	12.65	8.17	-1.18	-9.32	-8.72	-0.27	-2.10	0.04	NA	0.90	NM	106.92	13.52	165.58	NM	0.12	0.87	NM
BRBI	Blue River Bancshares of IN	7.85	6.20	-0.08	-1.09	-0.98	0.08	1.09	1.73	48.39	1.14	NM	107.63	8.45	136.19	NM	0.00	0.00	NM
BOFI	Bofi Holding, Inc. Of CA	11.45	11.45	0.44	5.33	3.17	0.44	5.33	NA	NA	0.29	31.50	120.00	13.74	120.00	31.50	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	4.73	4.73	0.50	10.27	7.89	0.47	9.82	0.04	NA	0.60	12.68	124.62	5.89	124.62	13.26	0.20	1.73	21.98
BRKL	Brookline Bancorp, Inc. of MA*	27.65	25.57	1.05	3.30	2.02	1.02	3.19	0.09	NA	1.38	NM	158.99	43.97	171.96	NM	0.34	2.15	NM
BFSB	Brooklyn Fed MHC of NY (30.0)	21.88	21.88	1.08	6.81	2.48	1.08	6.81	1.09	29.73	0.58	NM	208.01	45.50	208.01	NM	0.00	0.00	0.00
CITZ	CFS Bancorp, Inc of Munster IN	11.40	11.30	-0.45	-4.13	-3.73	-0.42	-3.80	2.11	51.27	1.43	NM	113.08	12.89	114.14	NM	0.48	3.58	NM
CFFN	Capitol Fd Fn MHC of KS (29.9)	10.28	10.28	-0.92	-8.94	-3.07	-0.92	-8.94	0.07	72.80	0.08	NM	293.99	30.23	293.99	NM	2.00	5.84	NM
CEBK	Central Bncrp of Somerville MA*	7.37	6.95	0.53	6.90	6.21	0.44	5.77	0.02	NA	0.93	16.11	111.67	8.24	118.44	19.27	0.72	2.61	42.11
GCFC	Central Federal Corp. of OH	11.77	10.56	-0.71	-5.78	-5.68	-0.96	-7.86	0.43	173.71	1.13	NM	101.62	11.96	113.26	NM	0.36	4.09	NM
CHFN	Charter Fincl MHC of GA (19.1)	24.85	24.31	1.01	4.06	1.64	0.63	2.54	0.57	103.61	1.83	NM	248.65	61.79	254.21	NM	1.40	4.11	NM
CHEV	Cheviot Fin Cp MHC of OH(45.0)	27.62	27.62	0.89	3.20	2.25	0.89	3.20	0.08	326.50	0.37	NM	142.02	39.22	142.02	NM	0.24	2.16	NM
CTZN	Citizens First Bancorp of MI	10.57	9.72	0.60	5.24	4.86	0.61	5.34	1.03	86.10	1.04	20.56	105.74	11.17	114.95	20.17	0.36	1.68	34.62
CSBC	Citizens South Banking of NC	13.77	12.35	0.56	3.97	3.08	0.70	4.98	0.34	187.45	0.99	32.44	129.61	17.85	144.57	25.82	0.28	2.21	71.79
CSBK	Clifton Svg Bp MHC of NJ(45.0)	23.99	23.99	0.67	2.71	1.75	0.67	2.71	NA	NA	0.31	NM	153.96	36.93	153.96	NM	0.20	1.94	NM
CFCP	Coastal Fin. Corp. of SC	6.44	6.44	1.19	18.75	6.19	1.14	17.94	0.29	276.32	1.28	16.15	277.12	17.86	277.12	16.88	0.20	1.33	21.51
COBK	Colonial Banc MHC of NJ (46.0)	11.37	11.37	0.65	7.55	4.16	0.65	7.55	NA	NA	0.83	24.02	132.29	15.04	132.29	24.02	0.00	0.00	0.00
CCBI	Commercial Capital Bcrp of CA	12.91	5.19	1.60	12.89	8.59	1.54	12.36	0.23	237.49	0.70	11.64	140.85	18.18	350.52	12.14	0.30	1.76	20.55
CFFC	Community Fin. Corp. of VA	8.04	8.04	1.06	13.08	9.15	1.09	13.48	0.14	552.02	0.91	10.93	135.52	10.90	135.52	10.60	0.44	2.09	22.80
DCOM	Dime Community Bancshars of NY*	8.78	7.08	1.18	14.17	7.27	1.27	15.36	0.15	309.13	0.61	13.76	190.18	16.70	235.90	12.69	0.56	3.80	52.34
ESBF	ESB Financial Corp. of PA	7.44	4.91	0.72	10.20	7.00	0.72	10.20	0.22	126.75	1.03	14.28	117.56	8.74	178.20	14.28	0.40	3.38	48.19
ESBK	Elmira Svgs Bank, FSB of NY*	7.03	6.90	0.83	12.11	8.19	0.75	10.95	0.25	250.06	1.00	12.21	140.66	9.89	143.22	13.51	0.80	2.99	36.53
FFDF	FFD Financial Corp of Dover OH	12.20	12.20	0.57	4.64	4.34	0.46	3.72	NA	NA	0.57	23.03	106.15	12.95	106.15	28.68	0.44	2.89	66.67
FMCO	FMS Fin Corp. of Burlington NJ	6.06	5.88	0.66	11.64	7.21	0.63	11.17	0.34	118.31	1.12	13.86	152.82	9.26	157.55	14.44	0.12	0.69	9.60

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of September 30, 2005

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
FFCO	FedFirst Fin MHC of PA (45.0)	16.29	15.92	-0.38	-3.39	-1.94	-0.20	-1.80	0.18	143.68	0.44	NM	124.72	20.31	127.62	NM	0.00	0.00	NM
FSBI	Fidelity Bancorp, Inc. of PA	6.31	5.88	0.61	9.55	7.03	0.60	9.34	NA	NA	0.77	14.22	132.87	8.38	142.43	14.55	0.52	2.71	38.52
FFFL	Fidelity Bankshares, Inc of FL	7.24	6.68	0.77	11.59	3.54	0.80	12.12	NA	NA	0.57	28.29	279.00	20.19	302.48	27.04	0.32	1.05	29.63
FBTC	First BancTrust Corp of IL	11.37	11.37	0.60	5.10	4.42	0.46	3.94	1.00	101.07	1.79	22.63	116.64	13.26	116.64	29.32	0.24	1.86	42.11
FBEI	First Bancorp of Indiana of IN	10.31	9.62	0.22	1.94	1.60	0.17	1.51	NA	NA	0.71	NM	122.88	12.67	131.75	NM	0.60	2.67	NM
FBSI	First Bancshares, Inc. of MO	10.91	10.74	0.95	8.91	9.46	0.96	8.96	NA	NA	0.75	10.57	95.75	10.45	97.30	10.50	0.16	0.95	10.00
FCAP	First Capital, Inc. of IN	9.48	8.14	0.81	8.15	7.60	0.77	7.79	NA	NA	0.66	13.16	109.31	10.36	127.37	13.78	0.64	3.66	48.12
FCFL	First Community Bk Corp of FL	8.93	8.78	0.95	9.85	4.27	0.94	9.76	NA	NA	1.24	23.40	220.75	19.71	224.59	23.63	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH	10.54	7.70	0.84	7.53	5.21	0.90	8.00	0.37	260.05	1.18	19.18	131.18	13.83	179.52	18.05	0.88	3.21	61.54
FFSW	First Fed Banc of SW Inc of NM(8)	8.55	7.65	0.69	7.63	5.23	0.61	6.79	NA	NA	0.93	19.14	126.32	10.80	141.29	21.53	0.28	1.81	34.57
FFFS	First Fed Serv MHC of IL(45.0)	26.96	26.96	1.49	5.58	3.92	1.49	5.58	0.04	839.22	0.37	25.48	139.03	37.48	139.03	25.48	0.44	3.32	NM
FFNM	First Fed of N. Michigan of MI	13.16	11.80	-0.05	-0.43	-0.42	0.15	1.39	1.03	48.03	0.66	NM	80.83	10.64	90.12	NM	0.20	2.11	NM
FFBH	First Fed. Bancshares of AR	9.43	9.43	1.06	10.68	6.86	1.01	10.14	1.46	17.15	0.29	14.58	154.22	14.54	154.22	15.35	0.52	2.24	32.70
FFBI	First Federal Bancshares of IL	6.82	6.35	0.49	6.75	6.14	0.42	5.73	NA	NA	0.52	16.28	112.62	7.68	121.06	19.20	0.48	2.36	38.40
FFSX	First Federal Bankshares of IA	11.98	8.81	0.72	5.90	6.18	0.90	7.34	1.58	72.27	1.53	16.18	97.17	11.64	132.12	13.01	0.40	2.08	33.61
FFCH	First Fin. Holdings Inc. of SC	6.82	5.91	1.03	15.10	6.71	1.10	16.19	0.36	157.17	0.75	14.90	219.03	14.94	252.99	13.89	0.92	2.98	44.44
FFHS	First Franklin Corp. of OH	9.03	9.03	0.35	3.93	3.43	0.46	5.17	1.83	32.89	0.74	29.16	112.15	10.13	112.15	22.16	0.32	1.93	56.14
FKFS	First Keystone Fin., Inc of PA	5.13	5.13	0.13	2.56	1.68	0.12	2.42	1.00	60.72	1.13	NM	151.10	7.76	151.10	NM	0.44	2.00	NM
CASH	First Midwest Fin., Inc. of IA	5.60	5.16	-0.12	-2.16	-2.09	-0.14	-2.43	1.06	117.11	2.03	NM	108.55	6.08	117.88	NM	0.52	2.79	NM
FMSB	First Mutual Bncshrs Inc of WA*	6.18	6.18	0.98	16.59	7.18	0.85	14.35	0.08	NA	1.14	13.92	212.99	13.16	212.99	16.09	0.40	1.55	21.62
FNFG	First Niagara Fin. Group of NY*	18.29	11.46	1.08	5.91	3.25	1.13	6.16	0.25	363.22	1.43	30.72	177.83	32.52	283.69	29.47	0.40	2.77	NM
FNFI	First Niles Fin., Inc. of OH	16.58	16.58	1.15	7.06	5.76	0.79	4.82	0.80	92.07	1.67	17.37	118.57	19.66	118.57	25.43	0.64	4.49	NM
FPTB	First PacTrust Bancorp of CA	10.78	10.78	0.68	5.92	3.98	0.67	5.86	NA	NA	0.70	25.10	148.65	16.02	148.65	25.34	0.54	2.09	52.43
FPFC	First Place Fin. Corp. of OH	9.47	6.66	0.80	8.27	5.68	0.80	8.34	0.62	117.01	0.92	17.60	140.76	13.33	200.27	17.46	0.56	2.53	44.44
FBNW	FirstBank NW Corp. of WA	8.76	6.46	0.85	9.19	8.00	0.77	8.39	0.28	331.57	1.29	12.50	111.03	9.73	150.61	13.69	0.68	2.48	31.05
FFIC	Flushing Fin. Corp. of NY*	7.53	7.36	1.10	14.53	7.33	1.13	14.89	0.07	414.39	0.38	13.64	187.09	14.09	191.46	13.31	0.40	2.44	33.33
FBTX	Franklin Bank Corp of TX*	7.17	4.63	0.75	9.71	7.37	0.67	8.65	0.22	97.57	0.24	13.57	119.10	8.54	184.57	15.24	0.00	0.00	0.00
GSLA	GS Financial Corp. of LA	15.22	15.22	0.08	0.58	0.82	0.44	3.04	0.38	128.13	1.04	NM	70.60	10.75	70.60	23.31	0.40	2.52	NM
PEDE	Great Pee Dee Bancorp of SC	13.41	12.97	0.67	4.44	4.26	0.69	4.58	0.66	123.58	1.02	23.46	104.67	14.04	108.23	22.76	0.64	4.20	NM
GAFC	Greater Atlant. Fin Corp of VA	4.72	4.46	-0.61	-14.26	-15.85	-1.28	-29.88	0.59	76.14	0.77	NM	92.98	4.39	98.33	NM	0.00	0.00	NM
GCBC	Green Co Bcrp MHC of NY (44.0)*	11.11	11.11	1.01	9.35	3.76	1.01	9.35	0.12	355.17	0.75	26.61	238.21	26.48	238.21	26.61	0.44	2.33	61.97
HFFC	HF Financial Corp. of SD	6.31	5.73	0.72	11.55	9.21	0.66	10.63	0.78	72.31	0.74	10.86	122.82	7.75	135.23	11.80	0.44	2.32	25.14
HMNF	HMN Financial, Inc. of MN	8.78	8.37	1.04	11.95	7.11	0.99	11.37	1.27	81.95	1.23	14.06	162.53	14.27	170.51	14.78	0.96	3.01	42.29
HARB	Harbor Florida Bancshrs of FL	10.62	10.48	1.63	15.33	5.21	1.60	15.09	0.06	NA	0.87	19.19	278.14	29.54	281.82	19.50	0.80	2.21	42.33
HARL	Harleysville Svgs Fin Cp of PA	6.19	6.19	0.69	11.14	7.52	0.67	10.88	0.04	652.32	0.55	13.29	142.56	8.82	142.56	13.61	0.60	3.50	46.51
HWFG	Harrington West Fncl Grp of CA	5.06	4.44	0.77	15.85	9.18	0.76	15.55	0.05	917.11	0.87	10.90	162.52	8.22	184.98	11.11	0.50	2.94	32.05
HBOS	Heritage Fn Gp MHC of GA(30.0)	18.58	18.58	0.78	5.22	2.27	0.78	5.22	0.39	222.53	1.31	NM	180.79	33.60	180.79	NM	0.00	0.00	0.00
HIFS	Hingham Inst. for Sav. of MA*	7.96	7.96	1.11	13.79	7.19	1.11	13.79	0.13	432.84	0.71	13.91	182.65	14.54	182.65	13.91	0.80	1.96	27.30
HCFC	Home City Fin. Corp. of OH	8.65	8.47	0.47	5.73	5.74	0.61	7.44	0.18	487.12	0.98	17.41	97.12	8.40	99.15	13.41	0.44	2.90	50.57
HOME	Home Fed Bncp MHC of ID (41.0)	15.27	15.27	0.71	4.59	2.44	0.80	5.18	0.16	275.69	0.66	NM	186.22	28.44	186.22	36.29	0.20	1.57	64.52
HFBC	HopFed Bancorp, Inc. of KY	8.52	7.63	0.70	8.33	7.16	0.60	7.15	0.15	419.70	0.99	13.96	114.27	9.74	127.57	16.27	0.48	3.04	42.48
HRZB	Horizon Financial Corp. of WA*	10.44	10.39	1.43	12.59	6.18	1.35	11.85	0.13	967.21	1.45	16.18	203.89	21.29	205.03	17.19	0.56	2.55	41.18
HCBK	Hudson City Bancorp, Inc of NJ*	21.04	21.04	1.19	11.44	3.53	1.16	11.17	0.08	129.17	0.21	28.33	129.91	27.34	129.91	29.02	0.28	2.35	66.67
ICBC	Independence Comm Bnk Cp of NY*	12.64	5.67	1.29	10.20	8.10	1.30	10.31	0.24	232.72	0.85	12.35	123.87	15.66	276.03	12.22	1.08	3.17	39.13
IFSB	Independence FSB of DC	10.44	10.44	-0.31	-3.28	-3.06	-0.85	-8.94	0.43	75.28	0.82	NM	105.10	10.97	105.10	NM	0.00	0.00	NM
JXSB	Jcksnville Bcp MHC of IL(47.2)	8.18	7.00	0.34	4.28	3.42	0.31	3.99	0.62	113.78	1.29	29.23	122.24	10.00	142.73	31.37	0.30	2.33	68.18
JFBI	Jefferson Bancshares Inc of TN	27.79	27.79	1.14	3.90	3.63	1.14	3.90	0.45	171.12	1.09	27.53	115.02	31.97	115.02	27.53	0.24	1.85	51.06
KFED	K-Fed Bancorp MHC of CA (39.7)	15.05	14.32	0.74	6.14	2.48	0.72	5.94	0.07	507.61	0.44	NM	194.86	29.32	204.75	NM	0.24	1.92	NM
KNBT	KNBT Bancorp, Inc. of PA	12.97	8.59	0.77	5.03	3.92	0.77	5.03	0.23	217.71	1.10	25.52	121.45	15.75	183.39	25.52	0.24	1.54	39.34
KFFB	KY Fst Fed Bp MHC of KY (45.0)	23.55	17.99	0.70	3.00	1.71	0.70	3.00	0.46	62.59	0.53	NM	130.71	30.78	171.13	NM	0.40	4.02	NM
KRNY	Kearny Fin Cp MHC of NJ (30.0)	23.99	20.02	0.98	4.05	2.24	0.63	2.60	NA	NA	0.96	NM	179.86	43.15	215.52	NM	0.20	1.60	71.43
LSBX	LSB Corp of No. Andover MA*	10.76	10.76	0.61	5.46	4.24	0.61	5.46	0.01	NA	1.73	23.59	126.89	13.65	126.89	23.59	0.56	3.34	NM
LSBI	LSB Fin. Corp. of Lafayette IN*	8.67	8.67	0.97	11.34	8.30	0.88	10.27	2.34	26.32	0.68	12.05	130.39	11.30	130.39	13.30	0.64	2.26	27.23
LARL	Laurel Capital Group Inc of PA	8.87	7.76	0.62	6.94	4.26	0.62	6.87	0.33	197.52	0.94	23.47	163.70	14.52	187.14	23.71	0.80	3.48	NM
LNCB	Lincoln Bancorp of IN	12.41	9.00	0.16	1.28	1.45	0.34	2.72	0.75	120.02	1.19	NM	85.71	10.64	118.22	32.45	0.56	3.52	NM
MAFB	MAF Bancorp, Inc. of IL	9.45	6.30	1.04	10.61	7.64	0.97	9.89	0.31	116.81	0.51	13.09	137.89	13.03	206.87	14.03	0.92	2.24	29.39
MFBC	MFB Corp. of Mishawaka IN	7.15	6.26	0.30	4.15	4.39	0.31	4.33	1.06	115.70	1.59	22.77	92.69	6.55	204.77	21.79	0.50	1.96	44.64
MASB	MassBank Corp. of Reading MA*	11.62	11.50	0.75	6.66	5.01	0.72	6.38	0.04	365.31	0.54	19.96	133.43	15.51	134.78	20.84	1.04	3.14	62.65
MTXC	Matrix Bancorp, Inc. of CO	4.92	4.92	1.14	24.29	24.27	2.23	47.22	1.74	31.96	0.76	4.12	90.67	4.46	90.67	2.12	0.00	0.00	0.00
MFLR	Mayflower Co-Op. Bank of MA*	7.75	7.73	0.81	10.31	5.34	0.70	8.83	NA	NA	1.25	18.73	189.33	14.68	189.97	21.85	0.40	2.35	43.96
MCBF	Monarch Community Bncrp of MI	14.47	10.44	-0.69	-4.81	-5.81	-0.70	-4.88	1.17	98.48	1.47	NM	83.95	12.15	116.43	NM	0.20	1.61	NM
MFSF	MutualFirst Fin. Inc. of IN	10.21	10.11	0.60	5.64	4.87	0.78	7.35	0.76	105.72	0.94	20.52	117.67	12.01	118.86	15.75	0.52	2.32	47.71
NASB	NASB Fin, Inc. of Grandview MO	9.60	9.40	1.81	18.44	7.60	1.09	11.16	0.85	58.26	0.58	13.16	232.56	22.33	237.53	21.74	0.90	2.25	29.61
NHTB	NH Thrift Bancshares of NH	7.22	5.29	0.78	10.83	7.95	0.83	11.61	0.03	NA	0.89	12.58	130.22	9.41	177.90	11.74	0.50	3.55	44.64
NVSL	Naug Vlly Fin MHC of CT (45.0)	16.87	16.80	0.16	1.00	0.46	0.55	3.50	0.21	284.83	0.83	NM	190.80	32.19	191.64	NM	0.16	1.22	NM
NTBK	NetBank, Inc. of Alpharetta GA	8.26	6.62	-0.28	-3.21	-3.49	-1.81	-20.80	1.25	41.62	0.72	NM	94.00	7.76	117.37	NM	0.08	0.96	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of September 30, 2005

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
NMIL	Newmil Bancorp, Inc. of CT*	6.71	5.71	1.16	16.22	7.43	1.15	16.00	0.03	NA	1.01	13.47	218.66	14.68	257.09	13.66	0.80	2.78	37.38
FFFD	North Central Bancshares of IA	9.08	8.04	1.04	11.44	8.33	1.14	12.50	0.29	238.54	0.77	12.01	132.84	12.06	149.96	10.99	1.16	3.08	36.94
NWSB	Northwest Bcrp MHC of PA(39.9)*	9.20	6.76	0.90	10.13	5.18	0.89	10.04	0.64	78.33	0.72	19.32	185.59	17.07	252.38	19.50	0.56	2.64	50.91
OSHC	Ocean Shr Hldg MHC of NJ(45.7)	11.18	11.18	0.26	2.71	1.43	0.51	5.25	0.01	NA	0.43	NM	160.23	17.92	160.23	36.13	0.00	0.00	0.00
OCFC	OceanFirst Fin. Corp of NJ	6.84	6.77	1.01	14.14	6.26	0.56	7.87	0.12	449.32	0.63	15.99	227.31	15.55	229.69	28.74	0.80	3.31	52.98
ONFC	Oneida Fincl MHC of NY (43.9)*	12.13	9.13	0.86	7.15	4.42	0.95	7.90	0.02	NA	0.86	22.60	156.79	19.02	208.25	20.47	0.42	3.87	NM
PBNC	PFS Bancorp Inc. of Aurora IN(8)	15.40	15.40	0.70	3.93	2.73	0.68	3.81	NA	NA	0.72	36.66	162.36	25.01	162.36	37.88	0.30	1.32	48.39
PSBH	PSB Hldgs Inc MHC of CT (46.3)*	15.71	15.71	0.39	3.05	1.71	0.62	4.92	0.03	NA	0.82	NM	137.43	21.59	137.43	36.21	0.20	1.90	NM
PVFC	PVF Capital Corp. of Solon OH	8.06	8.06	0.70	8.58	6.40	0.61	7.51	1.66	31.53	0.64	15.63	130.81	10.55	130.81	17.86	0.27	2.40	37.50
PPBI	Pacific Premier Bncrp of CA	7.50	7.50	1.15	13.90	9.06	1.15	13.90	0.26	165.91	0.50	11.04	142.76	10.71	142.76	11.04	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	8.89	8.89	1.24	14.47	7.32	1.24	14.47	0.24	171.45	0.62	13.67	191.51	17.03	191.51	13.67	0.88	4.02	55.00
PFED	Park Bancorp of Chicago IL	11.91	11.91	0.75	6.54	5.77	0.99	8.57	1.71	31.34	0.83	17.32	113.14	13.47	113.14	13.23	0.72	2.34	40.45
PVSA	Parkvale Financial Corp of PA	6.02	4.26	0.66	10.77	7.60	0.65	10.62	0.47	172.30	1.25	13.15	136.19	8.20	192.68	13.35	0.80	2.92	38.46
PRTR	Partners Trust Fin. Grp. of NY*	14.69	7.53	0.61	4.17	3.39	0.75	5.13	0.24	481.27	2.11	29.51	104.73	15.39	204.44	23.98	0.28	2.43	71.79
PBHC	Pathfinder BC MHC of NY (35.5)*	6.98	5.58	0.31	4.35	2.86	0.23	3.21	0.94	64.64	1.00	35.00	151.14	10.55	189.19	NM	0.41	3.08	NM
PFSB	PennFed Fin. Services of NJ	6.05	6.05	0.79	12.68	6.40	0.77	12.46	0.13	231.00	0.41	15.62	195.72	11.84	195.72	15.90	0.28	1.53	23.93
PFDC	Peoples Bancorp of Auburn IN	13.30	12.75	0.92	6.96	6.78	0.95	7.22	0.47	84.42	0.55	14.74	101.32	13.48	105.68	14.21	0.76	3.82	56.30
PBCT	Peoples Bank MHC of CT (42.0)*	11.44	10.47	1.16	10.35	3.04	1.00	8.94	0.22	301.65	0.88	32.93	327.83	37.49	358.22	38.13	0.88	3.04	NM
PCBI	Peoples Community Bcrp. of OH	7.70	6.51	0.32	3.79	3.42	0.26	3.11	1.40	92.06	1.82	29.25	109.71	8.45	129.79	35.58	0.60	2.81	NM
PSFC	Peoples Sidney Fin. Corp of OH	12.97	12.97	0.74	5.72	4.25	0.74	5.72	1.16	51.37	0.67	23.54	133.77	17.35	133.77	23.54	0.60	3.64	NM
PFSL	Pocahontas Bancorp, Inc. of AR	7.29	5.29	0.29	4.12	3.68	0.15	2.06	0.62	71.90	0.82	27.17	110.33	8.04	152.07	NM	0.32	2.56	69.57
PROV	Provident Fin. Holdings of CA	7.54	7.53	1.24	16.11	9.59	0.41	5.27	0.04	NA	0.70	10.43	158.65	11.96	158.83	31.88	0.56	2.00	20.82
PBNY	Provident NY Bncrp, Inc. of NY	15.62	8.86	0.90	5.23	3.94	0.88	5.12	0.13	665.83	1.69	25.37	127.96	19.99	225.73	25.93	0.18	1.54	39.13
PBIP	Prudential Bncp MHC PA (45.0)*	20.42	20.42	0.78	3.86	2.34	0.81	3.99	0.21	59.68	0.33	NM	164.60	33.61	164.60	NM	0.16	1.34	57.14
PULB	Pulaski Fin Cp of St. Louis MO	6.07	6.00	1.10	17.32	4.97	0.86	13.58	0.88	92.62	0.91	20.11	319.49	19.38	322.99	25.65	0.32	1.81	36.36
RPFG	Ranier Pacific Fin Group of WA*	11.50	11.47	0.43	3.36	3.01	0.47	3.65	0.03	NA	1.71	33.19	123.22	14.17	123.52	30.59	0.24	1.54	51.06
RIVR	River Valley Bancorp of IN	7.52	7.51	0.82	10.40	7.21	0.74	9.48	1.03	73.27	0.98	13.88	140.98	10.60	141.18	15.22	0.78	3.82	53.06
RVSB	Riverview Bancorp, Inc. of WA	11.85	8.13	1.06	8.57	5.09	1.16	9.30	0.33	269.67	1.15	19.63	138.36	16.40	201.65	18.10	0.68	3.27	64.15
RCKB	Rockville Fin MHC of CT (45.0)*	15.11	15.01	-0.06	-0.54	-0.22	0.45	3.95	0.22	348.16	0.97	NM	174.84	26.42	175.99	NM	0.00	0.00	NM
ROME	Rome Bancorp, Inc. of Rome NY*	29.75	29.75	1.02	4.95	2.86	0.95	4.62	0.49	150.20	0.93	34.97	109.27	32.51	109.27	37.46	0.26	2.48	NM
SIFI	SI Fin Gp Inc MHC of CT (40.0)*	12.43	12.39	0.31	2.64	1.21	0.60	5.10	0.16	342.44	0.73	NM	189.71	23.58	190.29	NM	0.12	0.97	NM
SVBI	Severn Bancorp, Inc. of MD	8.32	8.28	1.89	22.30	8.75	1.80	21.33	0.25	331.17	0.89	11.43	232.32	19.33	233.50	11.95	0.24	1.30	14.91
SFFS	Sound Fed Bancorp, Inc. of NY	12.08	10.76	0.51	3.93	2.45	0.54	4.13	0.21	141.37	0.50	NM	160.36	19.37	180.06	38.86	0.28	1.68	68.29
SSFC	South Street Fin. Corp. of NC	11.29	11.29	0.64	5.44	4.84	0.64	5.44	NA	NA	0.37	20.65	111.90	12.63	111.90	20.65	0.40	4.21	NM
SYNF	Synergy Financial Group of NJ	10.72	10.62	0.53	4.41	3.07	0.53	4.41	0.04	NA	0.78	32.61	149.82	16.06	151.28	32.61	0.20	1.61	52.63
THRD	TF Fin. Corp. of Newtown PA	9.59	8.87	1.00	10.63	7.76	1.00	10.58	0.22	172.75	0.53	12.89	131.80	12.64	142.49	12.95	0.72	2.56	33.03
TONE	TierOne Corp. of Lincoln NE	9.04	7.38	0.94	9.79	5.66	0.89	9.33	0.45	196.64	1.00	17.66	164.85	14.90	201.92	18.53	0.24	0.91	16.11
TSBK	Timberland Bancorp, Inc. of WA	13.20	11.83	1.21	8.38	7.03	1.22	8.49	0.61	122.55	1.05	14.23	118.85	15.69	132.65	14.06	0.64	2.76	39.26
TRST	TrustCo Bank Corp NY of NY	8.14	8.12	2.02	25.67	6.15	1.78	22.67	0.11	NA	3.60	16.27	NM	32.60	NM	18.43	0.60	4.79	NM
UCBC	Union Community Bancorp of IN(8)	12.80	11.79	0.61	4.73	3.22	0.58	4.50	NA	NA	0.46	31.04	145.85	18.67	158.37	32.63	0.60	2.36	73.17
UCFC	United Community Fin. of OH	10.63	9.13	0.83	7.56	5.44	0.77	7.06	1.25	49.82	0.74	18.39	135.18	14.37	157.36	19.68	0.33	2.94	54.10
UBNK	United Fin Grp MHC of MA(46.6)	14.99	14.99	0.68	4.53	3.06	0.68	4.53	NA	NA	1.05	32.68	148.13	22.20	148.13	32.68	0.00	0.00	0.00
UTBI	United Tenn. Bankshares of TN	15.94	15.37	1.67	11.13	7.86	1.39	9.24	0.08	NA	1.24	12.72	136.28	21.72	141.33	15.32	0.40	1.84	23.39
WSFS	WSFS Financial Corp. of DE*	7.16	7.10	1.06	14.15	6.64	1.03	13.79	0.23	393.11	1.48	15.06	209.13	14.96	210.77	15.46	0.28	0.48	7.16
WVFC	WVS Financial Corp. of PA	6.77	6.77	0.65	9.26	7.02	0.59	8.44	NA	NA	2.00	14.25	133.72	9.05	133.72	15.63	0.64	3.98	56.64
WFSL	Washington Federal, Inc. of WA	14.80	14.07	1.91	12.61	7.31	1.95	12.92	0.21	290.96	0.43	13.67	166.74	24.69	175.43	13.35	0.80	3.55	48.48
WAYN	Wayne Savings Bancshares of OH	9.28	8.72	-0.04	-0.44	-0.33	0.22	2.29	0.34	99.56	0.64	NM	136.36	12.65	145.07	NM	0.48	3.20	NM
WGBC	Willow Grove Bancorp Inc of PA	11.16	11.06	0.69	6.38	4.41	0.74	6.85	0.33	195.55	1.03	22.68	142.27	15.87	143.45	21.15	0.48	3.07	69.57

EXHIBIT IV-2

Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1998:	Quarter 1	8799.8	1101.8	1,835.7	869.3	456.1
	Quarter 2	8952.0	1133.8	1,894.7	833.5	457.7
	Quarter 3	7842.6	1017.0	1,693.8	651.3	363.5
	Quarter 4	9181.4	1229.2	2,192.7	705.9	439.6
1999:	Quarter 1	9786.2	1286.4	2,461.4	707.6	448.4
	Quarter 2	10970.8	1372.7	2,686.1	695.6	479.3
	Quarter 3	10337.0	1282.7	2,746.2	609.1	409.9
	Quarter 4	11497.1	1469.3	4,069.3	562.4	416.7
2000:	Quarter 1	10921.9	1498.6	4,572.8	545.6	421.2
	Quarter 2	10447.9	1454.6	3,966.1	567.8	387.4
	Quarter 3	10650.9	1436.5	3,672.8	718.3	464.6
	Quarter 4	10786.9	1320.3	2,470.5	874.3	479.4
2001:	Quarter 1	9878.8	1160.3	1,840.3	885.2	459.2
	Quarter 2	10502.4	1224.4	2,160.5	964.5	493.7
	Quarter 3	8847.6	1040.9	1,498.8	953.9	436.6
	Quarter 4	10021.5	1148.1	1,950.4	918.2	473.7
2002:	Quarter 1	10403.9	1147.4	1,845.4	1006.7	498.3
	Quarter 2	9243.3	989.8	1,463.2	1121.4	468.9
	Quarter 3	7591.9	815.3	1,172.1	984.3	396.8
	Quarter 4	8341.6	879.8	1,335.5	1073.2	419.1
2003:	Quarter 1	7992.1	848.2	1,341.2	1096.2	401.0
	Quarter 2	8985.4	974.5	1,622.8	1266.6	476.1
	Quarter 3	9275.1	996.0	1,786.9	1330.9	490.9
	Quarter 4	10453.9	1112.0	2,003.4	1482.3	548.6
2004:	Quarter 1	10357.7	1126.2	1,994.2	1585.3	562.2
	Quarter 2	10435.5	1140.8	2,047.8	1437.8	546.6
	Quarter 3	10080.3	1114.6	1,896.8	1495.1	556.0
	Quarter 4	10783.0	1211.9	2,175.4	1605.6	595.1
2005:	Quarter 1	10503.8	1180.6	1,999.2	1516.6	551.0
	Quarter 2	10275.0	1191.3	2,057.0	1577.1	563.3
	Quarter 3	10568.7	1228.8	2,151.7	1527.2	546.5

(1) End of period data.

Sources: SNL Financial and The Wall Street Journal.

EXHIBIT IV-3
Historical Thrift Stock Indices


SNL ThriftInvestor

Index Values

	Index Values				Price Appreciation (%)		
	08/31/05	07/29/05	12/31/04	08/31/04	1 Month	YTD	LTM
All Pub. Traded Thrifts	1,584.1	1,630.3	1,605.6	1,470.0	-2.83	-1.34	7.76
MHC Index	2,896.6	2,986.2	2,929.4	2,618.9	-3.00	-1.12	10.60
Stock Exchange Indexes							
AMEX Thrifts	606.3	627.6	639.0	585.1	-3.41	-5.13	3.61
NYSE Thrifts	992.1	1,028.2	995.4	915.7	-3.50	-0.33	8.35
OTC Thrifts	1,954.8	1,986.6	2,014.1	1,830.4	-1.60	-2.95	6.79
Geographic Indexes							
Mid-Atlantic Thrifts	3,673.1	3,704.0	3,793.4	3,546.3	-0.83	-3.17	3.58
Midwestern Thrifts	3,365.6	3,465.1	3,493.6	3,249.1	-2.87	-3.67	3.58
New England Thrifts	1,732.1	1,799.5	1,658.2	1,473.1	-3.75	4.45	17.58
Southeastern Thrifts	1,480.9	1,543.7	1,634.4	1,421.1	-4.07	-9.40	4.20
Southwestern Thrifts	1,195.2	1,201.0	1,232.3	1,112.9	-0.48	-3.01	7.39
Western Thrifts	1,468.3	1,524.9	1,463.2	1,330.2	-3.71	0.34	10.37
Asset Size Indexes							
Less than $250M	1,315.7	1,329.4	1,351.5	1,341.0	-1.03	-2.65	-1.89
$250M to $500M	3,320.8	3,279.8	3,583.3	3,311.6	1.25	-7.33	0.28
$500M to $1B	1,808.4	1,819.5	1,910.0	1,736.7	-0.61	-5.32	4.12
$1B to $5B	2,422.4	2,470.4	2,486.9	2,217.5	-1.94	-2.59	9.24
Over $5B	941.3	972.1	949.1	872.4	-3.17	-0.82	7.89
Pink Indexes							
Pink Thrifts	410.6	407.6	410.6	388.1	0.74	0.00	5.82
Less than $75M	498.5	517.6	476.1	464.9	-3.70	4.70	7.21
Over $75M	425.1	421.5	426.0	402.2	0.87	-0.20	5.72
Comparative Indexes							
Dow Jones Industrials	10,481.6	10,640.9	10,783.0	10,173.9	-1.50	-2.80	3.02
S&P 500	1,220.3	1,234.2	1,211.9	1,104.2	-1.12	0.69	10.51

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

Source: SNL Financial

EXHIBIT IV-4

Market Area Acquisition Activity

Exhibit IV-4
New York Thrift Acquisitions 2002-Present

Announce Date	Complete Date	Buyer Short Name		Target Name		Target Financials at Announcement: Total Assets ($000)	E/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Terms and Pricing at Announcement: Deal Value ($M)	Value/ Share ($)	Consid. Type	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
04/26/2004	08/01/2004	Prosperity Bancshares Inc.	TX	Liberty Bancshares Inc.	NY	193,210	8.10	1.15	13.38	0.72	799.09	42.0	NA	Mixed	268.46	268.46	20.31	21.74	20.89
04/01/2004	01/14/2005	First Niagara Finl Group	NY	Hudson River Bancorp, Inc.	NY	2,579,259	10.60	1.24	11.78	0.79	199.99	611.1	19.377	Mixed	198.13	266.90	18.11	23.69	23.72
03/15/2004	10/01/2004	Provident Bancorp Inc.	NY	Warwick Community Bancorp, Inc.	NY	759,996	9.72	0.82	8.50	NA	NA	154.3	32.747	Mixed	198.43	206.08	22.74	20.30	17.70
02/15/2004	10/01/2004	North Fork Bancorp.	NY	GreenPoint Financial Corp.	NY	22,985,000	8.00	2.12	25.28	1.24	29.77	6,396.3	45.999	Stock	297.53	378.90	12.14	27.83	42.84
11/24/2003	04/12/2004	Independence Comm. Bank Corp.	NY	Staten Island Bancorp, Inc.	NY	7,554,089	8.30	1.09	12.66	0.39	92.98	1,474.4	23.881	Mixed	223.75	245.19	16.14	19.52	34.96
08/10/2003	01/16/2004	First Niagara Finl Group	NY	Troy Financial Corporation	NY	1,247,755	12.39	1.12	8.72	0.20	726.81	348.2	35.500	Mixed	212.45	266.12	23.51	27.90	26.13
06/27/2003	10/31/2003	New York Community Bancorp	NY	Roslyn Bancorp, Inc.	NY	10,881,506	5.04	1.31	26.53	0.23	181.79	1,578.5	20.325	Stock	289.94	290.36	10.64	14.51	19.68
05/07/2003	09/05/2003	Community Bank System Inc.	NY	Peoples Bankcorp, Inc.	NY	28,768	11.22	0.17	1.56	0.00	NM	4.2	30.000	Cash	124.02	124.02	NM	14.55	4.64
07/22/2002	01/17/2003	First Niagara Finl Group (MHC)	NY	Finger Lakes Bancorp, Inc.	NY	387,818	9.57	0.75	7.35	NA	NA	67.1	20.000	Mixed	170.94	170.94	25.00	17.30	13.92
01/14/2002	02/14/2003	Beacon Federal	NY	Salt City Hospitals Federal Credit Union	NY	8,488	6.27	0.06	0.94	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
				Average:		4,662,589	8.92	0.98	11.67	0.51	338.41				220.41	246.33	18.57	20.82	22.72
				Median:		1,003,876	8.94	1.11	10.25	0.39	199.99				212.45	266.12	20.31	20.30	20.89

Source: SNL Finanical, LC.

EXHIBIT IV-5
Lake Shore Savings and Loan Association
Director and Senior Management Summary Resumes

Lake Shore Savings and Loan Association
Director and Senior Management Summary Resumes

Business Experience of Directors

Sharon E. Brautigam is a partner in the law firm of Brautigam & Brautigam, LLP in Fredonia, New York where her practice is concentrated in real estate transactions, estates, trusts and elder law.

Michael E. Brunecz is the Chairman of the Board of Directors of Lake Shore Bancorp and Lake Shore Savings. Mr. Brunecz is the President of Office Concepts, Inc. in Dunkirk, New York, a company involved in the retailing and wholesaling of office furniture.

James P. Foley DDS is a dentist in private practice in Dunkirk, New York. He is a retired commander of the U.S. Naval Reserve.

David C. Mancuso is the President and Chief Executive Officer of Lake Shore Bancorp and Lake Shore Savings. Mr. Mancuso has been employed in various positions by Lake Shore Savings since 1965. He became President and Chief Executive Officer of Lake Shore Savings in 1993. Mr. Mancuso has been a member of the New York State Banking Board since 2001.

Thomas E. Reed is the Chairman of the Board of ECR International, Inc., a manufacturer of heating and cooling products headquartered in Utica, New York.

Daniel P. Reininga is Vice Chairman of the Board of Directors of Lake Shore Bancorp and Lake Shore Savings. Mr. Reininga is the President of G.H. Graf Realty Corporation, Inc., a real estate investment company located in Dunkirk, New York.

Gary W. Winger has been a principal of Compass Consulting, Inc. in Auburn and Jamestown, New York and Venice, Florida, a firm that provides consulting services in the area of higher education, since July, 2002. From 1975 until June 2002, Mr. Winger was the Dean of Administration and Development and Chief Financial and Development Officer of Jamestown Community College in Jamestown, New York.

Nancy L. Yocum is a practicing certified public accountant. She is a partner in the firm of Brumfield & Associates in Fredonia, New York where her practice is concentrated in estates and trusts.

Kristy B. Zabrodsky is a practicing certified public accountant. She is a shareholder of Buffamante Whipple Buttafaro, P.C., a regional certified public accounting and business advisory firm with offices in Olean and Jamestown, New York.

Our Executive Officers

Beverly J. Mulkin is the Secretary/Treasurer of Lake Shore Bancorp. She has also been the Secretary of Lake Shore Savings since 1984 and its Treasurer since 2002.

Reginald S. Corsi is the Executive Vice President of Lake Shore Bancorp. He has also been the Executive Vice President of Lake Shore Savings since 1994. Prior to joining Lake Shore Savings, Mr. Corsi was Vice President of M&T Bank.

Robert L. Smith is the Chief Financial Officer of Lake Shore Bancorp. He has also been the Chief Financial Officer of Lake Shore Savings since July 2004. Prior to joining Lake Shore Savings, Mr. Smith served in various financial positions for Nestlé Purina Petcare Company from June 1976 to June 2004. Mr. Smith was a member of the Board of Directors of Lake Shore Savings from January 2003 to June 2004.

Source: Lake Shore Savings' prospectus.

EXHIBIT IV-6
Lake Shore Savings and Loan Association
Pro Forma Regulatory Capital Ratios

EXHIBIT IV-6
Lake Shore Savings and Loan Association
Pro Forma Regulatory Capital Ratios

	Actual, As of June 30, 2005		Pro Forma at June 30, 2005							
			Minimum 1,912,500 shares at $10.00 per share		Midpoint 2,250,000 shares at $10.00 per share		Maximum 2,587,500 shares at $10.00 per share		Maximum as adjusted 2,975,625 shares at $10.00 per share	
	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)	Amount	Percent of Assets(2)
					(Dollars in thousands)					
Total GAAP Equity	$ 27,802	8.37%	$ 34,237	10.07%	$ 35,480	10.39%	$ 36,723	10.70%	$ 38,153	11.06%
Tangible Capital (3)	$ 27,349	8.25%	$ 33,783	9.95%	$ 35,026	10.27%	$ 36,269	10.58%	$ 37,699	10.94%
Requirement	4,974	1.50%	5,095	1.50%	.118	1.50%	5,140	1.50%	5,167	1.50%
Excess	$ 22,375	6.75%	$ 28,688	8.45%	$ 29,908	8.77%	$ 31,129	9.08%	$ 32,532	9.44%
Tier 1 (Leverage)(4)	$ 27,349	8.25%	$ 33,783	9.95%	$ 35,026	10.27%	$ 36,269	10.58%	$ 37,699	10.94%
Requirement	13,264	4.00%	13,586	4.00%	13,647	4.00%	13,708	4.00%	13,778	4.00%
Excess	$ 14,085	4.25%	$ 20,197	5.95%	$ 21,379	6.27%	$ 22,561	6.58%	$ 23,921	6.94%
Tier 1 Risk Based (5)	$ 27,349	15.58%	$ 33,783	18.82%	$ 35,026	19.43%	$ 36,269	20.04%	$ 37,699	20.72%
Requirement	7,019	4.00%	7,180	4.00%	7,211	4.00%	7,241	4.00%	7,276	4.00%
Excess	$ 20,330	11.58%	$ 26,603	14.82%	$ 27,815	15.43%	$ 29,028	16.04%	$ 30,423	16.72%
Total Risk-Based	$ 29,262	16.68%	$ 35,697	19.89%	$ 36,940	20.49%	$ 38,183	21.09%	$ 39,613	21.78%
Risk-Based Requirement	14,039	8.00%	14,360	8.00%	14,421	8.00%	14,482	8.00%	14,552	8.00%
Excess	$ 15,223	8.68%	$ 21,337	11.89%	$ 22,519	12.49%	$ 23,701	13.09%	$ 25,061	13.78%

(1) As adjusted to give effect to an increase in the number of shares, which could occur due to an increase in the estimated price range of up to 15% as a result of changes in market conditions or general financial and economic conditions following the commencement of the offering.

(2) Core capital levels are shown as a percentage of "total assets," and risk-based capital levels are calculated on the basis of a percentage of "risk-weighted assets," each as defined in the Office of Thrift Supervision regulations.

(3) Pro forma capital levels assume receipt by Lake Shore Savings of 50% of the net proceeds from the shares of common stock sold at the minimum, midpoint, maximum and 15% above maximum of the offering range.

(4) The current core capital requirement for savings banks is 3% of total adjusted assets for savings banks that receive the highest supervisory ratings for safety and soundness and that are not experiencing or anticipating significant growth. The current core capital ratio applicable to all other savings banks is 4%.

(5) Assumes net proceeds are invested in assets that carry a 50% risk-weighting.

Source: Lake Shore Savings' prospectus.

EXHIBIT IV-7
Lake Shore Savings and Loan Association
Pro Forma Analysis Sheet – Fully-Converted Basis

Exhibit IV-7
PRO FORMA ANALYSIS SHEET
Lake Shore Savings and Loan Association
Prices as of September 30, 2005

ice Multiple		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	New York Companies Mean	New York Companies Median	All Publicly-Traded Mean	All Publicly-Traded Median
Price-earnings ratio (x)		P/E	19.65 x	26.01x	25.72x	19.57x	16.27x	19.16x	17.37x
ice-core earnings ratio (x)		P/Core	19.66 x	27.83x	27.40x	19.77x	15.80x	20.45x	18.48x
ice-book ratio (%)	=	P/B	71.91%	89.10%	85.87%	147.50%	140.66%	151.29%	138.36%
rice-tangible book ratio (%)	=	P/TB	71.91%	92.39%	88.28%	207.46%	204.44%	170.03%	157.45%
Price-assets ratio (%)	=	P/A	13.38%	21.58%	21.44%	19.36%	16.99%	16.81%	14.44%

luation Parameters

Pre-Conversion Earnings (Y)	$2,327,000	ESOP Stock Purchases (E)	8.00% (5)
e-Conversion Earnings (CY)	$2,326,000	Cost of ESOP Borrowings (S)	0.00% (4)
e-Conversion Book Value (B)	$27,802,000	ESOP Amortization (T)	30.00 years
re-Conv. Tang. Book Val. (TB)	$27,802,000	RRP Amount (M)	4.00%
Pre-Conversion Assets (A)	$332,039,000	RRP Vesting (N)	5.00 years (5)
einvestment Rate (2)(R)	3.51%	Foundation (F)	4.44%
t. Conversion Expenses (3)(X)	2.00%	Tax Benefit (Z)	819,149
ax Rate (TAX)	38.50%	Percentage Sold (PCT)	100.00%
		Option (O1)	10.00% (6)
		Estimated Option Value (O2)	38.20% (6)
		Option vesting (O3)	5.00 (6)
		Option pct taxable (O4)	30.00% (6)

Calculation of Pro Forma Value After Conversion

$$V=\frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$$ V= $50,000,000

$$V=\frac{P/Core * (Y)}{1 - P/core * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$$ V= $50,000,000

3. $$V=\frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$$ V= $50,000,000

4. $$V=\frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-F)}$$ V= $50,000,000

$$V=\frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$$ V= $50,000,000

onclusion	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Shares Issued To Foundation	Total Shares Issued	Aggregate Market Value of Shares Issued
Supermaximum	6,331,117	10.00	$ 63,311,170	281,383	6,612,500	$ 66,125,000
Maximum	5,505,319	10.00	55,053,190	244,681	5,750,000	57,500,000
idpoint	4,787,234	10.00	47,872,340	212,766	5,000,000	50,000,000
inimum	4,069,149	10.00	40,691,490	180,851	4,250,000	42,500,000

(1) Pricing ratios shown reflect the midpoint value.
) Net return reflects a reinvestment rate of 3.51 percent, and a tax rate of 38.50 percent.
) Offering expenses shown at estimated midpoint value.
(4) No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and MRP amortize over 30 years and 5 years, respectively; amortization expenses tax effected at 38.50 percent.
) 10 percent option plan with an estimated Black-Scholes valuation of 38.20 percent of the exercise price, including a 5 year vesting with 30 percent of the options (granted to directors) tax effected at 38.50 percent.

EXHIBIT IV-8
Lake Shore Savings and Loan Association
Pro Forma Effect of Conversion Proceeds – Fully-Converted Basis

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Lake Shore Savings and Loan Association
At the Minimum

1. Pro Forma Market Capitalization	$42,500,000
Less: Foundation Shares	1,808,510
2. Offering Proceeds	$40,691,490
Less: Estimated Offering Expenses	813,830
Net Conversion Proceeds	$39,877,660

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$39,877,660
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	5,100,000
Net Proceeds Reinvested	$34,777,660
Estimated net incremental rate of return	2.16%
Reinvestment Income	$750,728
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	69,700
Less: Amortization of Options (4)	287,197
Less: Recognition Plan Vesting (5)	209,100
Net Earnings Impact	$184,731

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2005 (reported)	$2,327,000	$184,731	$2,511,731
12 Months ended June 30, 2005 (core)	$2,326,000	$184,731	$2,510,731

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2005	$27,802,000	$34,777,660	$696,276	$63,275,936
June 30, 2005 (Tangible)	$27,802,000	$34,777,660	$696,276	$63,275,936

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2005	$332,039,000	$34,777,660	$696,276	$367,512,936

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 30 Years, amortization expense is tax-effected at a 38.50 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 30 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 38.50 percent.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Lake Shore Savings and Loan Association
At the Midpoint

1. Pro Forma Market Capitalization	$50,000,000
Less: Foundation Shares	2,127,660
2. Offering Proceeds	$47,872,340
Less: Estimated Offering Expenses	957,447
Net Conversion Proceeds	$46,914,893

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$46,914,893
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	6,000,000
Net Proceeds Reinvested	$40,914,893
Estimated net incremental rate of return	2.16%
Reinvestment Income	$883,209
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	82,000
Less: Amortization of Options (4)	337,879
Less: Recognition Plan Vesting (5)	246,000
Net Earnings Impact	$217,330

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2005 (reported)	$2,327,000	$217,330	$2,544,330
12 Months ended June 30, 2005 (core)	$2,326,000	$217,330	$2,543,330

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2005	$27,802,000	$40,914,893	$819,148	$69,536,041
June 30, 2005 (Tangible)	$27,802,000	$40,914,893	$819,148	$69,536,041

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2005	$332,039,000	$40,914,893	$819,148	$373,773,041

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 30 Years, amortization expense is tax-effected at a 38.50 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 30 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 38.50 percent.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Lake Shore Savings and Loan Association
At the Maximum Value

1. Pro Forma Market Capitalization	$57,500,000
Less: Foundation Shares	2,446,810
2. Offering Proceeds	$55,053,190
Less: Estimated Offering Expenses	1,101,064
Net Conversion Proceeds	$53,952,126

3. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$53,952,126
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	6,900,000
Net Proceeds Reinvested	$47,052,126
Estimated net incremental rate of return	2.16%
Reinvestment Income	$1,015,691
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	94,300
Less: Amortization of Options (4)	388,561
Less: Recognition Plan Vesting (5)	282,900
Net Earnings Impact	$249,930

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2005 (reported)	$2,327,000	$249,930	$2,576,930
12 Months ended June 30, 2005 (core)	$2,326,000	$249,930	$2,575,930

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2005	$27,802,000	$47,052,126	$942,020	$75,796,146
June 30, 2005 (Tangible)	$27,802,000	$47,052,126	$942,020	$75,796,146

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2005	$332,039,000	$47,052,126	$942,020	$380,033,146

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 30 Years, amortization expense is tax-effected at a 38.50 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 30 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 38.50 percent.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Lake Shore Savings and Loan Association
At the Supermaximum Value

1. Pro Forma Market Capitalization	$66,125,000
Less: Foundation Shares	2,813,830
2. Offering Proceeds	$63,311,170
Less: Estimated Offering Expenses	1,266,223
Net Conversion Proceeds	$62,044,947

3. Estimated Additional Income from Conversion Proceeds	
Net Conversion Proceeds	$62,044,947
Less: Cash Contribution to Foundation	0
Less: Non-Cash Stock Purchases (1)	7,935,000
Net Proceeds Reinvested	$54,109,947
Estimated net incremental rate of return	2.16%
Reinvestment Income	$1,168,044
Less: Estimated cost of ESOP borrowings (2)	0
Less: Amortization of ESOP borrowings (3)	108,445
Less: Amortization of Options (4)	446,845
Less: Recognition Plan Vesting (5)	325,335
Net Earnings Impact	$287,419

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2005 (reported)	$2,327,000	$287,419	$2,614,419
12 Months ended June 30, 2005 (core)	$2,326,000	$287,419	$2,613,419

5. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2005	$27,802,000	$54,109,947	$1,083,323	$82,995,270
June 30, 2005 (Tangible)	$27,802,000	$54,109,947	$1,083,323	$82,995,270

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
June 30, 2005	$332,039,000	$54,109,947	$1,083,323	$387,232,270

(1) Includes ESOP and RRP stock purchases equal to 8.0 and 4.0 percent of the offering, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 30 Years, amortization expense is tax-effected at a 38.50 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assumes 30 percent is taxable.
(5) RRP is amortized over 5 years, and amortization expense is tax effected at 38.50 percent.

EXHIBIT IV-9
Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended June 30, 2005

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
ALLB	Alliance Bank MHC of PA (20.0)	1,203	166	-56	0	1,313	3,441	0.38
CHEV	Cheviot Fin Cp MHC of OH(45.0)	2,493	-28	10	0	2,475	9,919	0.25
FFFS	First Fed Serv MHC of IL(45.0)	2,026	0	0	0	2,026	3,920	0.52
GOV	Gouverneur Bcp MHC of NY(42.6)	927	-79	27	0	875	2,284	0.38
GCBC	Green Co Bcrp MHC of NY (44.0)	2,948	0	0	0	2,948	4,130	0.71
JXSB	Jcksnville Bcp MHC of IL(47.2)	860	-87	30	0	803	1,967	0.41
NVSL	Naug Vlly Fin MHC of CT (45.0)	458	1,672	-568	0	1,562	7,604	0.21
ONFC	Oneida Fincl MHC of NY (43.9)	3,671	607	-206	0	4,072	7,692	0.53
PSBH	PSB Hldgs Inc MHC of CT (46.3)	1,269	1,105	-376	0	1,998	6,943	0.29
PBHC	Pathfinder BC MHC of NY (35.5)	943	-374	127	0	696	2,463	0.28

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT IV-10
Lake Shore Savings and Loan Association
Pro Forma Analysis Sheet – Minority Stock Offering

EXHIBIT IV-10
PRO FORMA ANALYSIS SHEET
Lake Shore Savings and Loan Association
September 30, 2005

ce Multiple		Symbol	Subject (1)	Peer Group Mean	Peer Group Median	New York Companies Mean	New York Companies Median	All Publicly-Traded Mean	All Publicly-Traded Median
Price-earnings ratio (x)		P/E	20.89 x	28.17x	27.92x	19.57x	16.27x	19.16x	17.37x
Price-core earnings ratio (x)		P/Core	20.90 x	28.77x	28.99x	19.77x	15.80x	20.45x	18.48x
ce-book ratio (%)	=	P/B	107.99%	169.69%	151.52%	147.50%	140.66%	151.29%	138.36%
ce-tangible book ratio (%	=	P/TB	107.99%	180.77%	170.55%	207.46%	204.44%	170.03%	157.45%
Price-assets ratio (%)	=	P/A	14.26%	24.44%	23.94%	19.36%	16.99%	16.81%	14.44%

uation Parameters

Pre-Conversion Earnings (Y)	$2,325,000	ESOP Stock Purchases (E)	8.00% (5)
Pre-Conversion Earnings (CY)	$2,324,000	Cost of ESOP Borrowings (S)	0.00% (4)
-Conversion Book Value (B)	$27,702,000	ESOP Amortization (T)	30.00 years
-Conv. Tang. Book Value (TI	$27,702,000	MRP Amount (M)	4.17%
Pre-Conversion Assets (A)	$331,939,000	MRP Vesting (N)	5.00 years (5)
Reinvestment Rate (2)(R)	3.51%	Foundation (F)	4.44%
Conversion Expenses (3)(X	6.32%	Tax Benefit (Z)	385,000
Rate (TAX)	38.50%	Percentage Sold (PCT)	47.00%
		Option (O1)	10.43% (6)
		Estimated Option Value (O2)	38.20% (6)
		Option vesting (O3)	5.00 (6)
		Option pct taxable (O4)	30.00% (6)

culation of Pro Forma Value After Conversion

$$V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$$ V= $50,000,000

2. $$V = \frac{P/Core * (Y)}{1 - P/core * PCT * ((1-X-E-M-F)*R*(1-TAX) - (1-TAX)*E/T - (1-TAX)*M/N) - (1-(TAX*O4))*(O1*O2)/O3)}$$ V= $50,000,000

$$V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-F)}$$ V= $50,000,000

$$V = \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-F)}$$ V= $50,000,000

5. $$V = \frac{P/A * (A+Z)}{1 - P/A * PCT * (1-X-E-M-F)}$$ V= $50,000,000

nclusion	Shares Owned by The MHC	Shares Issued To the Public	Price Per Share	Gross Offering Proceeds	Shares Issued to Foundation	Total Shares Issued Publicly	Aggregate Market Value of Shares Issued Publicly	Full Value Total Shares
permaximum	3,504,625	2,975,625	10.00	$ 29,756,250	132,250	3,107,875	$ 31,078,750	6,612,500
Maximum	3,047,500	2,587,500	10.00	$ 25,875,000	115,000	2,702,500	27,025,000	5,750,000
Midpoint	2,650,000	2,250,000	10.00	$ 22,500,000	100,000	2,350,000	23,500,000	5,000,000
nimum	2,252,500	1,912,500	10.00	$ 19,125,000	85,000	1,997,500	19,975,000	4,250,000

(1) Pricing ratios shown reflect the midpoint value.
(2) Net return reflects a reinvestment rate of 3.51 percent, and a tax rate of 38.50 percent.
Offering expenses shown at estimated midpoint value.
No cost is applicable since holding company will fund the ESOP loan.
(5) ESOP and MRP amortize over 30 years and 5 years, respectively; amortization expenses tax effected at 38.50 percent.
(6) 10 percent option plan with an estimated Black-Scholes valuation of 38.20 percent of the exercise price, including a 5 year vesting with 30 percent of the options (granted to directors) tax effected at 38.50 percent.

EXHIBIT IV-11

Lake Shore Savings and Loan Association

Pro Forma Effect of Conversion Proceeds – Minority Stock Offering

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Lake Shore Savings and Loan Association
At the Minimum

1.	Pro Forma Market Capitalization	$19,975,000
	Less: Foundation Shares	850,000
2.	Offering Proceeds	$19,125,000
	Less: Estimated Offering Expenses	1,392,060
	Net Conversion Proceeds	$17,732,940

3.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$17,732,940
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash Stock Purchases (1)	2,431,000
	Net Proceeds Reinvested	$15,301,940
	Estimated net incremental rate of return	2.16%
	Reinvestment Income	$330,315
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	32,759
	Less: Amortization of Options (4)	140,727
	Less: Recognition Plan Vesting (5)	102,459
	Net Earnings Impact	$54,371

		Before Conversion	Net Earnings Increase	After Conversion
4.	Pro Forma Earnings			
	12 Months ended June 30, 2005 (reported)	$2,325,000	$54,371	$2,379,371
	12 Months ended June 30, 2005 (core)	$2,324,000	$54,371	$2,378,371

		Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
5.	Pro Forma Net Worth				
	June 30, 2005	$27,702,000	$15,301,940	$327,247	$43,331,187
	June 30, 2005 (Tangible)	$27,702,000	$15,301,940	$327,247	$43,331,187

		Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
6.	Pro Forma Assets				
	June 30, 2005	$331,939,000	$15,301,940	$327,247	$347,568,187

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the public shares, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 30 years, amortization expense is tax-effected at a 38.50 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 30 percent taxable.
(5) MRP is amortized over 5 years, and amortization expense is tax effected at 38.50 percent.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Lake Shore Savings and Loan Association
At the Midpoint

1.	Pro Forma Market Capitalization	$23,500,000
	Less: Foundation Shares	1,000,000
2.	Offering Proceeds	$22,500,000
	Less: Estimated Offering Expenses	1,422,990
	Net Conversion Proceeds	$21,077,010

3.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$21,077,010
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash Stock Purchases (1)	2,860,000
	Net Proceeds Reinvested	$18,217,010
	Estimated net incremental rate of return	2.16%
	Reinvestment Income	$393,241
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	38,540
	Less: Amortization of Options (4)	165,561
	Less: Recognition Plan Vesting (5)	120,540
	Net Earnings Impact	$68,601

4.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended June 30, 2005 (reported)	$2,325,000	$68,601	$2,393,601
	12 Months ended June 30, 2005 (core)	$2,324,000	$68,601	$2,392,601

5.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	June 30, 2005	$27,702,000	$18,217,010	$384,996	$46,304,006
	June 30, 2005 (Tangible)	$27,702,000	$18,217,010	$384,996	$46,304,006

6.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	June 30, 2005	$331,939,000	$18,217,010	$384,996	$350,541,006

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the public shares, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 30 years, amortization expense is tax-effected at a 38.50 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 30 percent taxable.
(5) MRP is amortized over 5 years, and amortization expense is tax effected at 38.50 percent.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Lake Shore Savings and Loan Association
At the Maximum

1.	Pro Forma Market Capitalization	$27,025,000
	Less: Foundation Shares	1,150,000
2.	Offering Proceeds	$25,875,000
	Less: Estimated Offering Expenses	1,453,920
	Net Conversion Proceeds	$24,421,080

3.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$24,421,080
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash Stock Purchases (1)	3,289,000
	Net Proceeds Reinvested	$21,132,080
	Estimated net incremental rate of return	2.16%
	Reinvestment Income	$456,168
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	44,321
	Less: Amortization of Options (4)	190,395
	Less: Recognition Plan Vesting (5)	138,621
	Net Earnings Impact	$82,831

		Before Conversion	Net Earnings Increase	After Conversion
4.	Pro Forma Earnings			
	12 Months ended June 30, 2005 (reported)	$2,325,000	$82,831	$2,407,831
	12 Months ended June 30, 2005 (core)	$2,324,000	$82,831	$2,406,831

		Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
5.	Pro Forma Net Worth				
	June 30, 2005	$27,702,000	$21,132,080	$442,750	$49,276,830
	June 30, 2005 (Tangible)	$27,702,000	$21,132,080	$442,750	$49,276,830

		Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
6.	Pro Forma Assets				
	June 30, 2005	$331,939,000	$21,132,080	$442,750	$353,513,830

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the public shares, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 30 years, amortization expense is tax-effected at a 38.50 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 30 percent taxable.
(5) MRP is amortized over 5 years, and amortization expense is tax effected at 38.50 percent.

Exhibit IV-11
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Lake Shore Savings and Loan Association
At the Supermaximum Value

1.	Pro Forma Market Capitalization	$31,078,750
	Less: Foundation Shares	1,322,500
2.	Offering Proceeds	$29,756,250
	Less: Estimated Offering Expenses	1,489,490
	Net Conversion Proceeds	$28,266,760

3.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$28,266,760
	Less: Cash Contribution to Foundation	0
	Less: Non-Cash Stock Purchases (1)	3,782,350
	Net Proceeds Reinvested	$24,484,410
	Estimated net incremental rate of return	2.16%
	Reinvestment Income	$528,533
	Less: Estimated cost of ESOP borrowings (2)	0
	Less: Amortization of ESOP borrowings (3)	50,969
	Less: Amortization of Options (4)	218,954
	Less: Recognition Plan Vesting (5)	159,414
	Net Earnings Impact	$99,195

4.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended June 30, 2005 (reported)	$2,325,000	$99,195	$2,424,195
	12 Months ended June 30, 2005 (core)	$2,324,000	$99,195	$2,423,195

5.	Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	June 30, 2005	$27,702,000	$24,484,410	$509,112	$52,695,522
	June 30, 2005 (Tangible)	$27,702,000	$24,484,410	$509,112	$52,695,522

6.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit Of Contribution	After Conversion
	June 30, 2005	$331,939,000	$24,484,410	$509,112	$356,932,522

(1) Includes ESOP and MRP stock purchases equal to 8.0 and 4.0 percent of the public shares, respectively.
(2) ESOP stock purchases are internally financed by a loan from the holding company.
(3) ESOP borrowings are amortized over 30 years, amortization expense is tax-effected at a 38.50 percent rate.
(4) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 30 percent taxable.
(5) MRP is amortized over 5 years, and amortization expense is tax effected at 38.50 percent.

EXHIBIT V-1
RP® Financial, LC.
Firm Qualifications Statement

RP® FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP® Financial provides financial and management consulting and valuation services to the financial services industry nationwide. RP® Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP® Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and a variety of financial service companies.

STRATEGIC AND CAPITAL PLANNING

RP® Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. In this regard, RP® Financial analyzes strategic options to enhance shareholder value, achieve regulatory approval or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise and/or market value, capital management and planning, earnings improvement, operational matters and charter and organizational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP® Financial's merger and acquisition (M&A) services include targeting potential buyers and sellers, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP® Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP® Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP® Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP® Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP® Financial assists banks and thrifts prepare CRA plans and applications for Community Development Entity ("CDE") certification and New Markets Tax Credit ("NMTC") allocation. RP® Financial's consulting services are aided by its in-house data bases resource and proprietary valuation and financial simulation models.

RP® Financial's Key Personnel (Years of Relevant Experience)

Ronald S. Riggins, Managing Director (24)
William E. Pommerening, Managing Director (20)
Gregory E. Dunn, Senior Vice President (22)
James P. Hennessey, Senior Vice President (19)
James J. Oren, Senior Vice President (17)

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com